Sit Investment Associates, Inc.

Domestic Growth Equity Presentation

June 30, 2009

Sit Investment Associates, Inc.
3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402-2211
Phone: 800-328-5580
Fax: 612-342-2111
Web Site: www.sitfunds.com

Disclosure Page

General Disclosure
Investors should consider the investment objectives, risks, and charges and expenses of the investment company carefully before investing. The Fund's prospectus contains this and other information about the Fund. A prospectus may be obtained at www.sitfunds.com or 800-332-5580, and should be read carefully before investing.

Performance Disclosure
The following performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Performance data current to the most recent month-end can be obtained at www.sitfunds.com or 800-332-5580.

Small Cap Stock Risks
Sit Small Cap Growth Fund primarily invests in stocks of small-and mid-sized companies. Such companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.

Outline of Presentation

I. Organizational Overview

- We are a full product global asset manager offering management expertise in domestic equities, international equities and fixed income instruments. Our equity investment philosophy emphasizes growth investments and our fixed income philosophy focuses on high income with safety of principal;
- We have senior, experienced investment professionals who are actively involved in the investment process and client servicing, and are owners of Sit Investment Associates, Inc. Sit Investment is privately owned and intends to remain private;
- The Firm's investment management team has been continuously involved in the management of the clients' portfolios from their inceptions;
- We have the resources of a $7.4 billion investment management firm working for the benefit of our clients;
- Our growth-oriented investment philosophy allows us to be very responsive to growth opportunities in the developed and developing markets; and
- We have achieved very competitive investment results for client portfolios over extended periods utilizing our disciplined, fundamental research-driven investment process. We have a total of 35 full-time investment professionals, including 19 industry and geographically-focused equity analysts.


Sit Investment Associates, Inc.
Sit Investment Associates, Inc.
Domestic/Global Equity
Sit International Investment Associates
International Equity
Sit Investment Fixed Income Advisors, Inc.
Fixed Income
Sit Mutual Funds
Large Cap Growth
Mid Cap Growth
Small Cap Growth
Dividend Growth
Global
EAFE+
Pacific Basin
Developing Markets
Taxable
Tax-Exempt
Domestic Growth Equity
International Growth Equity
Fixed Income

SIT INVESTMENT ASSOCIATES GROUP
GLOBAL INVESTMENT MANAGERS
SPECIALIZING IN GROWTH EQUITY PORTFOLIOS AND FIXED INCOME

OUR MISSION STATEMENT

The firm is dedicated to a single purpose: to be one of the premier investment management firms in the United States.

BACKGROUND

1981

- Sit Investment Associates founded in Minneapolis by Eugene C. Sit
- Sit Mutual Funds formed
- Sit Investment Associates is one of the largest minority-owned advisory firms in the U.S.

1984

- Sit Fixed Income division formed to manage taxable and tax-exempt fixed income portfolios

1989

- Sit International division formed to manage international and global portfolios

1994

- Small capitalization domestic growth product introduced

2004

- Dividend growth product introduced

TOTAL ASSETS UNDER MANAGEMENT
AS OF JUNE 30, 2009: $7.4 BILLION

- Equity $2.0 Billion
- Fixed Income $5.4 Billion
- Institutional Separate Accounts $6.0 Billion
- Sit Mutual Funds $1.4 Billion

Investment Management & Research
Organization Chart

Roger J. Sit

Global Equity Management

Roger J. Sit	Raymond E. Sit
Kent L. Johnson	Janet K. Kinzler
Ronald D. Sit	Tasha M. Murdoff
David A. Brown	Ningning Tang
Robert W. Sit	William F. Wanner
Michael J. Stellmacher	Bradley W. Meyer
Denise A. Anderson	Matthew J. Michalik
John M. Bernstein	Nicholas D. Tich
Stacey M. Curme	Lee J. Feltman
Joseph R. Eshoo	
Matthew T. Loucks	

Fixed Income Management

Michael C. Brilley
Debra A. Sit
Bryce A. Doty
Mark H. Book
Paul J. Jungquist
Christopher M. Rasmussen
Todd S. Emerson
Matthew T. Hilliard
Jessica A. Mahlberg
Eric T. Nelmark
Kevin P. O'Brien
Brendan J. O'Sullivan
Michael J. Reich
Marci A. Lorge
Brian R. Gilbert

Sit Investment Associates, Inc.
Total Years Investment Experience 238 Years
Average Years Investment Experience 11.9 Years

Name	Years of Investment Experience	Years With SIA
Roger J. Sit	18	11
Kent L. Johnson, CFA	16	19
Ronald D. Sit, CFA	24	24
David A. Brown, CFA, CPA	14	11
Robert W. Sit, CFA	17	17
Michael J. Stellmacher, CFA	18	7
Denise A. Anderson, Ph.D.	11	0
John M. Bernstein	16	13
Stacey M. Curme	12	16
Joseph R. Eshoo	14	1
Matthew T. Loucks, CFA	14	3
Raymond E. Sit	17	17
Janet K. Kinzler	16	7
Tasha M. Murdoff	9	13
Ningning Tang, CFA	5	1
William F. Wanner	7	1
Bradley W. Meyer	6	7
Matthew J. Michalik	2	1
Nicholas D. Tich	1	3
Lee J. Feltman	1	2

Roger J. Sit
Chairman, CEO, President and Global Chief Investment Officer

Professional Experience:	1998-Present	Sit Investment Associates, Inc.
	1991-1998	Goldman Sachs & Co. Vice President, Senior Equity Research Analyst
	1984-1990	Captain, United States Air Force
Education:	Harvard University, Harvard Business School, MBA (1991)	
	University of Southern California, MS Systems Technology (1987)	
	United States Air Force Academy, BS (1984)	
Inv. Exp.:	18 Years	
Age:	47	
E-mail:	rjs@sitinvest.com	



Kent L. Johnson, CFA
Senior Vice President - Research and Investment Management

Financials/Capital Goods Sectors

Professional Experience:	1989-Present	Sit Investment Associates, Inc.
Education:	University of Minnesota, MBA (1995)	
	University of Minnesota, BS (1989)	
Inv. Exp.:	16 Years	
Age:	44	
E-mail:	klj@sitinvest.com	



Michael J. Stellmacher, CFA
Vice President – Research and Investment Management

Energy/Materials

Professional Experience:	2001-Present	Sit Investment Associates, Inc.
	1987-2000	The Pillsbury Company, Manager – Benefits Investment, Senior Economist
	1984-1987	Tri/Valley Growers, Manager - Economic Research
	1979-1983	U.S. Department of Agriculture, Agricultural Economist
Education:	University of Minnesota, MBA (1991)	
	Oklahoma State University, MS (1979)	
	University of Wisconsin – Madison, BS (1977)	
Inv. Exp.:	18 Years	
Age:	54	
E-mail:	mjs@sitinvest.com	



David A. Brown, CFA, CPA
Vice President - Research and Investment Management
Director of Client Services

Consumer/Accounting Sectors

Professional Experience:	1997-Present	Sit Investment Associates, Inc.
	1986-1997	KPMG Peat Marwick LLP, Director of Financial Services Corporate Finance Practice
Education:	University of North Dakota, BBA (1986)	
Inv. Exp.:	14 Years	
Age:	45	
E-mail:	dab@sitinvest.com	



RESEARCH RESPONSIBILITIES

Roger J. Sit
Global Chief Investment Officer

Roger J. Sit
- Investment Strategy
  - Economics
  - Fixed Income
  - Washington
  - International
  - Global Equities
  - Domestic Equities
- Generalist
- Japan

Kent L. Johnson, CFA
- Financial
  - Asset Managers/Brokers
  - GSE/Mortgage Finance
  - Insurance - Specialty
- Capital Goods/Defense
- Transportation
- Education
- Environmental Services
- Dir Quant. & Portfolio Research
  - Earnings/Portfolio Construction

Ronald D. Sit, CFA
- Retail
  - Gen. & Specialty Merchandising
- Consumer Services
  - Distribution Companies
  - Leisure & Publishing
  - Restaurants
- Consumer Products
  - Apparel
  - Appliances & Furniture
  - Beverages & Food
- Economic Analysis

David A. Brown, CFA
- Accounting & Corp. Governance
- Consumer Services
  - Entertainment
  - Media
- Consumer
  - Gaming & Lodging
  - Housing & Related
  - Recreational Products

Robert W. Sit, CFA
- Technology
  - Software - All
  - Electronics Distributors
  - Information Services
  - Networking
  - Internet Services
- Energy

Michael J. Stellmacher, CFA
- Energy
  - Exploration & Production
  - Oil Services
- Electric Power Generation
- Commodity Cyclicals

Denise A. Anderson, PhD
- Healthcare
  - Biotech & Medical Devices
  - Medical Technology
  - Pharmaceuticals
  - Healthcare Information Svcs
  - Healthcare Services

John M. Bernstein
- Financial
  - Banks, S & L's
  - Consumer Finance
  - GSEs
- Economic Analysis
- Investment Strategy
  - Global Equities
  - Washington

Stacey M. Curme
- Equity Trading
- Generalist

Joseph R. Eaton
- Telecommunications
  - Wireline Services
  - Wireless Services
  - Telecommunication Equipment
- Technology
  - Semiconductors
  - Semi. Capital Equipment
  - Storage Hardware
  - Computer Systems
  - Contract Manufacturing

Matthew T. Loucks, CFA
- Healthcare
  - Biotech & Medical Devices
  - Medical Technology
  - Pharmaceuticals
  - Healthcare Information Svcs
  - Healthcare Services

Raymond E. Sit
- Asia ex Japan
  - Southeast Asia
  - Greater China
  - North Asia
- Africa
- Middle East
- Latin America

James K. Kistler
- Europe
  - Western Europe
  - UK
- Canada

Tasha M. Murdoff
- Europe
  - Western Europe
  - UK
  - Eastern Europe
  - CIS
- Canada
- Japan

Mingqing Tang, CFA
- Asia ex Japan
  - Greater China

William E. Warner
- Healthcare Services
- Generalist

Bradley W. Meyer
- Equity Trading
- Quantitative & Portfolio Research
  - Technical Research
- Generalist

Matthew J. Michalik
- Quantitative & Portfolio Research
  - Valuation Analysis
  - Earnings Analysis
  - Screening/Modeling
  - Quantitative Sell Discipline
- Generalist

Nicholas D. Tich
- Quantitative & Portfolio Research
  - Valuation Analysis
  - Earnings Analysis
  - Screening/Modeling
  - Quantitative Sell Discipline
- Generalist

Lee J. Feldman
- Quantitative & Portfolio Research
  - Valuation Analysis
  - Earnings Analysis
  - Screening/Modeling
  - Quantitative Sell Discipline
- Generalist

GROWTH EQUITY

ConAgra Inc. Benefit Plan

Energy Future Holdings Pension Plan

Denver Employees' Retirement Plan

Los Angeles City ERS

Shell Oil Pension Trust

FIXED INCOME

Indiana State Police

LSI Logic Corporation

Mayo Foundation

MLM – The Lawyers Company

Safety National Insurance

This list of clients was selected at random and not by performance based criteria. It is not known whether the listed clients approve or disapprove of the advisory services provided by Sit Investment Associates, Inc. and its affiliates.

Corporate Values and Goals
Established with the Founding of the Firm in 1981

Our Corporate Values

- To operate under the highest ethical and professional standards.
- To put our clients first in everything we do. We realize that the success of our clients results in our success.
- To maintain our uncompromising commitment and adherence to our investment philosophy and style, while continually seeking ways to enhance our successful investment process.
- To always work hard for our clients, expending the effort they deserve in all aspects of the investment management and client reporting process.

Our Corporate Goals

- To provide superior investment management products for discriminating investors.
- To act as a "true extension" of the client's own operations, providing highly individualized services in an increasingly challenging investment environment.
- To control effectively our own destiny, avoiding imposed pressures for "growth," thereby allowing us to provide the services we believe our clients require and deserve.
- To have fun, on a partnership basis, with our clients.

Sit Composite Performance Results[1]

June 30, 2009

(Before Management Fees)

	YTD 2009	Annualized: 1 Year	2 Year	3 Years	5 Years	10 Years	25 Years
Sit Large Cap Growth	8.2%	-24.2%	-12.7%	-3.2%	1.8%	-2.2%	10.2%
Sit Large Cap Growth (Russell 1000 Growth)	10.9%	-25.6%	-13.2%	-3.7%	0.8%	N/A	N/A
Russell 1000 Growth	11.5	-24.5	-15.7	-5.5	-1.8	-4.2	9.3
S&P 500 Index	3.2	-26.2	-19.9	-8.2	-2.2	-2.2	10.1
Sit Concentrated Growth	5.9%	-35.8%	-13.9%	-2.9%	2.6%	0.8%	
Russell 1000 Growth	11.5	-24.5	-15.7	-5.5	-1.8	-4.2	
S&P 500 Index	3.2	-26.2	-19.9	-8.2	-2.2	-2.2	
Sit Mid Cap Growth	14.2%	-31.6%	-17.9%	-6.4%	1.3%	0.5%	10.5%
Russell Midcap Growth	16.6	-30.3	-19.3	-7.9	-0.4	0.0	N/A
Russell Midcap	10.0	-30.4	-21.4	-9.3	-0.1	3.1	11.4
Sit Small Cap Growth	10.4%	-29.4%	-18.7%	-7.4%	1.6%	4.9%	
Russell 2000 Growth	11.4	-24.8	-18.1	-7.8	-1.3	-0.9	
Russell 2000	2.6	-25.0	-20.7	-9.9	-1.7	2.4	
Sit Dividend Growth	4.4%	-20.9%	-12.0%	-1.7%	4.2%	N/A	
S&P 500 Index	3.2	-26.2	-19.9	-8.2	-2.2	-2.2	
Sit EAFE+	5.7%	-35.7%	-20.9%	-8.2%	1.7%	-1.6%	
MSCI EAFE Growth	6.3	-33.7	-20.4	-7.4	2.2	-0.6	
MSCI EAFE	8.0	-31.4	-21.7	-8.0	2.3	1.2	
Sit Global	6.2%	-30.7%	-17.7%	-7.3%	0.6%	-1.3%	
MSCI World Growth	9.1	-30.9	-18.2	-6.6	0.1	-2.2	
MSCI World	6.4	-29.5	-20.6	-8.0	0.0	-0.8	
Sit Developing Markets	33.4%	-32.6%	-14.8%	2.1%	14.5%	8.0%	
MSCI Emerging Mkts Growth[2]	34.2	-32.7	-18.2	-1.3	10.3	5.1	
MSCI Emerging Mkts[2]	34.3	-30.0	-15.2	0.6	12.0	6.3	
Sit Pacific Basin 3	16.4%	-20.6%	-12.5%	-2.8%	6.4%	N/A	
MSCI All Country Asia Pacific Growth	13.0	-29.8	-19.4	-8.0	2.4	N/A	
MSCI All Country Asia Pacific	16.7	-22.6	-15.9	-4.7	4.5	N/A	

[1] Note: Results are time-weighted, total rates of return, and gross of fees. Representative accounts and composites are valued monthly and returns are dollar-weighted using beginning of month market values. Past performance is not a guarantee of future results.

[2] Measured by Price Index (USD).

[3] There was no account managed by SIA under this strategy for June 2003, 2nd Qtr 2003 returns were derived from an active account for April and May 2003 and model portfolio for June 2003.

Please see General Disclosure on Disclosure Page (page 1) for more information.

Please see Performance Disclosure on Disclosure Page (page 1) for more information.

Sit Calendar Year Composite Performance Results[1]

Through June 30, 2009

(Before Management Fees)

	YTD 2009	2Q 2009	1Q 2009	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997
Sit Large Cap Growth	8.2%	13.4%	-4.6%	-33.6%	16.0%	10.4%	10.9%	13.5%	27.2%	-29.7%	-27.1%	-14.2%	34.3%	33.2%	33.1%
Sit Large Cap Growth (Russell 1000 Growth)	10.9%	14.3%	-3.0%	-36.1%	15.6%	9.1%	9.4%	12.1%	28.3%	-30.0%	-27.9%	N/A	N/A	N/A	N/A
Russell 1000 Growth	11.5	16.3	-4.1	-38.4	11.8	9.1	5.3	6.3	29.7	-27.9	-20.4	-22.4	33.2	38.7	30.5
S&P 500 Index	3.2	15.9	-11.0	-37.0	5.5	15.8	4.9	10.9	28.7	-22.1	-11.9	-9.1	21.0	28.6	33.4
Sit Concentrated Growth	5.9%	14.9%	-7.8%	-36.1%	27.1%	6.3%	14.0%	18.1%	33.4%	-29.4%	-29.1%	-3.8%	63.4%	N/A	N/A
Russell 1000 Growth	11.5	16.3	-4.1	-38.4	11.8	9.1	5.3	6.3	29.7	-27.9	-20.4	-22.4	33.2	N/A	N/A
S&P 500 Index	3.2	15.9	-11.0	-37.0	5.5	15.8	4.9	10.9	28.7	-22.1	-11.9	-9.1	21.0	N/A	N/A
Sit Mid Cap Growth	14.2%	20.0%	-4.8%	-44.6%	20.0%	10.6%	16.9%	18.1%	39.9%	-33.1%	-33.0%	-4.7%	71.9%	9.2%	18.1%
Russell Midcap Growth	16.6	20.7	-3.4	-44.3	11.4	10.7	12.1	15.5	42.7	-27.4	-20.2	-11.8	51.3	17.9	22.5
Russell Midcap	10.0	20.8	-9.0	-41.5	5.6	15.3	12.7	20.2	40.1	-16.2	-5.6	8.3	18.2	10.1	29.0
Sit Small Cap Growth	10.4%	19.7%	-7.8%	-41.9%	20.7%	8.8%	20.5%	8.7%	36.7%	-25.4%	-27.9%	7.1%	112.2%	3.2%	10.0%
Russell 2000 Growth	11.4	23.4	-9.7	-38.5	7.0	13.3	4.2	14.3	48.5	-30.3	-9.2	-22.4	43.1	1.2	13.0
Russell 2000	2.6	20.7	-15.0	-33.8	-1.6	18.4	4.6	18.3	47.3	-20.5	2.5	-3.0	21.3	-2.5	22.4
Sit Dividend Growth	4.4%	14.8%	-9.1%	-28.8%	14.4%	19.5%	10.7%	11.9%	N/A	N/A	N/A	N/A	N/A	N/A	N/A
S&P 500 Index	3.2	15.9	-11.0	-37.0	5.5	15.8	4.9	10.9	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Sit EAFE+	5.7%	23.1%	-14.2%	-44.0%	17.5%	20.6%	15.1%	14.6%	30.6%	-25.3%	-29.4%	-25.5%	54.4%	25.3%	10.7%
MSCI EAFE Growth	6.3	21.4	-12.4	-42.7	16.5	22.3	13.3	16.1	32.0	-16.0	-24.6	-24.5	29.5	22.2	2.1
MSCI EAFE	8.0	25.4	-13.9	-43.4	11.2	26.3	13.5	20.2	38.6	-15.9	-21.4	-14.2	27.0	20.0	1.8
Sit Global	6.2%	17.3%	-9.5%	-38.0%	12.5%	13.4%	13.8%	11.7%	29.7%	-29.8%	-24.2%	-21.1%	57.5%	38.7%	16.3%
MSCI World Growth	9.1	18.6	-8.0	-41.1	14.8	15.1	9.4	10.9	28.1	-19.9	-19.4	-25.7	32.7	33.4	15.9
MSCI World	6.4	20.7	-11.9	-40.7	9.0	20.1	9.5	14.7	33.1	-19.9	-16.8	-13.2	24.9	24.3	15.8
Sit Developing Markets	33.4%	33.7%	-0.2%	-54.8%	44.2%	34.7%	36.9%	18.9%	48.8%	-16.7%	-10.2%	-29.2%	86.1%	-23.3%	-2.9%
MSCI Emerging Mkts Growth[2]	34.2	31.8	1.8	-57.2	34.5	30.5	32.0	18.3	46.0	-9.4	-8.3	-31.7	74.5	-26.0	-14.6
MSCI Emerging Mkts[2]	34.3	33.6	0.5	-54.5	36.5	29.2	30.3	22.5	51.6	-8.0	-4.9	-31.8	63.7	-27.5	-13.4
Sit Pacific Basin[3]	16.4%	28.5%	-9.5%	-41.9%	25.1%	14.8%	25.3%	10.5%	28.8%	-9.9%	-23.7%	-43.1%	95.6%	4.1%	-15.0%
MSCI AC Pacific Growth[2]	13.0	25.3	-9.8	-45.6	13.5	10.1	24.5	11.8	33.7	-11.4	-21.6	-41.5	71.4	-0.3	-2.6
MSCI AC Pacific[2]	16.7	28.2	-8.9	-42.0	10.4	13.7	20.7	16.3	37.5	-9.9	-21.8	-29.4	55.9	1.9	-28.8

[1]Note: Accounts are included in the representative accounts and composites with the first complete quarter under management. Results are asset-weighted, total rates of return, and gross of fees. Representative accounts and composites are valued monthly and returns are dollar-weighted using beginning of month market values. Past performance is not a guarantee of future results.
[2]Measured by Price Index (USD)
[3]There was no account managed by SIA under this strategy for June 2003; 2nd Qtr 2003 returns were derived from representative accounts for April and May 2003 and model portfolio for June 2003

Growth Equity Products Are Managed Using the Same Investment Team Philosophy, Discipline and Process

June 30, 2009

	Large Cap Growth	Large Cap Growth (Russell 1000 Growth)	Large Cap Concentrated Growth	Mid Cap Growth	Small Cap Growth	Dividend Growth
Screening Criteria	Earnings Growth Greater than 10-12%	Earnings Growth Greater than 10-12%	Earnings Growth Greater than 10-12%	Earnings Growth Greater than 12-15%	Earnings Growth Greater than 15-20%	Earnings Growth of 8-10% and Dividend Yield 100 bp > S&P 500
Weighted Average Market Capitalization	$59.5 billion	$59.5 billion	$52.9 billion	$9.7 billion	$1.7 billion	$52.2 billion
Median Market Capitalization	$24.8 billion	$24.0 billion	$38.5 billion	$5.7 billion	$2.7 billion	$18.5 billion
2009 Projected EPS Growth Rates	18.4%	16.9%	13.6%	20.4%	24.1%	17.7%
Valuation on 2010 P/E Ratio	14.3x	14.6x	14.6x	16.4x	18.0x	12.7x
Dividend Yield	1.7%	1.6%	1.6%	0.8%	0.5%	2.9%
Number of Equity Holdings	92	91	38	92	96	99
Portfolio Turnover (YTD)	7.7%	18.0%	4.5%	13.9%	17.4%	23.3%
Assets Under Management	$684.0 million	$408.0 million	$135.0 million	$140.1 million	$292.1 million	$173.8 million

Please see General Disclosure on Disclosure Page (page 1) for more information

Market Value of Domestic Growth Oriented
Equity Assets Under Management* ($000)
June 30, 2009

	LARGE CAP GROWTH*	MEDIUM CAP GROWTH	SMALL CAP GROWTH	DIVIDEND GROWTH	TOTAL
TAX EXEMPT					
Employee Benefit	$662,975	N/A	$212,959	$16,292	$ 892,226
Endowment & Foundations	85,563	N/A	1,571	85,307	172,441
Other	82,947	12,398	11,393	21,879	128,618
TAX EXEMPT TOTAL	$ 831,485	$ 12,398	$ 225,923	$ 123,478	$ 1,193,284
TAXABLE	122,575	N/A	7,843	4,576	134,994
MUTUAL FUNDS	330,037	127,717	58,363	45,819	561,935
TOTAL BY STYLE	$1,284,097	$140,115	$292,129	$173,873	$1,890,214

* Includes the equity portion of Balanced accounts.

II. Investment Philosophy and Decision-Making Process

Sit Investment Associates' investment philosophy targets growth-oriented opportunities. Generally, we look to invest in companies with the potential to increase earnings at a faster rate than the representative economy and market index.

- We believe that earnings growth is the primary determinant of superior long-term returns.
- We are opportunistic investors; we believe in high and consistent growth companies as well as conservative and cyclical growth companies.
- We manage our portfolios on an active basis, concentrating our investments in the best growth opportunities at the most reasonable valuation levels.

GROWTH STOCK INVESTMENT MANAGEMENT PROCESS

TOP-DOWN ANALYSIS
(Investment Committee)

- **Macro Variables**
- **Market Valuation**

- **Secular Trends**
- **Political Environment**
- **Economic Outlook**
- **Fiscal and Monetary Policy**
- **Sentiment**

PORTFOLIO DECISIONS
(Investment Team)

- **Regional and Country Allocation**
- **Industry & Sector Allocation**
- **Stock Selection**

BOTTOM-UP ANALYSIS
(Portfolio Managers / Research Analysts)

- **Fundamental Company & Industry Research**
- **Quantitative Valuation**
- **Specific Stock Recommendations**

Industry/Sector Allocation

- We concentrate our investments in industries and sectors with strong earnings growth prospects.
- We also focus on secular forces in the global economy and their impact on investment opportunities over the intermediate term (including such issues as globalization, energy supply and demand variables and impacts of a lower US Dollar).
- Our analysis indicates that the following secular forces have long-term investment significance for growth-oriented investors:

Developing Markets

- Infrastructure Developments
- Telecommunications
- Housing
- Consumer Products
- Financial Services
- Export Manufacturing
- Technology
- Resources

Developed Markets

- Consumer Trends
- Consolidation
- Information Requirements
- Outsourcing
- Technology
- Aging Population
- Savings and Investment
- Resources

Major Investment Themes For Growth - Oriented Investors

Commodity (Ag, Energy & Material)	Supply/demand imbalances resulting from emerging markets growth.
Consolidation	The continued need for enhanced productivity, cost reduction and unit volume growth are driving consolidation on a global level.
Consumer Trends	Modest wage increases due to global competition are placing emphasis on price, value and convenience.
Information Requests	The evolution of information technology and a growing worldwide economy are driving the development of the "information superhighway."
Outsourcing	Intense price competition drives the need to minimize costs, which leads to outsourcing to enhance productivity and avoid excess capacity.
Population Aging	Aging populations and reduced birth rates in developed countries are creating special opportunities in the financial services, health care, entertainment and leisure industries.
Savings & Investment	Unfunded government entitlement programs for an aging population with increasing life expectancies are forcing the younger generation to save and invest to accommodate their own future needs.
Technology	The need to enhance productivity within the private and public sectors and improve the quality of life globally is creating investment opportunities in companies developing new technologies across a wide array of industries.

Stock Selection Criteria

- We invest in companies with earnings per share growth greater than the market (generally 10%-plus for large cap and global holdings and 15-20%-plus for small cap holdings).
  - Growth companies can be in any sector
  - Sectors with these growth companies may change with time

- We seek to invest in growth companies at reasonable valuations (P/Es to growth rates).

- We focus on quality growth companies that have strong fundamentals. <u>We are patient, longer-term investors and allow our growth expectations time to materialize.</u> We look for the following attributes:
  - World-class or regional dominance
  - Distinctive products or services
  - Proactive managements providing innovative ideas and quick responses to change

- Our investment holdings generally reflect the following investment characteristics:
  - Increasing return on equities
  - High growth rates (projected and historical)
  - Higher relative P/E ratios
  - Healthy financials
  - Lower dividend yields

- Significant databases and quantitative tools are used to identify and evaluate opportunities

Sell Disciplines
Based on Experience and Judgment

Company Specific

- Fundamentals change/earnings disappoint
- Quantitative models indicate deteriorating earnings trends
- Trimming holdings based on appreciation (profit taking)

Strategic

- Rotating sector emphasis based on earnings outlook (e.g., selling a sector with the weakest outlook and buying sector with the most positive outlook).
- Raising cash to become defensive

Decision-Making/Portfolio Construction

Team Management Approach With Active Leadership From Senior Investment Professionals	Senior professionals determine investment strategy and sector emphasis. Research analysts prepare conclusion-oriented research reports and provide key input on stock selection.
Use of Model Portfolios	Client accounts hold same securities/weightings as permitted by restrictions.
Number of Names/Security Weightings	70 to 90 names - 3 separate tier weightings ranging from 1% to 5%
Maximum Investment In Any One Security	5% of portfolio
Maximum Exposure to a Single Industry Sector	Approximately 1 ½ - 2 times the benchmark for larger sectors. Smaller sectors could be larger.
Minimum Exposure to a Single Industry Sector	0%
Cash Holdings	0% to 5% (as permitted by guidelines)

Sit Investment Associates
Communications Flow

Daily Communication

Discuss short-term developments

Earnings announcements

Latest current events

Weekly Communication

Review all equity portfolios

Sector and security weightings

Quantitative analysis

Attribution analysis

Buys/sells and changes to portfolios

Monthly Communication

Formulate investment outlook and strategy

Review market trends and leadership

Investment policy paper (quarterly)

Sit Investment Management Decision - Making Responsibilities

Equity Investment Management Group

Roger J. Sit*

Client Guidelines & Compliance	Investment Policy & Strategy	Fundamental Industry & Company Research	Portfolio/ Sector & Quantitative Analysis	Portfolio Management & Implementation	Equity Trading	Client Reporting & Servicing
• Client Portfolio Guidelines	• Asset Allocation • Regional Allocation • Country Allocation	• Stock and Industry Recommendations	• Quantitative Screens • Sector and Risk Analysis • Technical Analysis	• Portfolio Construction • Portfolio Implementation	• Trading and Brokerage Relationship	• Client Servicing and Marketing
Roger J. Sit* David A. Brown* Tasha M. Murdoff	Roger J. Sit* Kent L. Johnson* Ronald D. Sit* John M. Bernstein* Michael J. Stellmacher Tasha M. Murdoff	Roger J. Sit* Kent L. Johnson Ronald D. Sit David A. Brown Robert W. Sit Michael J. Stellmacher Denise A. Anderson John M. Bernstein Joseph R. Eshoo Matthew T. Loucks Raymond E. Sit Janet K. Kinsler Tasha M. Murdoff Ningning Tang William F. Warner Matthew J. Michalik	Kent L. Johnson* Tasha M. Murdoff Bradley W. Meyer Matthew J. Michalik Nicholas D. Tich Lee J. Feltman	Roger J. Sit* Kent L. Johnson* Robert W. Sit Michael J. Stellmacher Tasha M. Murdoff Raymond E. Sit	Stacey M. Cumme* Bradley W. Meyer	Roger J. Sit* David A. Brown* Kent L. Johnson John M. Bernstein Tasha M. Murdoff

*Team Leaders

III. Risk Management Process and Quantitative Tools

Market Level:

- Overall *market valuations* are monitored, with a focus on valuations relative to interest rates, the corporate earnings outlook, and historical norms.
- *Macroeconomic issues* are discussed in monthly strategy meetings where various economic and political issues and their potential impact on the portfolio are discussed. Weekly investment meetings are held where various business trends and changes and their potential impact on the portfolio are discussed.

Portfolio Level:

- *Sector weightings* are reviewed on a weekly basis. If the industry sector is small, the limits could range from 0 to several times the benchmark, while larger categories will range from 50% of the benchmark to 1 ½-2 times the benchmark.
- *Industry weightings* are reviewed to monitor exposures and to identify "bets" that may not be apparent in sector weighting analysis.
- *Sector correlations* are reviewed periodically to assess potential diversification benefits of sector weightings, thereby reducing risk.
- *Cash/equity allocation*, within specified client guidelines, are monitored continuously.
- A *model portfolio* is used at the portfolio level to monitor sector weighting decisions and ensure consistency of client results across similar mandates.
- *Performance attribution* reports are used to measure the impact and potential risks associated with active bets in individual securities and sectors.

Security Level:

- *Individual stock weightings* are monitored. Except in rare occasions, we will not own more than a 5% position in an individual security. Individual stocks are divided into three tier groups, with specific weights determined by liquidity, risk/reward opportunity, and fundamental outlook.
- *Valuations* are regularly reviewed in weekly meetings. Relative valuations are emphasized based on growth rates, peer groups, historical averages, and the broad market.
- Since a key to sustained outperformance is avoiding earnings disappointments, *earnings risk* is regularly reviewed by studying trends in earnings revisions and sales. We have developed a proprietary earnings revision model that serves to summarize revision activity into a single "decile score."

Quantitative Risk Measurements:

- In terms of *historical performance*, we review internally-generated reports along with reports provided using Frank Russell Company software to monitor the relative returns and risk characteristics (i.e., beta, tracking error, standard deviation).
- In addition to portfolio level valuations, we use a *multi-factor predictive beta* provided by Northfield Information Services, Inc. to measure systematic risk of the portfolio, as well as a more detailed analysis of non-systematic exposures.

Please see General Disclosure on Disclosure Page (page 1) for more information

ENHANCING THE INVESTMENT PROCESS

Resource Allocation:

- Dedicating more resources to accounting and corporate governance issues and their effects on stock selection.

Reducing Portfolio Impact from Accounting and Corporate Frauds:

- Immediate sale of half the investment position in any company involved in allegations of fraud, etc.
- Assign teams of senior equity specialists to evaluate key issues for further portfolio action.

Improving Stock Selection Productivity:

- Increased Research Focus:
  - Fundamental changes
  - Revenues
  - Margins
  - Earnings
  - Cash Flows
- Increased Diversification of Portfolio Holdings:
  - Limit position size
  - Slightly increasing number of portfolio names
  - Reduce tracking error

Equity Risk Models:

- Utilizing the detailed analysis of Northfield Information Services' Fundamental Risk Model.

QUANTITATIVE REPORTS AND ANALYSIS

Market/Benchmark Studies	Portfolio Analysis	Sell Candidates	Stock Analysis/Idea Generation
Market/Sector performance in selected economic conditions	Performance Attribution - Evaluates impact of active bets vs benchmark	Multi-Factor Model - Enhancing portfolio through sale of weaker ranked stocks	Multi-Factor Model - Combo of valuation, balance sheet, and momentum factors
Attributions by Quantitative Factors-Identifies themes driving market	Analyst Recommended Stock Portfolio - Analyst rank for PM use	Earnings revision and relative strength trend analysis	Top performing industry groups of past month
S&P 500 Bottom-up estimate of earnings by sector	Active Bets Download - Monitors sector, industry and stock bets	Earnings and sales expectation analysis	Screen for Positive EPS Surprises - Stocks exceeding analyst estimates
Macro Studies - Historical comparisons w/ current environment	Quantitative Summary Report - Measures SIA portfolios by quant factors	Earnings Quality analysis	Top 5 Screen - Earnings revision-based screen
Benchmark Profiles - Analysis of benchmark's statistical attributes	Historical Earnings Estimate Report - Tracks changes in estimates	Screen for Negative EPS Surprises - Stocks missing analyst estimates	Portfolio 457 - Quantitative-based "GARP" model portfolio
Growth/Value valuation/performance studies	Portfolio analysis by macro theme (accelerating GDP, falling rates, etc.)	Technical Analysis - Screen for overbought/oversold opportunities	Screen for significant benchmark weights and attributes
Industry rank by earnings / relative strength model	Northfield Risk Model - Profiles risk characteristics of SIA holdings	Identification of increased short interest and insider activity	Fundamentals & Valuations - thorough statistical analysis of companies

Sit Large Cap Growth
Market Proxy is Russell 1000 Growth (a/c 216)

June 30, 2009		March 31, 2009		December 31, 2008		September 30, 2008	
Beta	0.99	Beta	0.94	Beta	0.95	Beta	0.99
R-Squared	0.96	R-Squared	0.96	R-Squared	0.96	R-Squared	0.97
Total Tracking Error (std dev)	4.94	Total Tracking Error (std dev)	4.56	Total Tracking Error (std dev)	4.30	Total Tracking Error (std dev)	2.96
Systematic Risk (variance)	5.03	Systematic Risk (variance)	3.27	Systematic Risk (variance)	3.85	Systematic Risk (variance)	1.24
Stock Specific Risk (variance)	19.36	Stock Specific Risk (variance)	17.51	Stock Specific Risk (variance)	14.63	Stock Specific Risk (variance)	7.50
Total Risk (variance)	24.39	Total Risk (variance)	20.78	Total Risk (variance)	18.48	Total Risk (variance)	8.75
Portfolio Absolute Risk	23.43	Portfolio Absolute Risk	20.95	Portfolio Absolute Risk	20.33	Portfolio Absolute Risk	16.24
Benchmark Absolute Risk	23.03	Benchmark Absolute Risk	21.83	Benchmark Absolute Risk	21.04	Benchmark Absolute Risk	16.06
Cash Level	1.01	Cash Level	3.26	Cash Level	0.55	Cash Level	2.21

Largest Contributors to Total Risk (variance)

Description	Contribution	Description	Contribution	Description	Contribution	Description	Contribution
Ultra Petroleum Corp.	1.71	Microsoft Corp.	1.30	Hewlett-Packard Co.	0.92	Southwestern Energy Co.	1.39
Southwestern Energy Co.	1.53	Hewlett-Packard Co.	1.29	Southwestern Energy Co.	0.80	Celgene Corp.	0.49
XTO Energy Inc.	1.26	Ultra Petroleum Corp.	0.87	Microsoft Corp.	0.76	Ultra Petroleum Corp.	0.47
McDermott International Inc.	1.20	Southwestern Energy Co.	0.82	Celgene Corp.	0.68	XTO Energy Inc.	0.42
Research In Motion Ltd.	0.79	Apple Inc.	0.81	XTO Energy Inc.	0.52	McDermott International Inc.	0.40

Definitions:

Beta - The regression coefficient of the portfolio's return with the market, based on statistical predictions for individual stocks

R-Squared - The fraction of the portfolio's variance that can be explained by the benchmark

Total Tracking Error - The standard deviation of the active return. It is the square root of the Total Risk

Systematic Risk - The variance (relative to the benchmark) arising from actively weighting exposure to factors in the risk model

Stock Specific Risk - The idiosyncratic variance (relative to the benchmark) arising from actively weighting securities in the portfolio and benchmark

Total Risk - The total of the risk forecasts (factor + stock specific) (annual %²), measuring the portfolio's absolute volatility

Portfolio and Benchmark Absolute Risk - The total of the risk forecasts (factor + stock specific) versus cash

IV. Large Cap Growth Portfolio Characteristics

Model Portfolios Use Opportunity Matrix
Large Capitalization

S&P 500: 919.32
10-Year U.S. Treasury: 3.530%

	Conservative Growth			High and Consistent Growth		Cyclical Growth and Opportunity		
	High Yield	Low PE	Assets			Innovation/Long-Term Secular	Economy Sensitive	Special Situations
First Tier (3-5%) 9	AT&T/Verizon/ Rogers Comm		Occidental Petr/ Murphy Oil/ Suncor Energy	Southwestern Energy/XTO Energy/Ultra Petroleum Pepsico/Coca Cola CVS Caremark/Medco Health Solutions Gilead Sciences/Genzyme Procter & Gamble/Colgate Palmolive	Schlumberger McDermott International National Oilwell Varco Transocean Noble Corp Smith International	IBM/EMC Corp		
Second Tier (2-2[1/2]%) 10		JP Morgan/ Goldman Sachs		Target/Wal-Mart Stores Oracle Celgene Cisco Systems Abbott Labs/Johnson & Johnson Google		QUALCOMM McDonalds	Intel/Analog Devices	
Third Tier (1-1[1/2]%) 53	Southern Company	Wells Fargo/ US Bancorp Bank of NY Mellon PartnerRE Travelers Aflac Valero Energy	Exxon Mobil Equitable Resources Mosaic	Monsanto Philip Morris Int'l Visa Apple Computer/Research in Motion Accenture Microsoft Medtronic/St. Jude Thermo Fisher Allergan/Alcon Adobe Systems Franklin Resources Baxter CME Group Cognizant Technology Intuitive Surgical Expeditors Int'l Corning	Northern Trust McKesson Amgen CR Bard	Air Products and Chemicals Lockheed Martin Ecolab Broadcom Corp Activision Deere Applied Materials Emerson Electric Wisconsin Energy JC Penney Precision Castparts ITT Corp Symantec Best Buy Nucor Tre Allegheny Technologies	ABB Ltd/General Electric Union Pacific/UPS Comcast/News Corp United Technologies Costco	CF Industries
Sector Distribution	19% (10%)			54% (59%)		27% (31%)		

Targeted weightings as of 6/30/2009
Underlined company name is owned in Russell 1000 Growth benchmarked accounts
* - means name is not currently owned
( ) - targeted weightings of Russell 1000 Growth benchmarked accounts

Large Cap Growth Investment Universe (A/C#7)
June 30, 2009

SCREEN #1 Market Cap > $10.0B	# OF COMPANIES	SECTOR WEIGHT	SCREEN #2 Factset Long Term EPS Growth > 10% or '07-'08 and '08-'09 EPS Growth > 10%	# OF COMPANIES	SECTOR WEIGHT	S&P 500 WEIGHT	Russell 1000 Growth WEIGHT	Sit Large Cap Growth Fund A/C#7 WEIGHT
Non-Energy Minerals	13	4.7	Non-Energy Minerals	9	5.5	1.1	1.0	0.2
Producer Manufacturing	19	6.9	Producer Manufacturing	13	7.9	7.1	6.6	6.8
Electronic Technology	17	6.1	**Electronic Technology**	**16**	**9.8**	**11.1**	**17.7**	**14.1**
Consumer Durables	3	1.1	Consumer Durables	1	0.6	1.0	0.8	1.3
Energy Minerals	30	10.8	Energy Minerals	14	8.5	10.3	3.0	9.9
Process Industries	9	3.2	Process Industries	5	3.0	2.5	3.2	4.0
Health Technology	23	8.3	**Health Technology**	**16**	**9.8**	**12.1**	**14.9**	**11.1**
Consumer Non-Durables	17	6.1	Consumer Non-Durables	4	2.4	9.2	12.6	9.2
Industrial Services	10	3.6	Industrial Services	7	4.3	2.1	2.0	3.9
Commercial Services	3	1.1	Commercial Services	3	1.8	1.0	1.9	0.0
Technology Services	10	3.6	**Technology Services**	**10**	**6.1**	**6.7**	**12.5**	**7.5**
Health Services	8	2.9	Health Services	8	4.9	2.2	2.4	1.5
Consumer Services	15	5.4	Consumer Services	9	5.5	4.3	4.8	5.4
Retail Trade	17	6.1	Retail Trade	14	8.5	6.2	8.4	5.3
Transportation	8	2.9	Transportation	3	1.8	2.0	1.8	1.8
Utilities	20	7.2	Utilities	3	1.8	4.4	1.0	2.4
Finance	47	17.0	**Finance**	**25**	**15.2**	**13.0**	**4.8**	**11.6**
Communications	8	2.9	Communications	4	2.4	3.5	0.6	4.0
TOTAL	**277**	**100.0**	**TOTAL**	**164**	**100.0**	**100.0**	**100.0**	**100.0**

Rotation of Major Industry Weights Over Time

Sit Large Cap Growth (A/C# 7)

PORTFOLIO WEIGHTINGS	12/03	12/04	12/05	12/06	12/07	03/08	06/08	09/08	12/08	03/09	06/09
NON-ENERGY MINERALS	0.0%	0.0%	0.8%	1.7%	0.8%	1.6%	1.6%	0.9%	0.3%	0.2%	0.2%
PRODUCER MANUFACTURING	7.7	8.5	8.3	9.9	10.1	10.5	8.8	8.3	6.0	5.5	6.8
ELECTRONIC TECHNOLOGY	16.6	13.3	11.3	11.3	13.3	12.6	11.2	12.0	12.4	14.5	14.1
CONSUMER DURABLES	1.8	0.5	0.4	0.0	0.0	0.5	0.5	0.5	0.4	1.0	1.3
ENERGY MINERALS	4.8	8.4	10.5	8.2	9.3	9.2	10.0	8.9	8.6	9.5	9.9
PROCESS INDUSTRIES	0.0	0.0	1.4	2.3	4.9	3.2	4.8	4.3	4.1	4.6	4.0
HEALTH TECHNOLOGY	16.0	14.9	15.6	11.1	10.9	12.4	12.7	13.1	15.5	12.6	11.1
CONSUMER NON-DURABLES	4.1	4.9	3.6	4.5	6.3	6.8	8.2	10.1	11.5	10.5	9.2
INDUSTRIAL SERVICES	1.2	1.9	4.5	4.2	5.2	6.4	7.4	5.3	3.8	3.7	3.9
COMMERCIAL SERVICES	2.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
TECHNOLOGY SERVICES	11.1	10.4	7.9	8.8	8.7	7.3	8.6	8.1	7.1	7.1	7.5
HEALTH SERVICES	2.1	2.6	3.1	2.2	3.5	2.5	2.1	2.0	2.3	1.8	1.5
CONSUMER SERVICES	6.0	8.2	5.4	6.0	4.3	4.5	3.4	3.6	5.0	5.6	5.4
RETAIL TRADE	8.1	7.8	6.8	6.4	3.1	3.7	3.4	3.6	4.1	4.9	5.3
TRANSPORTATION	0.8	3.1	2.8	2.1	1.1	1.6	1.9	1.8	1.6	1.8	1.8
UTILITIES	0.0	0.0	1.0	1.6	2.1	2.2	2.2	1.5	1.9	2.4	2.4
FINANCE	13.4	12.2	13.3	16.2	10.4	9.8	8.8	12.0	10.9	10.2	11.6
COMMUNICATIONS	4.2	3.3	3.3	3.8	6.0	5.3	4.5	3.9	4.4	4.1	4.0
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

S&P 500 WEIGHTING	12/03	12/04	12/05	12/06	12/07	03/08	06/08	09/08	12/08	03/09	06/09
NON-ENERGY MINERALS	1.1%	1.1%	1.2%	1.2%	1.3%	1.4%	1.6%	1.1%	1.0%	1.1%	1.1%
PRODUCER MANUFACTURING	8.4	9.2	8.9	8.5	9.3	9.7	8.4	8.3	8.1	7.0	7.1
ELECTRONIC TECHNOLOGY	11.3	9.9	9.9	9.3	10.0	9.8	10.0	9.5	9.0	10.9	11.1
CONSUMER DURABLES	1.8	1.8	1.6	1.5	1.2	1.2	1.0	1.2	0.9	0.8	1.0
ENERGY MINERALS	5.0	5.9	7.4	7.8	9.9	10.3	12.1	10.3	11.6	11.3	10.3
PROCESS INDUSTRIES	2.2	2.3	2.1	2.2	2.4	2.6	2.6	2.6	2.4	2.7	2.5
HEALTH TECHNOLOGY	11.6	10.4	10.1	9.5	9.5	9.9	10.1	11.1	12.6	13.2	12.1
CONSUMER NON-DURABLES	7.8	7.7	7.5	7.3	8.0	7.8	8.3	9.7	9.8	9.5	9.2
INDUSTRIAL SERVICES	1.2	1.4	2.2	2.3	2.8	3.0	4.0	2.9	2.0	2.0	2.1
COMMERCIAL SERVICES	1.2	1.2	1.2	1.3	1.0	1.0	1.0	1.0	0.9	1.0	1.0
TECHNOLOGY SERVICES	6.0	5.9	4.9	5.5	6.1	5.6	5.9	5.9	5.6	6.5	6.7
HEALTH SERVICES	1.8	2.3	3.1	2.5	2.5	1.9	1.8	2.0	2.2	2.2	2.2
CONSUMER SERVICES	5.4	5.2	4.8	4.9	4.3	4.3	4.1	4.0	4.3	4.0	4.3
RETAIL TRADE	7.1	7.1	6.0	5.4	4.8	5.4	5.2	5.6	5.9	6.7	6.2
TRANSPORTATION	1.6	1.8	1.8	1.7	1.8	2.1	2.1	2.3	2.2	2.1	2.0
UTILITIES	2.6	3.0	3.3	3.5	4.0	4.0	4.5	3.9	4.4	4.5	4.4
FINANCE	20.5	20.5	21.0	22.1	17.4	16.7	14.1	15.5	13.0	10.5	13.0
COMMUNICATIONS	3.4	3.3	3.0	3.5	3.6	3.5	3.3	3.1	3.8	4.0	3.5
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Industry Sector Portfolio Evaluation

Sit Large Cap Growth (A/C# 7)

June 30, 2009

NON-ENERGY MINERALS	$000	% EQUITY
ALLEGHENY TECHNOLOGIES INC	685	0.2
		0.2

PRODUCER MANUFACTURING	$000	% EQUITY
LOCKHEED MARTIN CORP	3,577	1.1
ABB LTD - ADR	3,496	1.1
DEERE & CO	3,356	1.1
GENERAL ELECTRIC CO	2,775	0.9
UNITED TECHNOLOGIES CORP	1,928	0.6
3M CO	1,797	0.6
EMERSON ELECTRIC CO	1,669	0.5
PRECISION CASTPARTS CORP	1,561	0.5
ITT CORPORATION	916	0.3
		6.8

ELECTRONIC TECHNOLOGY	$000	% EQUITY
INTL BUSINESS MACHINES CORP	7,915	2.6
QUALCOMM INC	7,154	2.4
CISCO SYSTEMS INC	6,327	2.0
INTEL CORP	6,125	2.0
BROADCOM CORP	2,948	0.9
APPLIED MATLS INC	2,929	0.9
APPLE COMPUTER INC	2,621	0.8
E M C CORP MASS	2,382	0.8
RESEARCH IN MOTION LTD	2,190	0.7
CORNING INC	1,664	0.5
ANALOG DEVICES	1,544	0.5
		14.1

CONSUMER DURABLES	$000	% EQUITY
ACTIVISION BLIZZARD INC	3,981	1.3
		1.3

ENERGY MINERALS	$000	% EQUITY
SOUTHWESTERN ENERGY CO	7,082	2.3
OCCIDENTAL PETROLEUM CORP	6,061	2.0
ULTRA PETROLEUM CORP	5,191	1.7
EXXON MOBIL CORP	4,378	1.4
XTO ENERGY INC	4,015	1.3
MURPHY OIL CORP	2,216	0.7
SUNCOR ENERGY INC	1,911	0.6
		9.9

PROCESS INDUSTRIES	$000	% EQUITY
MONSANTO CO	5,561	1.8
ECOLAB INC	3,712	1.2
AIR PRODUCTS & CHEMICALS INC	3,087	1.0
		4.0

HEALTH TECHNOLOGY	$000	% EQUITY
GILEAD SCIENCES INC	6,077	1.9
CELGENE CORP	5,966	1.9
GENZYME CORP	4,359	1.4
ABBOTT LABORATORIES	3,326	1.1
THERMO FISHER SCIENTIFIC INC	3,111	1.0
BAXTER INTL INC	2,510	0.8
JOHNSON & JOHNSON	2,150	0.7
BARD CR INC	1,504	0.5
MEDTRONIC INC	1,476	0.5
ALLERGAN INC	1,370	0.4
ST JUDE MEDICAL INC	1,348	0.4
INTUITIVE SURGICAL INC	1,326	0.4
		11.1

CONSUMER NON-DURABLES	$000	% EQUITY
COCA COLA CO	6,910	2.2
PEPSICO INC	6,398	2.0
PHILIP MORRIS INTL INC	5,479	1.8
PROCTER & GAMBLE CO	5,406	1.7
COLGATE-PALMOLIVE CO	4,591	1.5
		9.2

INDUSTRIAL SERVICES	$000	% EQUITY
SCHLUMBERGER LTD	4,648	1.5
TRANSOCEAN LTD	3,098	1.0
SMITH INTERNATIONAL INC	1,610	0.5
NOBLE CORPORATION	1,627	0.5
MCDERMOTT INTL INC	1,060	0.3
		3.9

TECHNOLOGY SERVICES	$000	% EQUITY
ORACLE CORP	6,385	2.1
ACCENTURE LTD BERMUDA	4,407	1.4
GOOGLE INC	4,358	1.4
MICROSOFT CORP	3,922	1.3
ADOBE SYSTEMS INC	2,960	1.0
SYMANTEC CORP	1,207	0.4
		7.5

HEALTH SERVICES	$000	% EQUITY
MEDCO HEALTH SOLUTIONS INC	3,498	1.1
MCKESSON CORP	1,232	0.4
		1.5

CONSUMER SERVICES	$000	% EQUITY
MCDONALDS CORP	7,238	2.3
VISA INC	5,485	1.8
COMCAST CORP	2,632	0.8
NEWS CORP LTD CL A	1,548	0.5
		5.4

RETAIL TRADE	$000	% EQUITY
CVS CAREMARK CORPORATION	5,494	1.8
WAL MART STORES INC	4,331	1.4
TARGET CORP	3,426	1.1
BEST BUY CO INC	1,584	0.5
COSTCO WHOLESALE CORP	1,518	0.5
		5.3

TRANSPORTATION	$000	% EQUITY
UNION PAC CORP	2,151	0.8
EXPEDITORS INTL WASH INC	1,850	0.6
UNITED PARCEL SERVICE INC	1,405	0.5
		1.8

UTILITIES	$000	% EQUITY
EQT CORPORATION	3,512	1.1
WISCONSIN ENERGY CORP	2,091	0.7
SOUTHERN CO	1,969	0.6
		2.4

FINANCE	$000	% EQUITY
JPMORGAN CHASE & CO	5,778	1.9
WELLS FARGO & CO	4,918	1.6
BANK OF NEW YORK MELLON CORP	4,458	1.4
GOLDMAN SACHS GROUP INC	3,067	1.0
AFLAC INC	2,819	0.9
PARTNERRE LTD	2,514	0.8
FRANKLIN RESOURCES INC	2,420	0.8
U S BANCORP	2,365	0.8
THE TRAVELERS COMPANIES, INC	2,257	0.7
NORTHERN TRUST CORP	2,151	0.7
CME GROUP INC	2,147	0.7
METLIFE INC	1,091	0.4
		11.6

COMMUNICATIONS	$000	% EQUITY
VERIZON COMMUNICATIONS	8,177	2.6
ROGERS COMMUNICATIONS INC	3,180	1.0
AT&T INC	916	0.3
		4.0

Portfolio Market Capitalization Summary

Sit Large Cap Growth (A/C# 7)

June 30, 2009

ISSUE DESCRIPTION	SHARES	COST	LAST	WEI	MKTCAP
EXXON MOBIL CORP	61,200	72.619	69.910	1.6	341,141
MICROSOFT CORP	165,000	26.629	23.770	1.5	211,546
WAL MART STORES INC	69,400	50.280	48.440	1.6	186,752
JOHNSON & JOHNSON	57,650	59.724	56.800	0.7	156,516
PROCTER & GAMBLE CO	105,000	58.270	51.100	1.7	148,941
AT&T INC	57,700	35.504	24.840	0.5	146,556
INTL BUSINESS MACHINES CORP	75,900	111.580	104.420	2.6	137,684
JPMORGAN CHASE & CO	169,400	39.651	34.110	1.9	135,065
APPLE COMPUTER INC	16,400	145.480	142.430	0.8	127,065
GENERAL ELECTRIC CO	256,000	22.596	11.720	0.9	124,109
WELLS FARGO & CO	208,585	24.650	24.260	1.6	114,141
COCA COLA CO	144,400	54.916	47.990	2.2	111,097
CISCO SYSTEMS INC	384,400	21.465	18.650	2.0	107,571
ORACLE CORP	298,100	16.954	21.420	2.1	106,745
GOOGLE INC	10,100	411.054	421.590	1.4	101,908
INTEL CORP	370,100	20.567	16.550	2.0	92,462
VERIZON COMMUNICATIONS	266,100	35.670	30.730	2.6	67,291
PHILIP MORRIS INTL INC	125,600	46.661	43.620	1.6	65,564
PEPSICO INC	114,600	59.669	54.960	2.0	65,561
QUALCOMM INC	162,700	40.616	45.200	2.4	74,607
GOLDMAN SACHS GROUP INC	20,600	161.592	147.440	1.0	74,224
ABBOTT LABORATORIES	70,700	51.755	47.040	1.1	72,696
SCHLUMBERGER LTD	65,900	67.426	54.110	1.5	64,756
MCDONALDS CORP	125,900	56.640	57.490	2.5	63,425
OCCIDENTAL PETROLEUM CORP	92,100	56.777	65.810	2.0	53,344
UNITED TECHNOLOGIES CORP	57,100	65.190	51.960	0.6	48,946
CVS/CAREMARK CORPORATION	172,400	35.497	31.870	1.6	46,599
GILEAD SCIENCES INC	126,600	43.596	46.840	1.9	42,456
3M CO	23,900	58.117	60.100	0.6	41,662
MONSANTO CO	78,600	65.624	74.340	1.6	40,565
RESEARCH IN MOTION LTD	50,600	41.777	71.090	0.7	40,554
MEDTRONIC INC	42,900	49.904	34.890	0.5	38,610
ABB LTD - ADR	223,500	16.705	15.780	1.1	36,654
COLGATE-PALMOLIVE CO	64,900	65.694	70.740	1.5	35,359
BANK OF NEW YORK MELLON CORP	152,100	37.712	29.310	1.4	35,059
UNITED PARCEL SERVICE INC	26,100	64.260	49.990	0.5	34,955
U S BANCORP	152,000	24.549	17.920	0.6	34,005
BAXTER INTL INC	47,400	54.549	52.960	0.6	32,042
LOCKHEED MARTIN CORP	44,500	94.445	80.650	1.2	31,791
COMCAST CORP	162,050	16.026	14.460	0.6	29,641
TARGET CORP	66,600	42.117	39.470	1.1	29,692
SUNCOR ENERGY INC	65,700	40.561	30.340	0.6	28,430
VISA INC	66,100	67.706	62.260	1.6	27,961
EMC CORP MASS	161,600	15.059	13.100	0.6	26,570
UNION PAC CORP	45,200	47.564	52.060	0.6	26,244
CORNING INC	106,600	16.524	16.060	0.5	24,955
METLIFE INC	36,650	34.904	30.010	0.4	24,565
SOUTHERN CO	68,200	33.607	31.160	0.6	24,561
EMERSON ELECTRIC CO	51,500	46.581	32.400	0.5	24,347
THE TRAVELERS COMPANIES INC	35,000	38.740	41.040	0.7	24,026
TRANSOCEAN LTD	41,700	46.668	74.290	1.0	23,626
XTO ENERGY INC	105,262	45.651	38.140	1.5	22,110
CELGENE CORP	124,700	45.690	47.840	1.9	22,020
MEDCO HEALTH SOLUTIONS INC	76,700	44.115	45.610	1.1	22,001
CME GROUP INC	6,900	480.500	311.120	0.7	20,645
ACCENTURE LTD BERMUDA	151,600	35.792	33.460	1.4	20,555
COSTCO WHOLESALE CORP	38,161	47.040	45.780	0.5	19,909
THERMO FISHER SCIENTIFIC INC	78,600	49.644	40.770	1.0	17,055
DEERE & CO	64,000	57.098	39.950	1.1	16,869
FRANKLIN RESOURCES INC	38,600	98.700	72.010	0.6	16,690
NEWS CORP LTD CL A	169,900	13.781	9.110	0.5	16,559
ACTIVISION BLIZZARD INC	315,200	10.284	12.630	1.5	16,252
GENZYME CORP	76,500	66.136	55.670	1.4	15,016
ADOBE SYSTEMS INC	104,600	32.657	28.300	1.0	14,657
APPLIED MATLS INC	266,000	17.652	11.010	0.9	14,677
AFLAC INC	91,300	22.049	31.090	0.9	14,555
ALLERGAN INC	26,600	59.284	47.580	0.4	14,466
ST JUDE MEDICAL INC	32,600	36.515	41.100	0.4	14,235
BEST BUY CO INC	47,500	34.000	33.490	0.5	13,941
AIR PRODUCTS & CHEMICALS INC	47,600	76.477	64.590	1.0	13,555
SOUTHWESTERN ENERGY CO	162,500	32.176	38.850	2.5	13,550
ROGERS COMMUNICATIONS INC	123,500	25.635	25.750	1.0	13,194
NORTHERN TRUST CORP	40,100	54.629	53.680	0.7	12,614
SYMANTEC CORP	72,500	13.462	15.580	0.4	12,762
MCKESSON CORP	26,600	61.525	44.000	0.4	11,621
BROADCOM CORP	116,900	23.236	24.790	0.9	10,655
MURPHY OIL CORP	40,600	61.952	54.320	0.7	10,364
PRECISION CASTPARTS CORP	21,600	63.557	73.030	0.5	10,229
ECOLAB INC	95,200	40.385	38.990	1.2	9,221
ITT CORPORATION	20,600	55.685	44.500	0.3	8,099
NOBLE CORPORATION	53,600	40.592	30.250	0.5	7,908
BARD C R INC	20,200	80.477	74.450	0.5	7,395
ANALOG DEVICES	62,500	30.614	24.780	0.5	7,220
EXPEDITORS INTL WASH INC	55,500	26.686	33.340	0.6	7,080
INTUITIVE SURGICAL INC	6,100	122.281	163.660	0.4	6,195
ULTRA PETROLEUM CORP	135,100	50.205	39.000	1.7	5,899
SMITH INTERNATIONAL INC	63,500	21.597	25.750	0.5	5,647
WISCONSIN ENERGY CORP	51,600	41.646	40.710	0.7	4,760
MCDERMOTT INTL INC	52,200	21.506	20.310	0.3	4,641
EQT CORPORATION	100,600	49.772	34.910	1.1	4,570
PARTNERRE LTD	36,700	71.584	64.950	0.6	3,675
ALLEGHENY TECHNOLOGIES INC	19,600	76.597	34.930	0.2	3,424

WEIGHTED AVERAGE:	59,556
UNWEIGHTED AVERAGE:	47,517
MEDIAN:	24,759

Please see General Disclosure on Disclosure Page (page 1) for more information.

Sit Investment Associates

Sit Large Cap Growth (A/c #7)
June 30, 2009
(Medians)

	Valuation			Dividends		
	NTM P/E	FCF Yield[1]	Dividend Yield	1 Year Growth	5 Year Growth	Payout Ratio
Sit Large Cap Rep. Account (7)	14.7x	5.7%	1.6%	11.0%	15.6%	23%
S&P 500 Index	13.7x	5.6%	1.7%	5.1%	11.8%	26%
Russell 1000 Growth Index	14.8x	5.8%	0.7%	6.8%	14.4%	16%
Russell 1000 Value Index	13.1x	5.0%	1.7%	2.8%	10.6%	28%

	Earnings			Balance Sheet / Profitability[1]		
	Earnings Stability[2]	'09 - '10 EPS Growth	Long Term Growth	ROIC	FCF Margin	Net Debt/ Capital
Sit Large Cap Rep. Account (7)	13.7	11%	12%	15.9%	9.6%	9.1%
S&P 500 Index	19.8	11%	11%	11.7%	6.8%	23.1%
Russell 1000 Growth Index	20.8	12%	13%	12.1%	7.7%	16.7%
Russell 1000 Value Index	26.7	10%	10%	8.7%	5.0%	30.3%

[1] Excludes financials and Limited Partnerships

[2] Consistency of earnings per share growth over the past five years. The lower the number, the more uniform growth has been

Top 25 Holdings

Sit Large Cap Growth (A/C# 7)

June 30, 2009

Security	Sector	Market Value (000)	% of Equity	LT Growth	C2009 P/E Ratio
VERIZON COMMUNICATIONS	COMMUNICATIONS	$ 8,177	2.6%	5.0%	11x
INTL BUSINESS MACHINES CORP	ELECTRONIC TECHNOLOGY	7,925	2.6%	11.5%	11x
QUALCOMM INC	ELECTRONIC TECHNOLOGY	7,354	2.4%	14.8%	19x
MCDONALDS CORP	CONSUMER SERVICES	7,238	2.3%	9.9%	14x
SOUTHWESTERN ENERGY CO	ENERGY MINERALS	7,082	2.3%	41.5%	21x
COCA COLA CO	CONSUMER NON-DURABLES	6,980	2.2%	7.0%	15x
ORACLE CORP	TECHNOLOGY SERVICES	6,585	2.1%	12.6%	13x
PEPSICO INC	CONSUMER NON-DURABLES	6,298	2.0%	10.3%	13x
CISCO SYSTEMS INC	ELECTRONIC TECHNOLOGY	6,257	2.0%	12.9%	13x
INTEL CORP	ELECTRONIC TECHNOLOGY	6,125	2.0%	12.7%	18x
OCCIDENTAL PETROLEUM CORP	ENERGY MINERALS	6,041	2.0%	10.8%	15x
GILEAD SCIENCES INC	HEALTH TECHNOLOGY	6,033	1.9%	17.8%	15x
CELGENE CORP	HEALTH TECHNOLOGY	5,966	1.9%	28.3%	16x
JPMORGAN CHASE & CO	FINANCE	5,778	1.9%	8.0%	14x
MONSANTO CO	PROCESS INDUSTRIES	5,541	1.8%	36.0%	N/A
CVS CAREMARK CORPORATION	RETAIL TRADE	5,494	1.8%	14.0%	10x
VISA INC	CONSUMER SERVICES	5,485	1.8%	19.6%	19x
PHILIP MORRIS INTL INC	CONSUMER NON-DURABLES	5,479	1.8%	8.0%	12x
PROCTER & GAMBLE CO	CONSUMER NON-DURABLES	5,406	1.7%	9.0%	13x
ULTRA PETROLEUM CORP	ENERGY MINERALS	5,191	1.7%	16.5%	22x
WELLS FARGO & CO	FINANCE	4,988	1.6%	13.0%	14x
SCHLUMBERGER LTD	INDUSTRIAL SERVICES	4,648	1.5%	8.0%	24x
COLGATE-PALMOLIVE CO	CONSUMER NON-DURABLES	4,591	1.5%	10.0%	14x
BANK OF NEW YORK MELLON CORP	FINANCE	4,458	1.4%	9.9%	11x
ACCENTURE LTD BERMUDA	TECHNOLOGY SERVICES	4,403	1.4%	13.8%	11x
	TOTAL		48.2		

Number of Equity Holdings = 58

NM = non-meaningful, N/A = not applicable

EQUITY CHARACTERISTICS
SIT LARGE CAP GROWTH FUND (A/C# 7)
JUNE 30, 2009

	Sit Large Cap Growth Fund	Russell 1000 Growth	S&P 500 [3]	S&P 500 [4]
Earnings Outlook - Strong Growth [1]				
2008 Projected Gain	-5.3%	+1.4%	+92.5%	-13.1%
2009 Projected Gain	+18.4%	+7.6%	+32.0%	+6.3%
5-Year Projected Growth	+13.6%	+10.8%	+8.0%	+8.0%
Dividend Yield				
Equities Only	+1.8%	+1.9%	+2.3%	+2.3%
Total Fund	+1.7%	+1.9%	+2.3%	+2.3%
Implied Return				
5-Year Growth & Yield - Equity Only (Assumes no Change in P/E Ratio)	+15.4%	+12.7%	+10.3%	+10.3%
Weighted Average Price/Earning Ratio [2]				
2009 Calendar P/E	17.0x	18.2x	32.1x	21.4x
2010 Calendar P/E	14.3x	16.2x	24.3x	19.7x
Median Price/Earning Ratio [2]				
2009 Calendar P/E	15.2x	16.2x	N/A	14.9x
2010 Calendar P/E	13.3x	14.4x	N/A	13.6x
Average P/E-to-5-Year Earnings Growth Ratio				
2009 Calendar PEG	1.3x	1.7x	4.0x	2.7x
2010 Calendar PEG	1.0x	1.5x	3.0x	2.5x
Weighted Average Market Capitalization ($MIL)	59,556	64,392	70,824	70,824

(1) Excludes stocks with P/E ratios over 200x and earning growth rates greater than 300%
(2) Excludes stocks with P/E ratios over 200x
(3) Based on S&P 500 reported earnings - top down basis
(4) Based on S&P 500 earnings prior to write-offs - top down basis;
Median P/E is calculated using bottom up earnings estimates from FactSet

Sit Large Cap Growth Fund

Portfolio Free Cash Flow Yield Summary*

June 30, 2009

ISSUE DESCRIPTION	%EQ	$FCF	Ent. Value	FCF Yield	DVD Yield
Accenture Ltd.	1.42	2,889	16,687	17.3	1.5
EMC Corp.	0.77	2,866	21,318	13.4	0.0
Cisco Systems Inc.	2.01	10,287	81,499	12.6	0.0
Lockheed Martin Corp.	1.15	3,809	31,910	11.9	2.8
Symantec Corp.	0.39	1,398	12,527	11.2	0.0
Allegheny Technologies Inc.	0.22	345	3,219	10.7	2.1
Noble Corp	0.52	806	7,709	10.5	0.0
International Business Machines Corp.	2.55	15,244	151,811	10.0	2.1
ITT Corp.	0.30	841	8,656	9.7	1.9
Apple Inc.	0.84	9,249	97,375	9.5	0.0
McKesson Corp.	0.40	1,156	12,245	9.4	1.1
Precision Castparts Corp.	0.50	898	9,540	9.4	0.2
Adobe Systems Inc.	0.96	1,088	11,570	9.4	0.0
Medco Health Solutions Inc.	1.13	2,357	26,301	9.0	0.0
United Parcel Service Inc. (Cl B)	0.45	4,980	55,378	9.0	3.6
Microsoft Corp.	1.26	15,811	177,398	8.9	2.2
Exxon Mobil Corp.	1.38	27,209	311,788	8.7	2.4
AT&T Inc.	0.30	17,828	209,828	8.5	6.6
Transocean Ltd.	1.00	2,771	33,125	8.4	0.0
United Technologies Corp.	0.62	4,612	55,328	8.3	3.0
Emerson Electric Co	0.54	2,260	27,225	8.3	4.1
Murphy Oil Corp	0.71	786	9,667	8.1	1.8
QUALCOMM Inc.	2.37	5,068	62,573	8.1	1.5
Medtronic Inc.	0.48	3,380	42,294	8.0	2.1
Activision Blizzard Inc.	1.28	938	11,739	8.0	0.0
Thermo Fisher Scientific Inc.	1.01	1,274	16,391	7.8	0.0
Occidental Petroleum Corp.	1.96	3,878	49,984	7.8	2.0
Oracle Corp.	2.06	7,726	100,567	7.7	0.9
C.R. Bard Inc.	0.48	529	6,918	7.6	0.9
ABB Ltd. (ADS)	1.13	2,238	29,344	7.6	2.9
Broadcom Corp.	0.96	702	9,510	7.4	0.0
Johnson & Johnson	0.69	11,541	157,622	7.3	3.5
Comcast Corp. (Cl A)	0.85	5,006	69,317	7.2	1.9
Abbott Laboratories	1.07	5,531	81,739	6.8	3.4
Target Corp.	1.10	2,907	45,418	6.4	1.6
Analog Devices Inc.	0.50	353	5,546	6.4	3.2
3M Co.	0.58	2,814	45,542	6.2	3.4
Expeditors International of Washington Inc.	0.60	344	5,739	6.0	1.1
Deere & Co.	1.08	2,168	36,134	6.0	2.8
Google Inc. (Cl A)	1.37	6,549	109,306	6.0	0.0

ISSUE DESCRIPTION	%EQ	$FCF	Ent. Value	FCF Yield	DVD Yield
Verizon Communications Inc.	2.69	10,925	184,867	5.9	6.0
General Electric Co	0.89	33,574	578,869	5.8	3.4
Procter & Gamble Co	1.74	10,667	187,804	5.7	3.4
Gilead Sciences Inc.	1.94	2,007	39,990	5.0	0.0
Wal-Mart Stores Inc.	1.39	11,354	227,092	5.0	2.3
McDonald's Corp.	2.39	3,425	71,387	4.8	3.5
Intuitive Surgical Inc.	0.49	246	5,155	4.8	0.0
Coca-Cola Co	2.29	5,275	117,651	4.5	3.4
Colgate-Palmolive Co	1.48	1,687	39,748	4.2	2.5
Rogers Communications Inc. (Cl B)	1.02	939	22,484	4.2	3.8
Baxter International Inc.	0.81	1,422	34,073	4.2	2.0
Intel Corp	1.97	3,290	79,627	4.1	3.4
PepsiCo Inc.	2.09	3,778	92,753	4.1	3.3
Allergan Inc.	0.44	583	14,447	4.0	0.4
Union Pacific Corp.	0.76	1,272	32,374	3.9	2.1
Best Buy Co. Inc.	0.51	574	14,805	3.9	1.7
News Corp. (Cl A)	0.50	1,129	30,178	3.7	1.3
Schlumberger Ltd.	1.50	2,286	61,682	3.7	1.6
St. Jude Medical Inc.	0.49	524	14,621	3.6	0.0
Philip Morris International Inc.	1.76	3,420	97,721	3.5	5.0
Research In Motion Ltd.	0.70	1,176	35,432	3.3	0.0
CVS Caremark Corp.	1.77	1,732	55,527	3.1	1.0
Costco Wholesale Corp.	0.49	575	18,673	3.1	1.6
Ecolab Inc.	1.20	282	10,045	2.8	1.4
Smith International Inc.	0.52	240	8,948	2.7	1.9
Monsanto Co	1.79	861	40,367	2.1	1.4
Air Products & Chemicals Inc.	0.99	331	17,192	1.9	2.8
Corning Inc.	0.54	367	21,154	1.7	1.2
Genzyme Corp.	1.37	219	14,110	1.5	0.0
Celgene Corp.	1.92	166	19,070	0.9	0.0
Applied Materials Inc.	0.94	68	12,428	0.5	2.2
Southern Co	0.69	-805	44,038	-1.8	5.6
Ultra Petroleum Corp.	1.67	-218	5,949	-3.7	0.0
Southwestern Energy Co.	2.28	-574	12,817	-4.5	0.0
Wisconsin Energy Corp.	0.67	-547	9,508	-5.8	3.3
Suncor Energy Inc.	0.62	-2,606	31,285	-8.3	0.6
McDermott International Inc.	0.34	-281	3,149	-8.9	0.0
EQT Corp.	1.13	-736	5,780	-12.7	2.5
XTO Energy Inc.	1.29	-4,511	29,716	-15.2	1.3
Sit Large-Cap Growth Fund Weighted Avg.		9,420	133,252	6.5	2.4

* Excludes Financials and ADRs

Source: FactSet Research Systems and Sit Investment Associates, Inc.

Please see General Disclosure on Disclosure Page (page 1) for more information.

Sit Investment Associates

SIA LARGE CAP GROWTH COMPOSITE

GROWTH EQUITY ACCOUNTS

ENDING JUNE 30, 2009

QUARTILE


30.00
20.00
10.00
0.00
-10.00
-20.00
-30.00
-40.00
S-95
Current Quarter
1 Year
2 Years
3 Years
4 Years
5 Years
Period

	Return	Return	Return	Return	Return	Return
5th Percentile	21.03	-16.46	-10.22	-1.79	1.86	3.18
25th Percentile	17.30	-23.66	-13.53	-3.86	-0.93	0.56
Median	14.92	-26.68	-15.68	-6.09	-2.58	-1.14
75th Percentile	12.91	-30.46	-18.02	-7.78	-4.06	-2.22
95th Percentile	9.68	-39.89	-21.76	-11.41	-6.25	-4.20
# of Portfolios	139	135	128	118	104	89
● SIA Large Cap Composite	13.39	-24.21	-12.73	-3.18	0.10	1.79
■ S&P 500 INDEX	15.93	-26.21	-19.93	-8.22	-4.27	-2.24
▲ Russell 1000 Growth	16.32	-24.50	-15.74	-5.45	-2.68	-1.83

Universe Source: (c)Russell Investment Group

Growth Equity Accounts

Five Years ending June 30, 2009



Risk-Free Proxy: ML TRBAS 91D A

Universe Source: (c) Russell Investment Group

SIT LARGE CAP GROWTH
UP-MARKET/DOWN-MARKET ANALYSIS



Average Quarterly Returns in Rising and Falling Markets
(January 2004 to June 2009)
8.00
6.00
4.00
2.00
0.00
-2.00
-4.00
-6.00
-8.00
5.40
5.71
Rising Market
Falling
-6.81
-5.44
S&P 500
Sit Large Cap Growth



Relative Average Quarterly Returns in Rising and Falling Markets
(January 2004 to June 2009)
1.60
1.40
1.20
1.00
0.80
0.60
0.40
0.20
0.00
0.31
1.37
Rising Market
Falling Market

Market Performance – Total Return

	December 31, 2007 to December 31, 2008			December 31, 2008 to June 30, 2009			March 31, 2009 to June 30, 2009			May 31, 2009 to June 30, 2009		
	S&P 500	Russell Mid Cap	Russell 2000	S&P 500	Russell Mid Cap	Russell 2000	S&P 500	Russell Mid Cap	Russell 2000	S&P 500	Russell Mid Cap	Russell 2000
EARNINGS GROWTH SECTORS												
Quintile 1 (Highest)	-47.5	-49.9	-42.8	14.2	17.1	11.9	17.5	21.5	23.5	0.6	-0.2	5.7
Quintile 2	-39.1	-38.9	-37.8	6.6	13.6	5.5	15.5	18.0	19.8	1.8	1.7	3.3
Quintile 3	-40.2	-42.9	-29.8	4.7	10.4	8.4	17.8	20.7	23.8	-0.2	0.6	2.2
Quintile 4	-34.0	-37.2	-31.5	-7.8	7.4	-6.4	13.3	18.5	16.6	0.0	0.2	-1.7
Quintile 5 (Lowest)	-24.3	-35.7	-25.4	-0.2	-0.5	-8.6	15.8	23.7	15.5	-1.2	-1.2	-1.3
BETA SECTORS												
Quintile 1 (Highest)	-57.9	-53.0	-43.8	12.9	20.9	9.4	34.7	39.7	38.0	-3.7	-3.2	-3.3
Quintile 2	-49.2	-46.4	-37.3	6.4	15.5	4.5	16.3	23.0	21.7	-2.4	-1.3	1.6
Quintile 3	-39.4	-39.8	-34.7	2.2	7.8	0.4	13.0	20.5	20.4	2.5	-0.1	2.1
Quintile 4	-25.6	-39.1	-28.0	-3.0	2.2	-0.3	8.9	12.6	14.5	2.8	2.1	3.2
Quintile 5 (Lowest)	-26.3	-31.7	-27.9	-4.0	1.5	-3.0	5.9	7.6	8.4	2.0	4.2	3.9
MARKET CAP												
Quintile 1 (Highest)	-32.7	-39.0	-25.4	-10.5	6.0	-10.1	7.2	10.6	3.4	-0.4	1.3	-0.8
Quintile 2	-33.1	-45.0	-35.1	9.7	1.3	-3.9	19.9	20.1	15.7	2.8	0.8	2.7
Quintile 3	-39.5	-42.2	-32.6	-0.2	7.2	2.1	11.2	15.3	20.7	-0.3	-0.9	2.1
Quintile 4	-38.5	-41.0	-35.1	6.2	7.9	7.1	16.6	19.6	23.4	-1.0	0.3	0.8
Quintile 5 (Lowest)	-41.6	-40.5	-40.1	13.2	27.6	18.8	25.1	38.9	42.0	0.0	0.2	3.0
P/E SECTORS												
Quintile 1 (Highest)	-45.2	-45.8	-37.2	4.3	8.8	-0.0	14.9	17.3	14.2	-0.7	-1.2	1.5
Quintile 2	-28.6	-32.8	-32.4	-3.2	7.0	-6.0	8.0	12.5	13.9	-0.7	0.8	0.8
Quintile 3	-35.7	-35.5	-26.4	1.3	3.1	2.0	13.1	14.0	16.1	-0.1	1.1	2.5
Quintile 4	-34.4	-40.6	-28.6	8.3	7.4	2.5	19.2	21.5	23.8	2.7	0.4	1.0
Quintile 5 (Lowest)	-34.6	-30.0	-39.7	4.3	23.3	16.7	23.9	39.5	37.0	0.0	0.7	2.6
No Earnings	-79.0	-55.3	-43.9	1.0	-0.1	-8.4	1.0	18.1	15.7	1.0	-2.9	-4.8
DIVIDEND YIELD SECTORS												
Quintile 1 (Highest)	-38.8	-35.6	-34.6	-10.1	-2.1	-4.9	18.4	22.1	20.3	-0.8	1.8	0.6
Quintile 2	-25.7	-36.8	-16.8	-0.9	2.3	-10.0	13.1	18.2	12.2	0.8	0.8	2.7
Quintile 3	-31.7	-39.1	-26.3	3.3	4.0	-9.5	14.7	18.8	10.8	0.2	2.1	0.2
Quintile 4	-44.6	-47.2	-24.6	2.3	6.4	-8.3	10.8	16.5	14.8	0.7	-1.8	1.2
Quintile 5 (Lowest)	-43.9	-47.4	-39.3	4.7	5.9	-10.9	18.0	13.2	8.6	-1.5	-1.5	-2.0
UNIVERSE	-36.9	-41.5	-33.8	3.4	10.0	2.6	16.0	20.8	20.7	0.2	0.4	1.5

Performance Attribution
June 30, 2008 – June 30, 2009

Sector	Sit Large Cap Growth Fund Average Weight	Sit Large Cap Growth Fund Total Return	S&P 500 Average Weight	S&P 500 Total Return	Attribution Analysis Selection & Interaction	Attribution Analysis Allocation Effect	Attribution Analysis Total Effect
Finance	9.68	-23.43	12.82	-38.12	1.49	0.45	1.94
[Cash]	6.42	0.56	0.00	0.00	0.00	1.75	1.75
Electronic Technology	11.99	-14.97	10.08	-18.15	0.48	0.29	0.77
Producer Manufacturing	6.67	-35.08	7.87	-36.72	0.16	0.19	0.36
Energy Minerals	8.60	-37.77	11.04	-35.60	0.38	-0.12	0.26
Consumer Services	4.76	-14.77	4.19	-20.17	0.14	0.05	0.20
Transportation	1.60	-20.03	2.16	-27.57	0.12	0.06	0.18
Consumer Durables	0.67	-25.86	0.97	-31.89	0.02	0.12	0.15
Health Services	1.93	-10.58	2.14	-13.54	0.08	0.01	0.08
Commercial Services	0.00	0.00	1.00	-28.01	0.00	0.00	0.00
Consumer Non-Durables	9.48	-7.42	9.54	-7.79	0.06	-0.12	-0.06
Health Technology	12.73	-12.90	12.06	-11.23	-0.61	0.50	-0.11
Communications	3.88	-22.18	3.56	-19.24	-0.16	0.05	-0.11
Technology Services	6.67	-17.32	6.03	-14.47	-0.32	0.10	-0.22
Process Industries	4.17	-32.54	2.56	-29.21	-0.15	-0.08	-0.23
Utilities	1.98	-51.95	4.36	-30.94	-0.48	0.09	-0.39
Non-Energy Minerals	0.53	-58.64	1.12	-50.72	-0.30	-0.16	-0.46
Retail Trade	3.92	-16.98	5.98	-13.47	-0.27	-0.42	-0.69
Industrial Services	4.33	-58.65	2.51	-55.53	-0.26	-0.91	-1.17
Total	**100.00**	**-23.72**	**100.00**	**-25.96**	**0.38**	**1.86**	**2.24**

Performance Attribution
June 30, 2008 – June 30, 2009

Sector	Sit Large Cap Growth Fund Average Weight	Sit Large Cap Growth Fund Total Return	Russell 1000 Growth Average Weight	Russell 1000 Growth Total Return	Attribution Analysis Selection & Interaction	Attribution Analysis Allocation Effect	Attribution Analysis Total Effect
[Cash]	6.42	0.56	0.00	0.00	0.00	1.48	1.48
Transportation	1.60	-20.03	2.81	-26.11	0.13	0.17	0.30
Finance	9.68	-23.43	3.78	-32.43	0.78	-0.48	0.30
Energy Minerals	8.60	-37.77	5.07	-44.71	1.14	-0.84	0.29
Consumer Durables	0.67	-25.86	0.64	-39.12	0.17	0.10	0.27
Communications	3.88	-22.18	0.76	-31.41	0.15	0.11	0.27
Health Services	1.93	-10.58	2.65	-13.53	0.15	0.00	0.16
Electronic Technology	11.99	-14.97	17.27	-19.06	0.63	-0.51	0.12
Industrial Services	4.33	-58.65	4.57	-54.90	-0.29	0.34	0.05
Consumer Services	4.76	-14.77	5.58	-17.86	0.08	-0.04	0.04
Commercial Services	0.00	0.00	1.58	-20.97	0.00	-0.02	-0.02
Producer Manufacturing	6.67	-35.08	8.44	-32.22	-0.30	0.21	-0.09
Process Industries	4.17	-32.54	2.97	-32.70	-0.08	-0.05	-0.13
Utilities	1.98	-51.95	2.23	-43.53	-0.22	0.05	-0.17
Non-Energy Minerals	0.53	-58.64	1.17	-55.21	-0.19	0.02	-0.17
Consumer Non-Durables	9.48	-7.42	10.20	-8.30	0.01	-0.22	-0.21
Health Technology	12.73	-12.90	12.07	-10.29	-0.60	0.37	-0.23
Retail Trade	3.92	-16.98	7.31	-13.99	-0.23	-0.47	-0.70
Technology Services	6.67	-17.32	10.88	-14.73	-0.25	-0.52	-0.76
Total	**100.00**	**-23.72**	**100.00**	**-24.51**	**1.09**	**-0.29**	**0.80**

Performance Attribution
June 30, 2006 – June 30, 2009

	Sit Large Cap Growth Fund		Russell 1000 Growth		Attribution Analysis		
Sector	Average Weight	Total Return	Average Weight	Total Return	Selection & Interaction	Allocation Effect	Total Effect
Energy Minerals	8.38	7.62	3.39	-18.39	2.03	-0.06	1.98
[Cash]	6.13	8.68	0.00	0.00	0.00	1.69	1.69
Process Industries	3.32	63.16	2.44	16.42	0.80	0.28	1.07
Transportation	1.58	-10.15	2.68	-32.79	0.44	0.26	0.70
Industrial Services	4.49	-22.32	4.38	-31.00	0.38	0.24	0.63
Consumer Durables	0.28	-5.36	1.06	-48.70	0.31	0.31	0.62
Utilities	1.77	2.65	1.95	-22.48	0.47	0.05	0.52
Producer Manufacturing	8.74	-25.98	9.22	-27.33	0.16	0.30	0.46
Health Services	2.21	-14.65	3.58	-21.43	0.25	0.19	0.43
Commercial Services	0.14	-27.32	1.95	-32.53	-0.06	0.30	0.23
Health Technology	11.54	-1.27	12.50	-1.98	-0.28	0.47	0.19
Communications	4.06	-18.64	0.78	-31.05	0.33	-0.16	0.18
Retail Trade	4.45	-16.80	8.16	-20.05	-0.03	0.08	0.05
Consumer Services	5.00	-24.08	5.47	-24.01	-0.07	0.10	0.03
Non-Energy Minerals	0.91	-54.16	1.15	-38.64	-0.17	-0.05	-0.21
Electronic Technology	11.64	1.96	16.32	-1.33	0.46	-0.77	-0.32
Consumer Non-Durables	6.44	6.96	8.45	9.13	-0.12	-0.38	-0.49
Finance	11.57	-37.06	6.25	-39.03	0.25	-0.93	-0.68
Technology Services	7.35	-6.87	10.24	-1.12	-0.49	-0.43	-0.92
Total	**100.00**	**-9.31**	**100.00**	**-15.50**	**4.66**	**1.53**	**6.19**

Performance Attribution
June 30, 2004 – June 30, 2009

Sector	Sit Large Cap Growth Fund Average Weight	Sit Large Cap Growth Fund Total Return	Russell 1000 Growth Average Weight	Russell 1000 Growth Total Return	Attribution Analysis Selection & Interaction	Attribution Analysis Allocation Effect	Attribution Analysis Total Effect
Energy Minerals	8.96	168.89	2.42	62.22	4.01	5.46	9.48
Retail Trade	5.48	8.90	9.03	-16.67	1.71	0.25	1.96
[Cash]	3.91	15.73	0.00	0.00	0.00	1.95	1.95
Finance	11.76	-19.13	6.75	-32.18	2.19	-0.72	1.47
Industrial Services	3.97	35.73	3.36	30.52	0.19	1.02	1.21
Transportation	2.00	34.24	2.29	-10.30	0.76	0.45	1.20
Process Industries	2.40	45.44	1.90	21.34	0.73	0.22	0.96
Communications	3.74	20.07	0.81	10.50	0.00	0.81	0.81
Health Services	2.56	26.90	3.85	4.09	0.68	0.10	0.78
Consumer Durables	0.39	1.60	1.40	-50.94	0.09	0.57	0.66
Producer Manufacturing	8.81	-10.72	8.93	-13.44	0.29	0.37	0.65
Utilities	1.26	2.08	1.35	60.45	0.19	0.05	0.24
Commercial Services	0.11	-34.55	2.13	-23.15	-0.07	0.20	0.13
Consumer Services	5.57	-15.73	5.27	-15.48	-0.10	0.10	0.00
Non-Energy Minerals	0.66	-40.65	0.94	2.09	-0.07	-0.02	-0.08
Consumer Non-Durables	5.65	17.81	8.78	14.74	0.15	-0.28	-0.13
Health Technology	12.70	-6.64	14.52	-2.32	-0.83	0.50	-0.33
Electronic Technology	12.08	-12.66	16.34	-9.01	-0.35	-0.20	-0.55
Technology Services	7.99	-2.00	9.88	5.75	-0.65	-0.40	-1.06
Total	**100.00**	**10.58**	**100.00**	**-8.84**	**8.93**	**10.49**	**19.42**

V. Mid Cap Growth Portfolio Characteristics

MODEL PORTFOLIOS USE OPPORTUNITY MATRIX
MID CAPITALIZATION

S&P 500: 919.32
10-Year U.S. Treasury: 3.520%

	CONSERVATIVE GROWTH			HIGH AND CONSISTENT GROWTH		CYCLICAL GROWTH AND OPPORTUNITY		
	High Yield	Low PE	Assets			Innovation-Time Sensitive	Economy Sensitive	Special Situations
First Tier (3-5%) 8				Stericycle/Laboratory Corp Southwestern Energy/XTO Energy/Ultra Petroleum Smith Int'l/Noble Corp/AECOM Technology Citrix Systems/ANSYS CH Robinson/Expeditors Int'l		Activision/Electronic Arts Broadcom/Analog Devices JC Penney Nordstrom Dick's Sporting Goods Coach		
Second Tier (2-2½%) 16	TCF Financial	Arch Ltd/PartnerRE	Apache/Murphy Oil	Celgene T Rowe Price/Affiliated Managers Gilead Sciences Thermo Fisher Scientific/Millipore Alcon/Allergan Cognizant Technology Solutions American Tower Adobe/Autodesk NuVasive		ITT Education/DeVry Precision Castparts Amgen		CF Industries
Third Tier (1-1½%) 46		Aon Corp Valero Energy Aflac	Equitable Resources	Juniper Networks Cerner Corp Apple/Research In Motion Intercontinental Exchange IDEXX Laboratories Express Scripts Central European Dist/Hansen Nat Northern Trust Synopsys Itron CR Bard McDermott Int'l	Salesforce.com National Oilwell Varco TJX COS INC Intuitive Surgical Covance Amdocs BMC Software F5 Networks	Ecolab SPX Corp ITT Corp/Rockwell Collins Jacobs Engineering Scotts Miracle-Gro NetApp Inc Trimble Navigation Akamai Technologies Allegheny Technologies Harman Int'l Wisconsin Energy	[illegible] Cummins Albemarle AGCO Marriott Int'l KLA-Tencor Cree CommScope	Xilinx Int'l Game Technology Amylin Pharm
Sector Distribution	8%			55%		37%		

Targeted weightings as of 6/30/2009
*- means name is not currently owned

MID CAP GROWTH INVESTMENT UNIVERSE
JUNE 30, 2009

SCREEN #1 Market Cap $2.5B - $15B	# OF COMPANIES	SECTOR WEIGHT	SCREEN #2 Long Term EPS Growth > 15% or '08-'09 and '09-'10 EPS Growth > 15%	# OF COMPANIES	SECTOR WEIGHT	Russell Midcap Growth WEIGHT	S&P Midcap WEIGHT	Sit Mid Cap Growth Fund WEIGHT
Non-Energy Minerals	18	3.4	Non-Energy Minerals	4	3.4	0.6	2.4	1.0
Producer Manufacturing	34	6.5	Producer Manufacturing	6	5.1	7.5	9.0	9.4
Electronic Technology	**39**	**7.4**	**Electronic Technology**	**19**	**16.2**	**11.0**	**7.3**	**12.6**
Consumer Durables	16	3.0	Consumer Durables	2	1.7	2.6	2.9	3.7
Energy Minerals	21	4.0	Energy Minerals	9	7.7	2.5	3.0	7.3
Process Industries	24	4.6	Process Industries	3	2.6	4.8	5.1	7.3
Health Technology	**29**	**5.5**	**Health Technology**	**13**	**11.1**	**9.2**	**7.4**	**14.4**
Consumer Non-Durables	30	5.7	Consumer Non-Durables	2	1.7	8.4	4.0	1.8
Industrial Services	22	4.2	Industrial Services	10	8.5	4.4	6.0	4.4
Commercial Services	22	4.2	Commercial Services	5	4.3	5.2	4.1	0.0
Technology Services	**34**	**6.5**	**Technology Services**	**9**	**7.7**	**9.8**	**6.8**	**9.0**
Health Services	17	3.2	Health Services	3	2.6	5.1	4.7	5.5
Consumer Services	28	5.3	Consumer Services	11	9.4	5.8	4.5	3.5
Retail Trade	29	5.5	Retail Trade	6	5.1	7.5	6.1	4.7
Transportation	8	1.5	Transportation	2	1.7	2.7	1.7	2.9
Utilities	54	10.3	Utilities	2	1.7	3.5	7.0	1.0
Finance	84	16.0	Finance	7	6.0	8.2	17.3	9.8
Communications	17	3.2	Communications	4	3.4	1.2	0.6	1.9
TOTAL	**526**	**100.0**	**TOTAL**	**117**	**100.0**	**100.0**	**100.0**	**100.0**

Rotation of Major Industry Weights Over Time

Sit Mid Cap Growth

June 30, 2009

PORTFOLIO

WEIGHTINGS	12/03	12/04	12/05	09/06	12/06	12/07	03/08	06/08	09/08	12/08	03/09	06/09
NON-ENERGY MINERALS	0.0%	0.0%	0.8%	1.6%	2.3%	2.3%	2.0%	1.5%	1.0%	1.1%	1.0%	1.0%
PRODUCER MANUFACTURING	5.6	5.0	7.8	8.1	7.8	9.2	10.7	11.2	10.0	10.7	9.1	9.4
ELECTRONIC TECHNOLOGY	20.5	14.7	13.4	11.8	11.7	11.6	8.6	8.5	8.5	9.8	10.4	12.6
CONSUMER DURABLES	1.5	0.7	1.2	1.3	1.6	3.2	2.9	3.1	3.5	2.6	3.7	3.7
ENERGY MINERALS	3.5	7.2	11.6	8.4	5.7	8.8	10.7	10.9	8.4	7.8	7.5	7.3
PROCESS INDUSTRIES	1.0	0.0	0.0	0.9	1.0	3.8	4.6	6.6	6.5	6.5	7.1	7.3
HEALTH TECHNOLOGY	13.7	13.3	13.0	14.3	16.0	17.0	16.7	15.4	16.9	17.7	16.4	14.4
CONSUMER NON-DURABLES	1.8	2.0	2.4	3.1	3.7	1.8	2.0	1.4	2.0	1.8	1.3	1.8
INDUSTRIAL SERVICES	1.1	3.6	7.0	6.2	5.7	8.9	8.3	9.9	7.0	3.5	3.7	4.4
COMMERCIAL SERVICES	1.9	1.0	0.9	0.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
TECHNOLOGY SERVICES	17.5	19.4	12.7	12.4	14.0	8.8	7.9	8.1	7.8	8.1	8.9	9.0
HEALTH SERVICES	5.6	6.3	5.8	6.1	4.5	5.4	4.8	4.0	5.4	6.2	5.8	5.5
CONSUMER SERVICES	5.3	6.1	4.1	3.0	3.5	3.2	3.7	3.4	4.1	4.4	3.4	3.5
RETAIL TRADE	8.0	6.5	5.7	4.6	5.3	3.2	3.4	3.3	4.2	3.7	5.2	4.7
TRANSPORTATION	1.3	2.9	2.6	3.0	2.4	2.2	2.3	2.1	2.3	3.4	3.1	2.9
UTILITIES	0.0	0.0	0.0	0.0	0.0	0.0	0.5	0.7	0.5	0.6	1.1	1.0
FINANCE	8.9	7.7	8.4	11.3	11.9	8.2	8.8	7.6	9.8	10.0	10.3	9.8
COMMUNICATIONS	2.8	3.6	2.6	3.4	3.1	2.4	2.3	2.2	2.3	2.1	2.2	1.9
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

RUSSELL MID CAP GROWTH

WEIGHTINGS	12/03	12/04	12/05	09/06	12/06	12/07	03/08	06/08	09/08	12/08	03/09	06/09
NON-ENERGY MINERALS	0.9	0.8	1.8	1.7	1.8	1.7	1.7	1.9	1.4	1.3	1.1	0.6
PRODUCER MANUFACTURING	4.7	6.5	7.8	7.4	7.6	9.0	8.6	10.8	10.4	10.5	9.4	7.5
ELECTRONIC TECHNOLOGY	15.9	14.0	12.4	10.1	9.4	10.7	9.7	10.9	10.3	9.9	10.7	11.0
CONSUMER DURABLES	4.2	4.9	4.8	5.3	5.3	3.2	3.2	2.4	2.7	2.1	2.1	2.6
ENERGY MINERALS	1.2	1.3	5.7	2.0	2.2	4.6	5.1	8.4	5.6	4.9	5.1	2.5
PROCESS INDUSTRIES	2.4	1.7	1.4	2.6	2.8	3.7	4.0	3.5	3.8	4.1	4.4	4.8
HEALTH TECHNOLOGY	12.6	11.4	10.2	9.6	9.8	7.1	7.3	7.1	8.8	8.7	9.3	9.2
CONSUMER NON-DURABLES	3.1	3.9	2.8	4.9	5.0	5.0	5.4	4.2	5.3	5.5	5.2	8.4
INDUSTRIAL SERVICES	2.6	3.5	4.9	6.2	6.2	8.6	9.1	8.5	6.7	5.4	4.7	4.4
COMMERCIAL SERVICES	5.7	5.7	5.6	4.6	4.7	3.3	3.4	3.7	3.9	4.1	4.0	5.2
TECHNOLOGY SERVICES	10.2	9.9	6.9	6.6	6.6	7.2	8.0	7.4	7.4	8.1	8.8	9.8
HEALTH SERVICES	8.0	6.4	6.4	5.6	5.2	5.6	5.2	3.8	4.9	5.2	4.9	5.1
CONSUMER SERVICES	11.3	10.4	8.7	8.1	8.7	6.5	6.1	7.2	7.8	8.8	8.8	5.8
RETAIL TRADE	9.0	8.0	7.9	9.3	9.0	5.9	6.2	5.0	6.3	6.2	7.4	7.5
TRANSPORTATION	0.9	1.9	2.1	2.5	2.4	2.2	2.4	1.8	2.1	2.6	2.2	2.7
UTILITIES	0.3	0.7	0.9	1.7	1.8	4.3	4.3	4.6	3.3	4.0	3.5	3.5
FINANCE	6.1	7.7	8.0	9.3	9.3	9.0	8.1	6.0	6.4	5.8	5.4	8.2
COMMUNICATIONS	0.9	1.2	1.6	2.3	2.2	2.2	2.1	2.6	2.7	2.8	3.0	1.2
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Please see General Disclosure on Disclosure Page (page 1) for more information.

INDUSTRY SECTOR PORTFOLIO EVALUATION
SIT MID CAP GROWTH
JUNE 30, 2009

NON-ENERGY MINERALS	$000	% EQUITY
ALLEGHENY TECHNOLOGIES INC	606	0.5
HAYNES INTERNATIONAL INC	604	0.5
		1.0

PRODUCER MANUFACTURING	$000	% EQUITY
PRECISION CASTPARTS CORP	2,198	1.7
SPX CORP	1,734	1.4
JACOBS ENGINEERING GROUP INC	1,667	1.3
CUMMINS INC	1,514	1.2
AMETEK INC	1,222	1.0
ROCKWELL COLLINS INC	1,062	0.8
AGCO CORP	916	0.7
IDEX CORP	919	0.7
ITT CORPORATION	654	0.5
		9.4

ELECTRONIC TECHNOLOGY	$000	% EQUITY
BROADCOM CORP	2,266	1.8
JUNIPER NETWORKS INC	1,906	1.5
ANALOG DEVICES	1,748	1.4
NETAPP INC	1,251	1.0
SYNAPTICS INC	1,109	0.9
XILINX INC	1,074	0.9
TRIMBLE NAVIGATION LTD	1,018	0.8
RESEARCH IN MOTION LTD	1,018	0.8
ITRON INC	1,017	0.8
KLA-TENCOR CORP	861	0.7
APPLE COMPUTER INC	769	0.6
CIENA CORP	650	0.5
COMMSCOPE INC	607	0.5
F5 NETWORKS INC	554	0.4
		12.6

CONSUMER DURABLES	$000	% EQUITY
ACTIVISION BLIZZARD INC	1,956	1.5
ELECTRONIC ARTS INC	756	0.6
		2.1

ENERGY MINERALS	$000	% EQUITY
SOUTHWESTERN ENERGY CO	3,349	2.7
MURPHY OIL CORP	1,961	1.6
XTO ENERGY INC	1,358	1.1
ULTRA PETROLEUM CORP	1,147	0.9
APACHE CORP	808	0.6
VALERO ENERGY CORP	554	0.4
		7.3

PROCESS INDUSTRIES	$000	% EQUITY
CF INDS HLDGS INC	2,261	1.8
AIRGAS INC	2,172	1.7
ECOLAB INC	1,969	1.6
ALBEMARLE CORP	1,491	1.2
SCOTTS MIRACLE GRO CO	1,222	1.0
		7.3

HEALTH TECHNOLOGY	$000	% EQUITY
CELGENE CORP	1,990	1.6
GILEAD SCIENCES INC	1,815	1.4
NUVASIVE INC	2,261	1.8
IDEXX LABS INC	1,721	1.4
THERMO FISHER SCIENTIFIC INC	1,494	1.2
ALLERGAN INC	1,417	1.1
ALCON INC	1,370	1.1
MILLIPORE CORP	1,291	1.0
BARD C R INC	946	0.7
AMYLIN PHARMACEUTICALS INC	681	0.5
INTUITIVE SURGICAL INC	661	0.5
		14.4

CONSUMER NON-DURABLES	$000	% EQUITY
CENTRAL EUROPEAN DIST CORP	1,081	0.9
COACH INC	1,000	0.8
HANSEN NATURAL CORP	347	0.3
		1.8

INDUSTRIAL SERVICES	$000	% EQUITY
SMITH INTERNATIONAL INC	1,759	1.4
AECOM TECHNOLOGY CORP	1,389	1.1
NOBLE CORPORATION	1,022	0.8
MCDERMOTT INTL INC	764	0.6
NATIONAL OILWELL VARCO INC	568	0.5
		4.4

TECHNOLOGY SERVICES	$000	% EQUITY
COGNIZANT TECH SOLUTIONS	2,499	2.0
CITRIX SYSTEMS INC	2,357	1.9
ANSYS INC	1,667	1.3
ADOBE SYSTEMS INC	1,307	1.0
AUTODESK INC	1,011	0.8
SALESFORCE COM INC	687	0.5
AKAMAI TECHNOLOGIES INC	649	0.5
AMDOCS LTD	611	0.5
BMC SOFTWARE INC	591	0.5
		9.0

HEALTH SERVICES	$000	% EQUITY
STERICYCLE INC	2,886	2.3
LABORATORY CP OF AMER HLDGS	1,749	1.4
EXPRESS SCRIPTS INC	1,616	1.3
COVANCE INC	664	0.5
		5.5

CONSUMER SERVICES	$000	% EQUITY
DEVRY INC	1,311	1.0
ITT EDUCATIONAL SERVICES	1,188	0.9
INTL GAME TECHNOLOGY	981	0.8
MARRIOTT INTL INC	884	0.7
		3.5

RETAIL TRADE	$000	% EQUITY
GAMESTOP CORP	1,875	1.5
DICKS SPORTING GOODS INC	1,459	1.2
PENNEY J C INC	1,081	0.9
NORDSTROM INC	770	0.6
TJX COS INC	681	0.5
		4.7

TRANSPORTATION	$000	% EQUITY
C H ROBINSON WORLDWIDE INC	2,049	1.6
EXPEDITORS INTL WASH INC	1,557	1.3
		2.9

UTILITIES	$000	% EQUITY
EQT CORPORATION	719	0.6
WISCONSIN ENERGY CORP	511	0.4
		1.0

FINANCE	$000	% EQUITY
TCF FINANCIAL CORP	3,059	2.4
INTERCONTINENTALEXCHANGE INC	1,782	1.4
PRICE T ROWE GROUP INC	1,611	1.3
AFFILIATED MANAGERS GRP INC	1,581	1.3
NORTHERN TRUST CORP	1,251	1.0
PARTNERRE LTD	1,150	0.9
ACE LTD	1,126	0.9
AFLAC INC	799	0.6
		9.8

COMMUNICATIONS	$000	% EQUITY
AMERICAN TOWER CORP	2,435	1.9
		1.9

PORTFOLIO MARKET CAPITALIZATION SUMMARY

SIT MID CAP GROWTH

JUNE 30, 2009

ISSUE DESCRIPTION	SHARES	COST	LAST	YLD	MKT CAP	ISSUE DESCRIPTION	SHARES	COST	LAST	YLD	MKT CAP
APPLE COMPUTER INC	5,•00	6• 871	1•1•10	0 6	11T,061	SMITH INTERNATIONAL INC	68,100	11 166	15 T50	1•	5,6•T
GILEAD SCIENCES INC	6•,800	18 911	•68•0	1•	•1,•56	XILINX INC	51,500	11 969	10 •60	0 9	5,61T
RESEARCH IN MOTION LTD	1•,600	68 801	T1 090	0 8	•0,11•	JACOBS ENGINEERING GROUP INC	19,600	60 189	•1 090	1 1	5,196
ALCON INC	11,800	117 511	116 110	1 1	1•,68T	WISCONSIN ENERGY CORP	11,100	•1 616	•0 T10	0•	•,T60
APACHE CORP	11,100	19 115	T1 150	0 6	1•,18•	SALESFORCE COM INC	18,000	56 10T	18 1T0	0 5	•,T1•
XTO ENERGY INC	15,595	96 T6	18 1•0	1 1	11,110	INTL GAME TECHNOLOGY	61,800	•1 8T6	15 900	0 8	•,T11
CELGENE CORP	6T,100	11 1T9	•T8•0	1 6	11,010	MCDERMOTT INTL INC	1T,600	16 00T	10 110	0 6	•,6•1
EXPRESS SCRIPTS INC	11,500	5• 61•	68 T50	1 1	18,6•1	EQT CORPORATION	10,600	55 816	1• 910	0 6	•,5T0
THERMO FISHER SCIENTIFIC INC	16,650	18 011	•0 TT0	1 1	1T,066	AMDOCS LTD	19,•00	1• 851	11 •50	0 5	•,1T5
ACTIVISION BLIZZARD INC	111,100	11 666	11 610	1 1	16,151	STERICYCLE INC	56,000	1T 968	51 510	1 1	•,1T•
ADOBE SYSTEMS INC	•6,190	1• •59	18 100	1 0	1•,85T	AUTODESK INC	51,800	1• 1•9	18 980	0 8	•,115
ACE LTD	15,•50	51 01T	•• 110	0 9	1•,85T	NORDSTROM INC	18,T00	1600•	19 890	0 6	•,101
AFLAC INC	15,T00	11 661	11 090	0 6	1•,511	KLA-TENCOR CORP	1•,100	•99 1	15 150	0 T	•,190
ALLERGAN INC	10,100	5T T9T	•T 580	1 1	1•,•88	MILLIPORE CORP	18,•00	T5 15•	T0 110	1 0	1,891
NATIONAL OILWELL VARCO INC	1T,•00	1• 100	11 660	0 5	11,66T	ITT EDUCATIONAL SERVICES	11,800	110 6T1	100 660	0 9	1,858
SOUTHWESTERN ENERGY CO	86,100	16 898	18 850	1 T	11,150	AMETEK INC	15,150	11 511	1• 580	1 0	1,T15
TJX COS INC	11,T00	11 199	11 •60	0 5	11,001	PARTNERRE LTD	1T,T00	61 151	6• 950	0 9	1,6T5
NORTHERN TRUST CORP	11,100	58 111	51 680	1 0	11,81•	GAMESTOP CORP	85,100	16 09T	11 010	1 5	1,611
AMERICAN TOWER CORP	T6,900	10 9•0	11 510	1 9	11,519	CF INDS HLDGS INC	10,500	9• 019	T• 1•0	1 8	1,589
JUNIPER NETWORKS INC	80,T00	16 T•0	11 600	1 5	11,1•T	DEVRY INC	16,100	•T 781	500•0	1 0	1,5T5
BROADCOM CORP	91,1T5	16 T6T	1• T90	1 8	10,666	AECOM TECHNOLOGY CORP	•1,•00	11 101	11 000	1 1	1,•91
PRICE T ROWE GROUP INC	18,T00	16 •55	•1 6T0	1 1	10,6•6	ALLEGHENY TECHNOLOGIES INC	1T,150	60 161	1• 910	0 5	1,•1•
MURPHY OIL CORP	16,100	•1 1T1	5• 110	1 6	10,16•	AKAMAI TECHNOLOGIES INC	11,850	1T 8•T	19 180	0 5	1,115
PRECISION CASTPARTS CORP	10,100	55 689	T1 010	1 T	10,119	AIRGAS INC	51,600	18 181	•0 510	1 T	1,110
ECOLAB INC	50,500	•• 966	18 990	1 6	9,111	COVANCE INC	11,500	89 151	•9 100	0 5	1,1•5
C H ROBINSON WORLDWIDE INC	19,100	16 1T5	51 150	1 6	8,81T	HANSEN NATURAL CORP	8,000	11 911	10 860	0 1	1,T96
VALERO ENERGY CORP	11,800	11 T6•	16 890	0 •	8,T11	ANSYS INC	51,500	10 199	11 160	1 1	1,T11
COACH INC	1T,100	11 111	16 880	0 8	8,51T	IDEXX LABS INC	1T,100	•1 116	•6 100	1•	1,T16
INTERCONTINENTAL EXCHANGE INC	15,600	66 01•	11• 1•0	1 •	8,110	F5 NETWORKS INC	16,000	11 1T8	1• 610	0•	1,T19
ITT CORPORATION	1•,T00	1T 896	•• 500	0 5	8,099	AGCO CORP	11,100	•5 106	19 0T0	0 T	1,68T
NOBLE CORPORATION	11,800	1• 9•9	10 150	0 8	T,901	AFFILIATED MANAGERS GRP INC	1T,100	91 •T1	58 190	1 1	1,•01
COGNIZANT TECH SOLUTIONS	91,600	10 11T	16 T00	1 0	T,800	SPX CORP	15,100	19 •TT	•8 9T0	1•	1,•00
MARRIOTT INTL INC	•0,0•T	11 515	11 0T0	0 T	T,T9T	TRIMBLE NAVIGATION LTD	51,900	1• T5•	19 610	0 8	1,1•6
BARD C R INC	11,T00	81 1•6	T• •50	0 T	T,191	ALBEMARLE CORP	58,•00	•1 18T	15 5T0	1 1	1,118
LABORATORY CP OF AMER HLDGS	15,800	10 955	6T T90	1 •	T,1•1	SCOTTS MIRACLE GRO CO	1T,•00	1• 818	15 050	1 0	1,101
ANALOG DEVICES	T0,550	1• •9•	1• T80	1 •	T,110	ITRON INC	18,•00	60 1•0	55 0T0	0 8	1,1TT
CUMMINS INC	•1,000	51 008	15 110	1 1	T,106	COMMSCOPE INC	11,100	18 810	16 160	0 5	1,1•6
EXPEDITORS INTL WASH INC	•6,T00	•1 196	11 1•0	1 1	T,080	IDEX CORP	1T,•00	11 •56	1• 5T0	0 T	1,981
ELECTRONIC ARTS INC	1•,800	51 8T8	11 T10	0 6	T,01T	AMYLIN PHARMACEUTICALS INC	50,600	•6 610	11 500	0 5	1,901
PENNEY J C INC	1T,T00	6T 010	18 T10	0 9	6,TT0	TCF FINANCIAL CORP	118,800	16 111	11 1T0	1•	1,T11
NETAPP INC	61,500	1T 911	19 T10	1 0	6,61T	NUVASIVE INC	50,688	18 8•0	•• 600	1 8	1,616
ROCKWELL COLLINS INC	15,100	68 5•1	•1 T10	0 8	6,609	DICKS SPORTING GOODS INC	8•,800	15 810	1T 100	1 1	1,•99
BMC SOFTWARE INC	1T,500	19 T96	11 T90	0 5	6,115	SYNAPTICS INC	18,T00	11 5•9	18 650	0 9	1,116
INTUITIVE SURGICAL INC	•,0•6	101 1T1	161 660	0 5	6,196	CENTRAL EUROPEAN DIST CORP	40700	62.566.64	26.570	0.9	1,11•
ULTRA PETROLEUM CORP	19,•00	18 1T9	19 000	0 9	5,899	CIENA CORP	62600	9.674049	10.350	0.5	9•1
CITRIX SYSTEMS INC	T1,900	11 50•	11 890	1 9	5,TT1	HAYNES INTERNATIONAL INC	25500	25.56966	23.700	0.5	183

WEIGHTED AVERAGE:	9,T60
UNWEIGHTED AVERAGE:	9,161
MEDIAN:	5,T09

Please see General Disclosure on Disclosure Page (page 1) for more information.

Sit Mid Cap Growth
June 30, 2009
(Medians)

	Valuation			Dividends		
	NTM P/E	FCF Yield[1]	Dividend Yield	1 Year Growth	5 Year Growth	Payout Ratio
Sit Mid Cap Growth Rep. Account	17.2x	5.6%	0.0%	10.2%	17.6%	0%
Russell Mid Cap Growth Index	15.0x	5.7%	0.2%	2.2%	14.0%	10%
Russell Mid Cap Value Index	13.1x	5.1%	1.6%	5.4%	9.5%	28%

	Earnings			Balance Sheet / Profitability[1]		
	Earnings Stability[2]	'09 - '10 EPS Growth	Long Term Growth	ROIC	FCF Margin	Net Debt/ Capital
Sit Mid Cap Growth Rep. Account	18.4	15%	14%	12.6%	9.6%	13%
Russell Mid Cap Growth Index	23.4	12%	13%	12.1%	6.9%	19.2%
Russell Mid Cap Value Index	29.8	10%	10%	9.2%	4.7%	34.4%

[1] Excludes financials and Limited Partnerships

[2] Consistency of earnings per share growth over the past five years. The lower the number, the more uniform growth has been.

Top 25 Holdings
Sit Mid Cap Growth
June 30, 2009

Security	Sector	Market Value (000)	% of Equity	LT Growth	C2009 P/E Ratio
ACTIVISION BLIZZARD INC	CONSUMER DURABLES	$3,956	3.1%	17.2%	16 x
SOUTHWESTERN ENERGY CO	ENERGY MINERALS	3,349	2.7%	41.5%	21 x
CELGENE CORP	HEALTH TECHNOLOGY	3,220	2.6%	28.3%	16 x
TCF FINANCIAL CORP	FINANCE	3,059	2.4%	6.5%	14 x
GILEAD SCIENCES INC	HEALTH TECHNOLOGY	3,035	2.4%	17.8%	15 x
STERICYCLE INC	HEALTH SERVICES	2,886	2.3%	17.5%	21 x
COGNIZANT TECH SOLUTIONS	TECHNOLOGY SERVICES	2,499	2.0%	21.7%	15 x
AMERICAN TOWER CORP	COMMUNICATIONS	2,425	1.9%	53.7%	36 x
CITRIX SYSTEMS INC	TECHNOLOGY SERVICES	2,357	1.9%	11.1%	17 x
BROADCOM CORP	ELECTRONIC TECHNOLOGY	2,265	1.8%	16.1%	24 x
CF INDS HLDGS INC	PROCESS INDUSTRIES	2,261	1.8%	N/A	11 x
NUVASIVE INC	HEALTH TECHNOLOGY	2,261	1.8%	35.0%	43 x
PRECISION CASTPARTS CORP	PRODUCER MANUFACTURING	2,198	1.7%	16.6%	10 x
AIRGAS INC	PROCESS INDUSTRIES	2,172	1.7%	9.0%	N/A
C H ROBINSON WORLDWIDE INC	TRANSPORTATION	2,049	1.6%	14.1%	22 x
ECOLAB INC	PROCESS INDUSTRIES	1,949	1.6%	13.0%	17 x
MURPHY OIL CORP	ENERGY MINERALS	1,941	1.6%	16.3%	13 x
JUNIPER NETWORKS INC	ELECTRONIC TECHNOLOGY	1,905	1.5%	16.6%	26 x
GAMESTOP CORP NEW	RETAIL TRADE	1,875	1.5%	17.5%	8 x
INTERCONTINENTALEXCHANGE INC	FINANCE	1,782	1.4%	14.8%	21 x
SMITH INTERNATIONAL INC	INDUSTRIAL SERVICES	1,759	1.4%	N/A	21 x
LABORATORY CP OF AMER HLDGS	HEALTH SERVICES	1,749	1.4%	12.4%	11 x
ANALOG DEVICES	ELECTRONIC TECHNOLOGY	1,748	1.4%	22.5%	21 x
SPX CORP	PRODUCER MANUFACTURING	1,724	1.4%	12.0%	12 x
IDEXX LABS INC	HEALTH TECHNOLOGY	1,723	1.4%	18.3%	20 x
	TOTAL		46.3		

Number of Equity Holdings = 92

NM=non-meaningful, N/A=not applicable

Equity Characteristics
Sit Mid Cap Growth
June 30, 2009

	Sit Mid Cap Growth Fund	Russell Midcap Growth	Russell Midcap	S&P Midcap
Earnings Outlook - Strong Growth [1]				
2008 Projected Gain	-9.7%	+1.1%	-6.3%	-4.7%
2009 Projected Gain	+20.4%	+14.5%	+16.4%	+18.4%
5-Year Projected Growth	+17.6%	+13.1%	+11.4%	+11.5%
Dividend Yield				
Equities Only	+0.8%	+1.5%	+2.0%	+1.7%
Total Fund	+0.8%	+1.5%	+2.0%	+1.7%
Implied Return				
5-Year Growth & Yield - Equity Only (Assumes no Change in P/E Ratio)	+18.4%	+14.6%	+13.4%	+13.2%
Weighted Average Price/Earnings Ratio [2]				
2009 Calendar P/E	19.9x	21.0x	20.2x	20.9x
2010 Calendar P/E	16.4x	17.4x	16.6x	17.3x
Median Price/Earnings Ratio [2]				
2009 Calendar P/E	18.5x	16.5x	16.0x	16.6x
2010 Calendar P/E	15.4x	14.6x	14.2x	14.8x
Average P/E-to-5-Year Earnings Growth Ratio				
2009 Calendar PEG	1.1x	1.6x	1.8x	1.8x
2010 Calendar PEG	0.9x	1.3x	1.5x	1.5x
Weighted Average Market Capitalization ($MIL)	9,760	5,222	4,907	2,429

(1) Excludes stocks with P/E ratios over 200x and earnings growth rates greater than 300%
(2) Excludes stocks with P/E ratios over 200x
(3) Based on S&P 500 reported earnings - top down basis
(4) Based on S&P 500 earnings prior to write-offs - top down basis;
Median P/E is calculated using bottom up earnings estimates from FactSet

Sit Mid Cap Growth Fund

Portfolio Free Cash Flow Yield Summary*

June 30, 2009

ISSUE DESCRIPTION	XGD	$FCF	Ent. Value	FCF Yield	DVD Yield
Haynes International Inc.	0.48	57	295	22.2	0.0
National Oilwell Varco Inc.	0.45	2,073	12,389	16.7	0.0
CF Industries Holdings Inc.	1.79	454	2,785	16.3	0.5
NetApp Inc.	0.99	600	5,213	11.5	0.0
Amdocs Ltd.	0.50	400	3,494	11.5	0.0
Autodesk Inc.	0.81	357	3,375	10.6	0.0
BMC Software Inc.	0.47	552	5,465	10.1	0.0
Noble Corp.	0.81	806	8,140	9.9	0.0
Allegheny Technologies Inc.	0.48	345	3,492	9.9	2.0
ITT Corp.	0.52	841	9,185	9.2	2.1
Apple Inc.	0.61	9,249	102,022	9.1	0.0
Precision Castparts Corp.	1.74	898	9,965	9.0	0.1
Jacobs Engineering Group Inc.	1.32	401	4,495	9.0	0.0
CommScope Inc.	0.48	307	3,451	8.9	0.0
Adobe Systems Inc.	1.04	1,088	12,530	8.7	0.0
SPX Corp.	1.37	284	3,480	8.2	2.2
Xilinx Inc.	0.85	403	5,002	8.1	2.7
Trimble Navigation Ltd.	0.82	183	2,354	7.8	0.0
Akamai Technologies Inc.	0.51	236	3,099	7.7	0.0
F5 Networks Inc.	0.44	188	2,446	7.7	0.0
C.R. Bard Inc.	0.75	529	6,887	7.7	0.9
GameStop Corp. (Cl A)	1.49	298	3,889	7.7	0.0
Synaptics Inc.	0.88	93	1,209	7.6	0.0
IDEX Corp.	0.73	187	2,461	7.6	2.1
Murphy Oil Corp.	1.55	786	10,419	7.5	1.7
Laboratory Corp. of America Holdings	1.39	664	8,759	7.5	0.0
Coach Inc.	0.79	592	8,012	7.4	0.0
KLA-Tencor Corp.	0.68	281	3,816	7.4	2.2
Thermo Fisher Scientific Inc.	1.18	1,274	17,525	7.3	0.0
Ansys Inc.	1.32	193	2,769	7.0	0.0
J.C. Penney Co. Inc.	0.86	538	7,752	6.9	3.1
Broadcom Corp.	1.79	702	10,218	6.9	0.0
Cummins Inc.	1.20	509	7,449	6.8	2.2
Rockwell Collins Inc.	0.83	457	7,042	6.5	2.3
Hansen Natural Corp.	0.20	161	2,512	6.4	0.0
Juniper Networks Inc.	1.51	619	10,115	6.1	0.0
DeVry Inc.	1.04	205	3,398	6.0	0.4
Analog Devices Inc.	1.38	353	5,931	6.0	3.3
Express Scripts Inc.	1.28	1,049	17,982	5.8	0.0
Albemarle Corp.	1.18	181	3,124	5.8	1.8
Nordstrom Inc.	0.61	377	6,724	5.6	3.3
Expeditors International of Washington	1.23	344	6,198	5.6	1.2
TJX Cos.	0.54	714	13,077	5.5	1.6
Alcon Inc.	1.09	1,744	32,387	5.4	3.2
C.H. Robinson Worldwide Inc.	1.62	451	8,393	5.4	1.9
Marriott International Inc.	0.70	589	10,617	5.4	1.5
Ametek Inc.	0.97	240	4,658	5.1	0.8
Activision Blizzard Inc.	3.13	674	13,219	5.1	0.0
Dick's Sporting Goods Inc.	1.16	105	2,089	5.1	0.0
Citrix Systems Inc.	1.87	264	5,207	5.1	0.0
Cognizant Technology Solutions Corp.	1.58	345	6,988	5.0	0.0
Millipore Corp.	1.02	235	4,798	4.9	0.0
Gilead Sciences Inc.	2.40	2,007	41,730	4.8	0.0
Salesforce.com Inc.	0.54	193	4,034	4.8	0.0
Intuitive Surgical Inc.	0.52	245	5,895	4.2	0.0
Itron Inc.	0.80	115	2,881	4.0	0.0
Allergan Inc.	1.14	583	14,898	3.9	0.5
Airgas Inc.	1.72	187	5,002	3.7	1.5
Stericycle Inc.	2.29	179	5,124	3.5	0.0
ITT Educational Services Inc.	0.94	123	3,633	3.4	0.0
American Tower Corp.	1.92	548	16,508	3.3	0.0
International Game Technology	0.78	216	6,604	3.3	1.4
Research In Motion Ltd.	0.82	1,176	38,532	3.1	0.0
IDEXX Laboratories Inc.	1.37	77	2,809	2.7	0.0
Ecolab Inc.	1.56	282	10,389	2.7	1.5
Smith International Inc.	1.39	240	9,536	2.5	1.6
AECOM Technology Corp.	1.10	85	3,559	2.4	0.0
Scotts Miracle-Gro Co.	1.04	88	3,843	2.3	1.5
Valero Energy Corp.	0.44	157	14,443	1.1	2.7
Celgene Corp.	2.55	165	19,815	0.8	0.0
Central European Distribution Corp.	0.85	10	2,117	0.5	0.0
Ciena Corp.	0.51	3	674	0.4	0.0
Apache Corp.	0.64	15	27,815	0.1	0.7
Covance Inc.	0.53	-37	3,031	-1.2	0.0
NuVasive Inc.	1.79	-30	1,683	-1.8	–
Electronic Arts Inc.	0.80	-103	4,492	-2.3	0.0
Ultra Petroleum Corp.	0.91	-218	6,604	-3.3	0.0
AGCO Corp.	0.74	-127	3,189	-4.0	0.0
Southwestern Energy Co.	2.65	-574	14,005	-4.1	0.0
Wisconsin Energy Corp.	0.42	-547	9,476	-5.8	3.4
McDermott International Inc.	0.80	-281	3,996	-7.0	0.0
EQT Corp.	0.57	-735	6,168	-11.9	2.4
XTO Energy Inc.	1.08	-4,511	32,185	-14.0	1.2
Amylin Pharmaceuticals Inc.	0.54	-317	1,934	-16.4	0.0
Sit Mid Cap Growth Fund Average		410	9,942	4.7	0.7

* Excludes Financials and ADRs

SIA MID CAP COMPOSITE
MID CAP – GROWTH EQUITY
ENDING JUNE 30, 2009
QUARTILE


30.00
20.00
10.00
0.00
-10.00
-20.00
-30.00
-40.00
-50.00
1 Year
2 Years
3 Years
4 Years
5 Years
Period

	Return	Return	Return	Return	Return	Return
5th Percentile	27.23	-16.65	-12.39	-2.39	2.13	4.16
25th Percentile	19.94	-26.70	-15.17	-5.58	-0.63	2.08
Median	17.17	-31.51	-18.16	-7.23	-2.18	0.23
75th Percentile	12.46	-35.45	-20.82	-8.75	-3.30	-0.94
95th Percentile	5.87	-43.24	-23.44	-11.36	-5.24	-3.00
# of Portfolios	65	63	62	58	55	49
● SIA Mid Cap Composite	19.96	-31.65	-17.94	-6.36	-1.20	1.33
■ Russell Midcap Growth	20.67	-30.33	-19.26	-7.93	-3.08	-0.44
▲ Russell Midcap	20.80	-30.36	-21.36	-9.25	-4.00	-0.11

Universe Source: (c) Russell Investment Group

Please see General Disclosure on Disclosure Page (page 1) for more information.

Please see Performance Disclosure on Disclosure Page (page 1).

SIA Mid Cap Composite
Mid Cap - Growth Equity
5 Years Ending June 30, 2009
Scatter



Market Proxy: RUSMIDCAPGR

Risk-Free Proxy: ML TBBAS 91D A

Universe Source: (c) Russell Investment Group

Performance Attribution Analysis By Economic Sector
June 30, 2008 – June 30, 2009

	Sit Mid Cap Growth Fund		Russell Midcap Growth		Attribution Analysis		
Sector	Average Weight	Total Return	Average Weight	Total Return	Selection & Interaction	Allocation Effect	Total Effect
Energy Minerals	8.08	-37.06	5.58	-58.11	2.36	-0.37	1.99
Finance	9.39	-12.65	5.71	-29.90	1.49	0.22	1.70
Utilities	0.73	-48.89	3.91	-46.36	0.02	0.74	0.76
Transportation	2.75	-11.50	2.24	-25.55	0.63	-0.10	0.53
Electronic Technology	9.67	-30.47	10.58	-29.79	0.29	0.20	0.49
Producer Manufacturing	9.94	-37.85	10.22	-38.36	0.43	0.02	0.44
Non-Energy Minerals	1.06	-50.27	1.29	-58.77	0.20	0.20	0.41
Consumer Durables	3.32	-31.87	2.33	-39.01	0.49	-0.14	0.35
[Cash]	1.37	0.56	0.00	0.00	0.00	0.23	0.23
Health Services	5.50	-4.55	4.92	-9.49	0.28	-0.15	0.13
Communications	2.17	-33.12	2.76	-31.95	0.04	-0.02	0.02
Technology Services	8.35	-23.43	8.00	-18.00	-0.21	0.05	-0.17
Commercial Services	0.00	0.00	3.93	-21.06	0.00	-0.30	-0.30
Consumer Non-Durables	1.61	-46.21	5.21	-16.74	-0.58	-0.01	-0.59
Process Industries	6.67	-34.80	3.96	-16.60	-1.32	0.45	-0.87
Health Technology	16.18	-22.14	8.71	-10.21	-2.63	1.30	-1.33
Retail Trade	4.24	-28.89	6.45	-9.06	-0.84	-0.66	-1.50
Consumer Services	3.66	-38.76	8.26	-18.29	-1.02	-0.50	-1.52
Industrial Services	5.31	-66.54	5.95	-52.32	-1.78	-0.32	-2.10
Total	**100.00**	**-31.65**	**100.00**	**-30.34**	**-2.15**	**0.84**	**-1.31**

Performance Attribution Analysis By Economic Sector

June 30, 2006 – June 30, 2009

	Sit Mid Cap Growth Fund		Russell Midcap Growth		Attribution Analysis		
Sector	Average Weight	Total Return	Average Weight	Total Return	Selection & Interaction	Allocation Effect	Total Effect
Energy Minerals	7.76	16.37	4.12	-23.14	2.40	0.47	2.87
Finance	9.21	-10.72	7.60	-31.94	1.85	0.24	2.10
Producer Manufacturing	8.99	-9.98	8.80	-24.81	1.49	-0.06	1.43
Electronic Technology	10.33	-22.55	10.26	-30.36	1.30	0.11	1.41
Health Services	4.76	22.21	5.21	-13.71	1.14	-0.12	1.02
Transportation	2.56	-14.50	2.38	-44.05	1.00	-0.07	0.93
Consumer Durables	2.42	-30.54	3.50	-48.61	0.92	0.00	0.92
Health Technology	15.20	7.43	8.57	2.65	-0.64	1.39	0.75
Utilities	0.32	-27.13	3.73	-27.26	0.10	0.36	0.46
Commercial Services	0.16	-47.04	3.87	-33.58	-0.18	0.41	0.23
Communications	2.78	-31.29	2.41	-28.81	0.04	0.02	0.07
[Cash]	3.74	8.68	0.00	0.00	0.00	-0.03	-0.03
Technology Services	9.63	-21.52	7.23	-13.65	-0.07	-0.15	-0.22
Process Industries	3.83	-2.26	3.42	11.21	-0.55	0.23	-0.32
Non-Energy Minerals	1.75	-63.47	1.66	-43.65	-0.58	0.19	-0.39
Consumer Non-Durables	2.53	-52.49	5.12	-10.27	-0.57	0.02	-0.55
Retail Trade	4.09	-49.96	7.20	-22.63	-1.46	-0.32	-1.78
Consumer Services	3.40	-52.48	8.11	-15.61	-1.65	-0.39	-2.04
Industrial Services	6.54	-45.90	6.73	-15.99	-2.29	-0.45	-2.74
Total	**100.00**	**-17.81**	**100.00**	**-21.94**	**2.26**	**1.87**	**4.13**

VI. Small Cap Growth Portfolio Characteristics

MODEL PORTFOLIOS USE OPPORTUNITY MATRIX
SMALL CAPITALIZATION

S&P 500: 919.32
10-Year U.S. Treasury: 3.520%

	CONSERVATIVE GROWTH			HIGH AND CONSISTENT GROWTH		CYCLICAL GROWTH AND OPPORTUNITY		
	High Yield	Low P/E	Assets			Intermediate-Term Secular	Economy Sensitive	Special Situations
First Tier (3-5%) 5		Argo Insurance* Hanover Insurance		ANSYS Inc/[illegible] Systems Core Labs/Lufkin Ind/Carbo Ceramics NuVasive	Alexion Pharmaceuticals United Therapeutics BioMarin Pharmaceuticals			
Second Tier (1-1 1/2 %) 15	TCF Financial			Gen-Probe/Techne Corp Informatica Southwestern Energy Central European Dist/Hansen Natural Ultimate Software/Quest Software Arena Resources Covance/ICON plc/PPDI Stericycle Synaptics		Capella Education/DeVry URS Corp	Microsemi/Intersil Ametek/Idex Rofin Sinar Roper Industries Teledyne Tech	
Third Tier (1-1 1/2 %) 54	Cass Corp	Pioneer Oil Validus	[illegible] Resources* Ada Inc Arrow Electronics	Affiliated Managers Group Concur Technologies Allscripts Healthcare/ Amedisys Inc Micros Systems Celgene SBA Communications [illegible] IDEXX Laboratories Parexel Research Teleflex [illegible] Group Intuitive Surgical/Hansen Medical Sybase	F5 Networks Myriad Genetics Syntel Icon Solera Holdings PerkinElmer Diodes PCI Int'l Ulta	UTi Worldwide/Hub Group Arris Group Trimble Navigation Baydon Corp Scotts Miracle Gro ITC Holdings Snap-On Wabtec Dick's Sporting Goods Allegheny Technologies Haynes Int'l	Anixter Int'l/Commscope Silicon Labs/Skyworks Ciena TW Telecom Varian Semi Polaris LSB Inds	CP Industries* Terra Inds Tupperware Thoratec Corp tw1 Inc SurModics Landec Amylin Pharmaceuticals
Sector Distribution	9%			57%		34%		

Targeted weightings as of 6/30/09
* - means name is not currently owned

SMALL CAP GROWTH INVESTMENT UNIVERSE
JUNE 30, 2009

SCREEN #1 Market Cap $500M - $2.5B			SCREEN #2 IBES Long Term EPS Growth > 15% or '08-'09 and '09-'10 EPS Growth > 15%					
	# OF COMPANIES	SECTOR WEIGHT		# OF COMPANIES	SECTOR WEIGHT	Russell 2000 Growth WEIGHT	Russell 2000 WEIGHT	Sit Small Cap Growth Rep. Acct. WEIGHT
Non-Energy Minerals	23	2.2	Non-Energy Minerals	4	1.2	0.7	1.8	0.8
Producer Manufacturing	78	7.6	Producer Manufacturing	28	8.2	7.2	8.0	7.5
Electronic Technology	**95**	**9.2**	**Electronic Technology**	**54**	**15.9**	**13.1**	**10.0**	**14.0**
Consumer Durables	32	3.1	Consumer Durables	5	1.5	2.5	2.7	2.8
Energy Minerals	34	3.3	Energy Minerals	14	4.1	1.7	2.1	5.7
Process Industries	40	3.9	Process Industries	8	2.4	2.6	3.2	3.5
Health Technology	**71**	**6.9**	**Health Technology**	**33**	**9.7**	**18.1**	**10.4**	**20.3**
Consumer Non-Durables	41	4.0	Consumer Non-Durables	14	4.1	4.7	4.1	2.8
Industrial Services	40	3.9	Industrial Services	9	2.6	2.8	3.1	6.1
Commercial Services	51	5.0	Commercial Services	22	6.5	5.9	5.0	1.1
Technology Services	**72**	**7.0**	**Technology Services**	**42**	**12.4**	**12.4**	**8.1**	**13.3**
Health Services	39	3.8	Health Services	18	5.3	6.3	4.6	4.6
Consumer Services	66	6.4	Consumer Services	31	9.1	7.1	5.2	2.1
Retail Trade	53	5.2	Retail Trade	17	5.0	5.1	4.9	2.5
Transportation	33	3.2	Transportation	7	2.1	1.7	2.4	1.6
Utilities	48	4.7	Utilities	7	2.1	0.3	3.8	1.8
Finance	199	19.3	Finance	22	6.5	5.1	18.9	7.3
Communications	14	1.4	Communications	5	1.5	2.5	1.6	2.4
TOTAL	**1029**	**100.0**	**TOTAL**	**340**	**100.0**	**100.0**	**100.0**	**100.0**

Please see General Disclosure on Disclosure Page (page 1) for more information.

Please see Small Cap Stock Risks on Disclosure Page (page 1).

Rotation of Major Industry Weights Over Time
Sit Small Cap Growth

PORTFOLIO WEIGHTINGS	12/03	12/04	12/05	12/06	12/07	03/08	06/08	09/08	12/08	03/09	06/09
NON-ENERGY MINERALS	0.0%	0.0%	0.8%	1.8%	2.0%	1.9%	1.5%	1.2%	1.1%	1.0%	0.8%
PRODUCER MANUFACTURING	5.0	6.4	6.9	7.9	9.1	10.3	10.3	9.7	8.7	7.7	7.5
ELECTRONIC TECHNOLOGY	25.2	16.1	11.1	14.2	12.5	11.7	11.8	11.4	10.5	12.0	14.0
CONSUMER DURABLES	1.8	2.5	1.1	1.3	1.0	0.0	0.0	1.2	2.0	2.0	2.8
ENERGY MINERALS	2.1	9.6	11.6	7.2	8.8	8.6	8.9	7.2	6.1	5.2	5.7
PROCESS INDUSTRIES	3.6	3.5	0.0	0.2	1.0	2.0	1.8	1.7	2.9	3.6	3.5
HEALTH TECHNOLOGY	12.8	14.5	14.9	19.2	16.6	18.6	17.7	20.3	21.3	20.7	20.3
CONSUMER NON-DURABLES	2.5	2.0	2.6	3.7	2.3	1.5	2.2	2.5	2.7	2.5	2.8
INDUSTRIAL SERVICES	3.0	3.8	7.2	9.8	9.8	8.8	9.9	7.6	5.0	6.0	6.1
COMMERCIAL SERVICES	2.2	3.4	1.4	1.1	1.3	1.6	1.5	1.1	1.2	1.3	1.1
TECHNOLOGY SERVICES	9.2	11.4	8.0	9.6	9.3	9.7	9.9	9.6	11.0	11.2	13.3
HEALTH SERVICES	4.7	2.0	4.9	7.0	7.1	5.6	5.4	6.7	5.9	5.7	4.6
CONSUMER SERVICES	2.7	1.5	2.4	1.6	2.3	2.3	2.8	2.8	3.6	3.0	2.1
RETAIL TRADE	5.8	6.3	6.8	2.2	3.1	2.3	2.0	2.1	1.9	2.7	2.5
TRANSPORTATION	2.1	4.6	4.0	1.9	0.7	0.9	0.8	0.8	1.4	1.5	1.6
UTILITIES	5.1	2.0	2.0	2.3	1.2	1.6	1.8	1.2	2.0	2.0	1.8
FINANCE	12.2	7.4	9.5	6.1	7.2	8.2	7.1	9.6	9.8	8.8	7.3
COMMUNICATIONS	0.0	3.0	4.8	3.1	4.8	4.5	4.7	3.4	2.9	3.1	2.4
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

RUSSELL 2000 GROWTH WEIGHTING	12/03	12/04	12/05	12/06	12/07	03/08	06/08	09/08	12/08	03/09	06/09
NON-ENERGY MINERALS	0.8%	1.8%	2.3%	2.1%	1.8%	1.8%	1.4%	1.2%	1.1%	1.0%	0.7%
PRODUCER MANUFACTURING	5.0	6.1	6.9	8.5	10.4	10.2	10.0	9.6	9.7	8.4	7.2
ELECTRONIC TECHNOLOGY	17.4	14.3	13.5	12.8	11.3	10.5	10.8	10.3	9.5	10.6	13.1
CONSUMER DURABLES	3.1	4.6	3.5	2.9	3.1	2.9	3.3	3.2	3.1	2.8	2.5
ENERGY MINERALS	1.8	2.3	3.2	3.0	3.5	4.9	7.8	5.3	4.2	3.7	1.7
PROCESS INDUSTRIES	2.5	2.9	2.0	2.7	2.9	3.1	3.2	3.3	2.9	2.7	2.6
HEALTH TECHNOLOGY	16.7	15.2	14.9	15.1	17.3	15.7	17.0	19.7	20.8	21.1	18.1
CONSUMER NON-DURABLES	2.1	2.0	2.4	3.3	2.9	3.1	3.3	3.5	3.7	3.8	4.7
INDUSTRIAL SERVICES	2.6	3.7	5.1	3.7	4.3	4.8	5.7	4.4	3.8	3.6	2.8
COMMERCIAL SERVICES	4.7	6.0	5.9	7.0	5.7	5.8	4.5	4.8	4.7	4.8	5.9
TECHNOLOGY SERVICES	11.8	11.1	9.5	9.4	10.0	9.5	9.9	10.3	10.7	11.6	12.4
HEALTH SERVICES	5.3	5.6	5.0	4.2	4.2	4.0	4.5	4.8	5.4	4.9	6.3
CONSUMER SERVICES	5.7	6.2	6.2	6.6	6.9	6.6	5.0	5.6	6.0	6.8	7.1
RETAIL TRADE	5.4	4.6	5.6	5.1	3.8	4.0	3.4	4.0	3.7	4.4	5.1
TRANSPORTATION	1.9	2.3	2.8	2.6	1.5	1.8	2.7	2.4	2.6	2.2	1.7
UTILITIES	0.3	0.1	0.1	0.2	0.8	1.1	1.5	1.4	1.2	1.1	0.3
FINANCE	11.4	10.1	10.2	9.4	8.0	8.8	4.3	4.8	5.1	4.7	5.1
COMMUNICATIONS	1.5	1.0	1.0	1.4	1.5	1.2	1.7	1.6	1.8	1.9	2.5
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Industry Sector Portfolio Evaluation
Sit Small Cap Growth
June 30, 2009

NON-ENERGY MINERALS	$000	% EQUITY
ALLEGHENY TECHNOLOGIES INC	178	0.5
HAYNES INTERNATIONAL INC	101	0.1
		0.8

PRODUCER MANUFACTURING	$000	% EQUITY
TELEFLEX INC	611	1.1
AMETEK INC	575	1.0
ROFIN SINAR TECHNOLOGIES	518	0.9
ROPER INDS INC	516	0.9
ANIXTER INTL INC	489	0.8
IDEX CORP	447	0.8
KAYDON CORP	478	0.8
WABTEC CORP	111	0.5
TELEDYNE TECHNOLOGIES INC	119	0.4
LSB INDS INC	184	0.1
		7.5

ELECTRONIC TECHNOLOGY	$000	% EQUITY
SYNAPTICS INC	1,090	1.9
CIENA CORP	889	1.5
MICROS SYSTEMS INC	846	1.5
MICROSEMI CORP	747	1.1
SILICON LABORATORIES INC	741	1.1
ARRIS GROUP INC	607	1.0
TRIMBLE NAVIGATION LTD	595	1.0
F5 NETWORKS INC	554	1.0
VARIAN SEMICONDUCTOR EQUIPMT	511	0.9
ITRON INC	468	0.8
COMMSCOPE INC	461	0.8
INTERSIL CORP	441	0.8
SKYWORKS SOLUTIONS INC	158	0.1
		14.0

CONSUMER DURABLES	$000	% EQUITY
TUPPERWARE BRANDS CORP	958	1.7
SNAP-ON INC	115	0.6
POLARIS INDS INC	111	0.5
		1.8

ENERGY MINERALS	$000	% EQUITY
SOUTHWESTERN ENERGY CO	1,449	1.5
ARENA RESOURCES INC	1,111	1.1
FRONTIER OIL CORP	411	0.7
ATLAS AMER INC	111	0.4
		5.7

PROCESS INDUSTRIES	$000	% EQUITY
CF INDS HLDGS INC	611	1.1
LANDEC CORP	400	0.7
SCOTTS MIRACLE GRO CO	158	0.6
TERRA INDS INC	156	0.6
DIONEX CORP	191	0.5
		15

HEALTH TECHNOLOGY	$000	% EQUITY
NUVASIVE INC	1,869	1.1
TECHNE CORP	919	1.6
ALEXION PHARMACEUTICALS INC	909	1.6
THORATEC CORP	886	1.5
CELGENE CORP	871	1.5
IDEXX LABS INC	758	1.1
UNITED THERAPEUTICS CORP	681	1.1
GEN-PROBE INC	664	1.1
HAEMONETICS CORP	587	1.0
MYRIAD GENETICS INC	549	0.9
SURMODICS INC	514	0.9
ICON PUB LTD CO ADR	511	0.9
BVT INC	450	0.8
INTUITIVE SURGICAL INC	441	0.8
AMYLIN PHARMACEUTICALS INC	179	0.7
PERKINELMER INC	174	0.6
BIOMARIN PHARMACEUTICAL INC	114	0.4
HANSEN MEDICAL INC	111	0.1
MYRIAD PHARMACEUTICALS INC	18	0.0
		10.7

CONSUMER NON-DURABLES	$000	% EQUITY
HANSEN NATURAL CORP	841	1.5
CENTRAL EUROPEAN DIST CORP	501	0.9
FGX INTERNATIONAL HLDGS	174	0.5
		1.8

INDUSTRIAL SERVICES	$000	% EQUITY
URS CORP	1,089	1.9
CORE LABORATORIES N V	1,071	1.8
LUFKIN INDUSTRIES INC	744	1.1
ATWOOD OCEANICS INC	448	0.8
CARBO CERAMICS INC	178	0.1
		6.1

COMMERCIAL SERVICES	$000	% EQUITY
FACTSET RESEARCH SYSTEMS INC	618	1.1
		1.1

TECHNOLOGY SERVICES	$000	% EQUITY
ANSYS INC	1,561	1.7
INFORMATICA CORP	1,519	1.6
CONCUR TECHNOLOGIES INC	919	1.6
CITRIX SYSTEMS INC	918	1.6
ULTIMATE SOFTWARE GROUP INC	711	1.1
SYBASE INC	564	1.0
QUEST SOFTWARE INC	541	0.9
SYNTEL INC	490	0.8
SOLERA HOLDINGS INC	419	0.7
		11.7

HEALTH SERVICES	$000	% EQUITY
STERICYCLE INC	1,111	1.9
COVANCE INC	511	0.9
ALLSCRIPTS HEALTHCARE SOLTNS	447	0.8
AMEDISYS INC	416	0.7
PHARMACEUTICAL PROD DEV INC	165	0.1
		4.6

CONSUMER SERVICES	$000	% EQUITY
DEVRY INC DEL	696	1.1
CAPELLA EDUCATION COMPANY	496	0.9
		1.1

RETAIL TRADE	$000	% EQUITY
GAMESTOP CORP	810	1.4
DICKS SPORTING GOODS INC	111	0.5
ULTA SALON COSMETCS & FRAGRANCES	161	0.1
CATO CORP	151	0.1
		1.5

TRANSPORTATION	$000	% EQUITY
UTI WORLDWIDE INC	518	0.9
HUB GROUP INC	171	0.6
		1.6

UTILITIES	$000	% EQUITY
EQT CORPORATION	711	1.1
ITC HLDGS CORP	111	0.6
		1.8

FINANCE	$000	% EQUITY
TCF FINANCIAL CORP	1,149	1.1
HANOVER INS GROUP INC	971	1.7
AFFILIATED MANAGERS GRP INC	947	1.6
ASPEN INSURANCE HOLDINGS LTD	610	1.1
VALIDUS HOLDINGS LTD	119	0.5
		7.1

COMMUNICATIONS	$000	% EQUITY
SBA COMMUNICATIONS CORP	818	1.4
TW TELECOM INC	575	1.0
		1.4

Portfolio Market Capitalization Summary

Sit Small Cap Growth

June 30, 2009

ISSUE DESCRIPTION	SHARES	COST	LAST	%EQ	MKT CAP
CELGENE CORP	18,100	10.018	47.840	1.5	11,010
SOUTHWESTERN ENERGY CO	17,100	17.717	18.850	1.5	11,150
INTUITIVE SURGICAL INC	1,700	111.767	161.660	0.8	6,196
CITRIX SYSTEMS INC	18,800	18.616	11.890	1.6	5,771
EQT CORPORATION	10,700	11.810	14.910	1.1	4,570
STERICYCLE INC	11,800	17.466	51.510	1.9	4,174
URS CORP	11,000	44.616	49.510	1.9	4,119
ROPER INDS INC	11,600	14.000	45.110	0.9	4,101
AMETEK INC	16,615	17.714	14.580	1.0	1,715
GAMESTOP CORP	16,800	11.915	11.010	1.4	1,611
CF INDS HLDGS INC	8,400	59.990	74.140	1.1	1,589
DEVRY INC	11,900	41.888	50.040	1.1	1,575
ALLEGHENY TECHNOLOGIES INC	7,950	14.566	14.910	0.5	1,414
MYRIAD GENETICS INC	15,400	15.684	15.650	0.9	1,416
ALEXION PHARMACEUTICALS INC	11,100	11.111	41.110	1.6	1,174
COVANCE INC	10,400	48.140	49.100	0.9	1,145
SBA COMMUNICATIONS CORP	11,150	11.451	14.540	1.4	1,857
HANSEN NATURAL CORP	17,100	18.681	10.860	1.5	1,796
PHARMACEUTICAL PROD DEV INC	7,100	40.641	11.110	0.1	1,718
ANSYS INC	50,100	15.147	11.160	1.7	1,711
IDEXX LABS INC	16,400	11.601	46.100	1.1	1,716
F5 NETWORKS INC	16,000	10.545	14.610	1.0	1,719
SYBASE INC	18,000	11.811	11.140	1.0	1,606
TERRA INDS INC	14,700	41.788	14.110	0.6	1,415
AFFILIATED MANAGERS GRP INC	16,175	81.614	58.190	1.6	1,401
TECHNE CORP	14,400	67.111	61.810	1.6	1,176
FACTSET RESEARCH SYSTEMS INC	11,600	61.718	49.870	1.1	1,149
TRIMBLE NAVIGATION LTD	10,100	16.116	19.610	1.0	1,146
SCOTTS MIRACLE GRO CO	10,100	11.910	15.050	0.6	1,101
ALLSCRIPTS HEALTHCARE SOLTNS	18,100	11.501	15.860	0.8	1,161
ITC HLDGS CORP	7,100	40.567	45.160	0.6	1,157
GEN-PROBE INC	15,100	61.151	41.010	1.1	1,140
UNITED THERAPEUTICS CORP	8,100	94.785	81.110	1.1	1,104
ITRON INC	8,500	60.161	55.070	0.8	1,177
COMMSCOPE INC	17,600	19.089	16.160	0.8	1,146
MICROS SYSTEMS INC	11,400	15.187	15.110	1.5	1,016
PERKINELMER INC	11,500	17.060	17.400	0.6	1,018
CORE LABORATORIES N V	11,100	14.111	87.150	1.8	1,000
IDEX CORP	18,100	19.661	14.570	0.8	1,981
HANOVER INS GROUP INC	15,500	41.174	18.110	1.7	1,949
AMYLIN PHARMACEUTICALS INC	18,100	44.116	11.500	0.7	1,901
ASPEN INSURANCE HOLDINGS LTD	18,100	16.189	11.140	1.1	1,851
TELEFLEX INC	14,100	55.547	44.810	1.1	1,781
SOLERA HOLDINGS INC	16,500	11.417	15.400	0.7	1,766
VARIAN SEMICONDUCTOR EQUIPMT	11,100	11.807	11.990	0.9	1,756
TCF FINANCIAL CORP	100,900	18.471	11.170	1.1	1,711
SILICON LABORATORIES INC	19,500	19.916	17.980	1.1	1,697
VALIDUS HOLDINGS LTD	14,500	18.040	11.980	0.5	1,674
SNAP ON INC	11,100	17.840	18.740	0.6	1,666
SKYWORKS SOLUTIONS INC	16,100	8.751	9.790	0.1	1,619
TUPPERWARE BRANDS CORP	16,800	11.117	16.010	1.7	1,619
NUVASIVE INC	41,900	17.071	44.600	1.1	1,616
ATWOOD OCEANICS INC	18,000	40.794	14.910	0.8	1,599
BIOMARIN PHARMACEUTICAL INC	11,700	16.088	15.610	0.4	1,561
WABTEC CORP	9,700	16.691	11.170	0.5	1,517
INTERSIL CORP	15,100	15.111	11.570	0.8	1,516
TW TELECOM INC	55,900	11.166	10.180	1.0	1,511
THORATEC CORP	11,100	18.411	16.780	1.5	1,511
ARRIS GROUP INC	49,900	11.579	11.170	1.0	1,508
CONCUR TECHNOLOGIES INC	19,900	11.147	11.080	1.6	1,508
DICKS SPORTING GOODS INC	18,100	15.810	17.100	0.5	1,499
INFORMATICA CORP	88,950	10.640	17.190	1.6	1,498
HAEMONETICS CORP	10,100	51.999	57.000	1.0	1,461
FRONTIER OIL CORP	11,100	4.511	11.110	0.7	1,174
ANIXTER INTL INC	11,000	41.760	17.590	0.8	1,116
SYNAPTICS INC	18,100	18.989	18.650	1.9	1,116
QUEST SOFTWARE INC	18,800	14.561	11.940	0.9	1,119
CENTRAL EUROPEAN DIST COR	18,900	60.154	16.570	0.9	1,114
SYNTEL INC	15,600	19.018	11.440	0.8	1,105
ICON PUB LTD CO ADR	14,100	11.106	11.580	0.9	1,164
ARENA RESOURCES INC	18,400	11.186	11.850	1.1	1,117
TELEDYNE TECHNOLOGIES INC	7,000	46.100	11.750	0.4	1,180
EVI INC	41,900	16.171	10.750	0.8	1,148
UTI WORLDWIDE INC	46,100	11.161	11.400	0.9	1,141
MICROSEMI CORP	54,100	15.480	11.800	1.1	1,110
KAYDON CORP	11,450	40.471	11.560	0.8	1,081
DIONEX CORP	4,800	45.071	61.010	0.5	1,079
POLARIS INDS INC	9,700	17.591	11.110	0.5	1,047
CAPELLA EDUCATION COMPANY	8,175	59.907	59.960	0.9	1,001
CIENA CORP	85,900	11.181	10.150	1.5	941
AMEDISYS INC	11,900	41.415	11.010	0.7	901
CARBO CERAMICS INC	5,100	11.100	14.100	0.1	796
HUB GROUP INC	18,000	11.548	10.640	0.6	767
ATLAS AMER INC	11,000	11.966	17.870	0.4	704
ULTA SALON COSMETICS & FRAGRANCES	14,500	10.547	11.110	0.1	641
LUFKIN INDUSTRIES INC	17,700	60.966	41.050	1.1	615
ULTIMATE SOFTWARE GROUP INC	10,100	11.015	14.140	1.1	590
ROFIN SINAR TECHNOLOGIES	16,186	16.101	10.010	0.9	579
CATO CORP	8,700	16.147	17.440	0.1	485
SURMODICS INC	11,596	18.094	11.610	0.9	196
LSB INDS INC	11,400	10.119	16.170	0.1	141
HAYNES INTERNATIONAL INC	8,500	61.987	11.700	0.1	185
FGX INTERNATIONAL HLDGS	14,100	11.591	11.180	0.5	151
HANSEN MEDICAL INC	16,700	11.017	4.940	0.1	184
LANDEC CORP	58,900	11.511	6.790	0.7	178
MYRIAD PHARMACEUTICALS INC	1850	6.917	4.650	0.01087	0

WEIGHTED AVERAGE:	1,677
UNWEIGHTED AVERAGE:	1,111
MEDIAN:	1,666

Sit Small Cap Growth
June 30, 2009
(Medians)

	Valuation			Dividends		
	NTM P/E	FCF Yield[1]	Dividend Yield	1 Year Growth	5 Year Growth	Payout Ratio
Sit Small Cap Growth Rep. Account	18.0x	5.1%	0.0%	6.1%	13.2%	0%
Russell 2000 Growth Index	17.4x	4.6%	0.0%	0.0%	8.2%	0%
Russell 2000 Value Index	15.0x	4.9%	0.0%	0.8%	6.0%	13%

	Earnings			Balance Sheet / Profitability[1]		
	Earnings Stability[2]	'09 - '10 EPS Growth	Long Term Growth	ROIC	FCF Margin	Net Debt/ Capital
Sit Small Cap Growth Rep. Account	24.0	15%	15%	11.1%	8.6%	-8.4%
Russell 2000 Growth Index	32.0	17%	16%	8.1%	4.7%	-11.4%
Russell 2000 Value Index	35.2	14%	12%	6.8%	3.1%	14.3%

[1] Excludes financials and Limited Partnerships

[2] Consistency of earnings per share growth over the past five years. The lower the number, the more uniform growth has been.

Top 25 Holdings

Sit Small Cap Growth

June 30, 2009

Security	Sector	Market Value (000)	% of Equity	LT Growth	C2009 P/E Ratio
NUVASIVE INC	HEALTH TECHNOLOGY	$1,869	3.2%	35.0%	43x
ANSYS INC	TECHNOLOGY SERVICES	1,561	2.7%	N/A	16x
INFORMATICA CORP	TECHNOLOGY SERVICES	1,529	2.6%	17.1%	17x
SOUTHWESTERN ENERGY CO	ENERGY MINERALS	1,449	2.5%	41.5%	21x
TCF FINANCIAL CORP	FINANCE	1,349	2.3%	6.5%	14x
ARENA RESOURCES INC	ENERGY MINERALS	1,223	2.1%	28.5%	33x
STERICYCLE INC	HEALTH SERVICES	1,123	1.9%	17.5%	21x
SYNAPTICS INC	ELECTRONIC TECHNOLOGY	1,090	1.9%	21.0%	N/A
URS CORP	INDUSTRIAL SERVICES	1,089	1.9%	15.5%	14x
CORE LABORATORIES N V	INDUSTRIAL SERVICES	1,072	1.8%	8.0%	18x
HANOVER INS GROUP INC	FINANCE	972	1.7%	15.0%	8x
TUPPERWARE BRANDS CORP	CONSUMER DURABLES	958	1.7%	12.0%	10x
AFFILIATED MANAGERS GRP INC	FINANCE	947	1.6%	13.7%	12x
CONCUR TECHNOLOGIES INC	TECHNOLOGY SERVICES	929	1.6%	26.0%	N/A
TECHNE CORP	HEALTH TECHNOLOGY	919	1.6%	11.7%	19x
CITRIX SYSTEMS INC	TECHNOLOGY SERVICES	918	1.6%	11.1%	17x
ALEXION PHARMACEUTICALS INC	HEALTH TECHNOLOGY	909	1.6%	44.0%	29x
CIENA CORP	ELECTRONIC TECHNOLOGY	889	1.5%	12.8%	N/A
THORATEC CORP	HEALTH TECHNOLOGY	886	1.5%	22.3%	28x
CELGENE CORP	HEALTH TECHNOLOGY	871	1.5%	28.3%	16x
MICROS SYSTEMS INC	ELECTRONIC TECHNOLOGY	846	1.5%	20.3%	17x
HANSEN NATURAL CORP	CONSUMER NON - DURABLES	842	1.5%	12.1%	14x
SBA COMMUNICATIONS CORP	COMMUNICATIONS	818	1.4%	15.0%	N/A
GAMESTOP CORP	RETAIL TRADE	810	1.4%	17.5%	8x
IDEXX LABS INC	HEALTH TECHNOLOGY	758	1.3%	18.3%	20x
	TOTAL		45.9		

Number of Equity Holdings = 96

NM=non-meaningful, N/A=not applicable

Please see General Disclosure on Disclosure Page (page 1) for more information.

Sit Investment Associates

Please see Small Cap Stock Risks on Disclosure Page (page 1).

Equity Characteristics
Sit Small Cap Growth
June 30, 2009

	Sit Small Cap Growth Fund	Russell 2000 Growth	Russell 2000
Earning Outlook - Strong Growth [1]			
2008 Projected Gain	-2.0%	+6.2%	-1.5%
2009 Projected Gain	+24.1%	+25.5%	+23.2%
5-Year Projected Growth	+18.9%	+16.9%	+14.8%
Dividend Yield			
Equities Only	+0.5%	+0.9%	+1.5%
Total Fund	+0.5%	+0.9%	+1.5%
Implied Return			
5-Year Growth & Yield - Equity Only (Assumes no Change in P/E Ratio)	+19.4%	+17.8%	+16.3%
Weighted Average Price/Earning Ratio [2]			
2009 Calendar P/E	24.2x	25.0x	24.0x
2010 Calendar P/E	18.0x	19.0x	18.5x
Median Price/Earning Ratio [2]			
2009 Calendar P/E	19.2x	18.9x	18.3x
2010 Calendar P/E	16.4x	16.5x	15.7x
Average P/E-to-5-Year Earnings Growth Ratio			
2009 Calendar PEG	1.3x	1.5x	1.6x
2010 Calendar PEG	1.0x	1.1x	1.3x
Weighted Average Market Capitalization ($MIL)	2,677	823	755

(1) Excludes stocks with P/E ratios over 200x and earnings growth rates greater than 300%
(2) Excludes stocks with P/E ratios over 200x
(3) Based on S&P 500 reported earnings - top down basis
(4) Based on S&P 500 earnings prior to write-offs - top down basis;
Median P/E is calculated using bottom up earnings estimates from FactSet

Sit Small Cap Growth Fund

Portfolio Free Cash Flow Yield Summary*

June 30, 2009

ISSUE DESCRIPTION	%EQ	$FCF	Ent Value	FCF Yield	DVD Yield
Frontier Oil Corp.	0.7	319	1,241	25.9	1.4
Haynes International Inc.	0.3	57	256	22.2	0.0
Terra Industries Inc.	0.6	352	1,828	19.2	1.4
Cato Corp. (Cl A)	0.3	61	348	17.5	3.4
CF Industries Holdings Inc.	1.1	454	2,785	16.3	0.5
Arris Group Inc.	1.0	152	1,117	13.6	0.0
Quest Software Inc.	0.9	133	1,050	12.7	0.0
Amedisys Inc.	0.7	149	1,187	12.5	0.0
Pharmaceutical Product Development Inc.	0.3	267	2,180	12.2	2.5
UTi Worldwide Inc.	0.9	145	1,192	12.2	0.5
Sybase Inc.	1.0	268	2,264	11.8	0.0
Intersil Corp. (Cl A)	0.8	138	1,228	11.3	3.9
Hub Group Inc. (Cl A)	0.6	74	668	11.1	0.0
URS Corp.	1.9	504	4,868	10.3	0.0
Allegheny Technologies Inc.	0.5	345	3,492	9.9	2.0
Wabtec	0.5	168	1,804	9.3	0.1
CommScope Inc.	0.8	307	3,451	8.9	0.0
Varian Semiconductor Equipment Associates Inc.	0.9	132	1,496	8.9	0.0
Skyworks Solutions Inc.	0.3	128	1,513	8.5	0.0
Micros Systems Inc.	1.5	138	1,662	8.3	0.0
Polaris Industries Inc.	0.5	104	1,279	8.1	4.9
Rofin-Sinar Technologies Inc.	0.9	42	522	8.0	0.0
Trimble Navigation Ltd.	1.0	183	2,354	7.8	0.0
Gen-Probe Inc.	1.1	136	1,757	7.7	0.0
Lufkin Industries Inc.	1.3	41	536	7.7	2.2
F5 Networks Inc.	1.0	188	2,446	7.7	0.0
GameStop Corp. (Cl A)	1.4	298	3,889	7.7	0.0
Synaptics Inc.	1.9	93	1,209	7.6	0.0
IDEX Corp.	0.8	187	2,461	7.6	2.1
Roper Industries Inc.	0.9	385	5,159	7.5	0.8
Microsemi Corp.	1.3	73	981	7.4	0.0
PerkinElmer Inc.	0.6	175	2,408	7.3	1.7
Core Laboratories N.V.	1.8	152	2,125	7.1	0.4
Ansys Inc.	2.7	193	2,769	7.0	0.0
Silicon Laboratories Inc.	1.3	95	1,418	6.7	0.0
Bancan Natural Corp.	1.5	161	2,512	6.4	0.0
FactSet Research Systems Inc.	1.1	138	2,158	6.4	1.5
Syntel Inc.	0.8	74	1,160	6.4	0.8
Informatica Corp.	2.6	79	1,271	6.3	0.0
DeVry Inc.	1.2	205	3,398	6.0	0.4
LSB Industries Inc.	0.3	23	393	5.9	0.0
Anixter International Inc.	0.8	127	2,290	5.6	0.0
Dionex Corp.	0.5	55	1,026	5.3	0.0
Capella Education Co.	0.9	45	857	5.3	0.0
Ametek Inc.	1.0	240	4,668	5.1	0.8

ISSUE DESCRIPTION	%EQ	$FCF	Ent Value	FCF Yield	DVD Yield
Teleflex Inc.	1.1	151	2,949	5.1	3.0
Dick's Sporting Goods Inc.	0.5	106	2,089	5.1	0.0
Citrix Systems Inc.	1.6	264	5,207	5.1	0.0
Myriad Genetics Inc.	0.9	148	3,001	4.9	0.0
Tupperware Brands Corp.	1.7	102	2,118	4.8	3.6
Solera Holdings Inc.	0.7	102	2,166	4.7	0.0
Tekne Corp.	1.6	103	2,211	4.7	1.7
Haemonetics Corp.	1.0	60	1,310	4.6	0.0
Intuitive Surgical Inc.	0.8	246	5,855	4.2	0.0
Concur Technologies Inc.	1.6	52	1,286	4.0	0.0
Itron Inc.	0.8	115	2,881	4.0	0.0
Snap-On Inc.	0.6	83	2,092	4.0	3.9
SurModics Inc.	0.9	15	381	3.8	0.0
Stericycle Inc.	1.9	179	5,124	3.5	0.0
FGX International Holdings Ltd.	0.5	14	391	3.5	0.0
Landec Corp.	0.7	4	116	3.1	0.0
SBA Communications Corp.	1.4	159	5,141	3.0	0.0
Teledyne Technologies Inc.	0.4	44	1,542	2.8	0.0
IDEXX Laboratories Inc.	1.3	77	2,809	2.7	0.0
Scotts Miracle-Gro Co.	0.6	88	3,849	2.3	1.5
Thoratec Corp.	1.5	30	1,391	2.2	0.0
Allscripts-Misys Healthcare Solutions Inc.	0.8	40	2,298	1.7	0.0
Ultimate Software Group Inc.	1.3	9	560	1.6	0.0
ev3 Inc.	0.8	15	1,089	1.4	0.0
Alexion Pharmaceuticals Inc.	1.6	42	3,384	1.2	0.0
Carbo Ceramics Inc.	0.3	8.7	701	1.2	1.8
tw telecom inc. (Cl A)	1.0	29	2,480	1.2	0.0
Celgene Corp.	1.5	165.5	19,815	0.8	0.0
Central European Distribution Corp.	0.9	10	2,117	0.5	0.0
Ciena Corp.	1.5	3	674	0.4	0.0
Ulta Salon Cosmetics & Fragrance Inc.	0.3	2	739	0.3	0.0
Kaydon Corp.	0.8	2	861	0.2	2.0
BioMarin Pharmaceutical Inc.	0.4	-5	1,408	-0.4	0.0
Covance Inc.	0.9	-37	3,081	-1.2	0.0
NuVasive Inc.	3.2	-30	1,689	-1.8	–
Arena Resources Inc.	2.1	-34	1,165	-2.9	0.0
Southwestern Energy Co.	2.5	-574	14,005	-4.1	0.0
ITC Holdings Corp.	0.6	-226	4,521	-5.0	2.8
Atwood Oceanics Inc.	0.8	-136.1	1,685	-8.1	0.0
United Therapeutics Corp.	1.2	-215.4	2,268	-9.5	0.0
EQT Corp.	1.2	-735.9	6,168	-11.9	2.4
Atlas America Inc.	0.4	-653.8	4,229	-15.5	1.1
Amylin Pharmaceuticals Inc.	0.7	-316.8	1,934	-16.4	0.0
Bovie Medical Inc.	0.227	-53.66	109.3	-49.1	0
Myriad Pharmaceuticals Inc.	0.031	–	102.74	–	–
Sit Small Cap Growth Fund Average		81	2,419	4.5	0.6
Russell 2000 Growth Average		17	559	2.0	0.8

SMALL CAP COMPOSITE
SMALL CAP GROWTH EQUITY ACCOUNTS
ENDING JUNE 30, 2009
QUARTILE



20.00
10.00
0.00
-10.00
-20.00
-30.00
-40.00
-50.00
Return (%)
5-95
1 Year
2 Years
3 Years
5 Years
10 Years
12 Years
Period

	Return	Return	Return	Return	Return	Return
5th Percentile	-13.12	-11.21	-2.03	4.10	10.46	10.00
25th Percentile	-23.47	-16.93	-5.50	1.75	5.53	7.14
Median	-28.77	-19.45	-8.17	-0.06	3.22	4.63
75th Percentile	-34.68	-22.96	-10.81	-2.25	1.46	2.81
95th Percentile	-42.72	-27.75	-15.57	-6.03	-0.01	0.16
# of Portfolios	143	138	129	98	51	38
● SIA Small Cap Composite	-29.44	-18.70	-7.36	1.62	4.89	6.04
■ Russell 2000 Growth	-24.85	-18.14	-7.83	-1.32	-0.89	0.96
▲ Russell 2000	-25.01	-20.73	-9.89	-1.71	2.38	3.41

Universe Source: (c) Russell Investment Group

Please see General Disclosure on Disclosure Page (page 1) for more information.

Please see Performance Disclosure and Small Cap Stock Risks on Disclosure Page (page 1).

SMALL CAP COMPOSITE

SMALL CAP GROWTH EQUITY ACCOUNTS

FIVE YEARS ENDING JUNE 30, 2009



Risk-Free Proxy: ML TRBAS9 ID A

Universe Source: (c) Russell Investment Group

Performance Attribution Analysis By Economic Sector
June 30, 2008 – June 30, 2009

Sector	Sit Small Cap Growth Fund Average Weight	Sit Small Cap Growth Fund Total Return	Russell 2000 Growth Average Weight	Russell 2000 Growth Total Return	Attribution Analysis Selection & Interaction	Attribution Analysis Allocation Effect	Attribution Analysis Total Effect
Energy Minerals	6.30	-48.85	4.78	-69.91	3.43	-0.86	2.57
[Cash]	2.65	0.56	0.00	0.00	0.00	1.01	1.01
Technology Services	10.72	-15.08	10.81	-14.76	0.57	-0.08	0.49
Finance	8.54	-16.02	4.64	-21.68	0.30	0.15	0.45
Producer Manufacturing	8.68	-34.01	9.43	-36.33	0.30	0.09	0.39
Consumer Durables	1.58	-33.54	3.09	-28.79	0.08	0.15	0.23
Non-Energy Minerals	1.05	-45.80	1.15	-48.56	0.14	0.06	0.20
Transportation	1.18	-50.56	2.47	-39.33	-0.28	0.26	-0.02
Utilities	1.64	-47.87	1.06	-34.76	-0.07	0.01	-0.06
Commercial Services	1.10	-9.91	4.71	-17.14	0.17	-0.24	-0.07
Process Industries	2.76	-44.72	3.03	-28.76	-0.29	0.15	-0.14
Communications	3.14	-33.64	1.76	-17.19	-0.38	0.18	-0.20
Consumer Services	2.86	3.72	5.93	-12.35	-0.18	-0.30	-0.48
Consumer Non-Durables	2.49	-29.66	3.67	-10.59	-0.40	-0.11	-0.51
Industrial Services	6.34	-52.16	4.02	-47.26	-0.34	-0.80	-1.14
Electronic Technology	11.30	-32.40	10.49	-19.47	-1.39	0.20	-1.19
Health Services	5.65	-31.78	4.97	-14.20	-1.51	-0.03	-1.54
Retail Trade	2.18	-37.07	3.91	-0.11	-1.10	-0.51	-1.62
Health Technology	19.84	-25.63	20.05	-9.58	-3.95	0.37	-3.58
Total	**100.00**	**-30.03**	**100.00**	**-24.85**	**-4.90**	**-0.29**	**-5.18**

Performance Attribution Analysis By Economic Sector
June 30, 2006 – June 30, 2009

Sector	Sit Small Cap Growth Fund Average Weight	Sit Small Cap Growth Fund Total Return	Russell 2000 Growth Average Weight	Russell 2000 Growth Total Return	Attribution Analysis Selection & Interaction	Attribution Analysis Allocation Effect	Attribution Analysis Total Effect
Energy Minerals	7.31	-12.10	4.07	-42.08	2.29	-0.26	2.03
[Cash]	3.04	8.68	0.00	0.00	0.00	1.56	1.56
Producer Manufacturing	8.89	-14.07	9.26	-24.57	0.89	0.12	1.01
Technology Services	9.70	2.79	9.95	-4.93	1.02	-0.08	0.95
Utilities	1.54	11.38	0.72	-16.11	0.59	0.07	0.66
Industrial Services	8.17	-21.68	4.02	-22.25	0.38	0.05	0.44
Consumer Services	2.10	2.39	6.40	-28.45	0.00	0.42	0.42
Electronic Technology	12.12	-27.70	11.67	-27.13	0.14	0.24	0.38
Transportation	1.25	-64.83	2.32	-54.23	-0.23	0.48	0.25
Communications	3.64	-28.60	1.51	-30.56	0.42	-0.22	0.20
Commercial Services	1.31	-25.66	5.83	-21.55	0.18	0.01	0.19
Consumer Durables	1.20	-68.09	2.87	-37.54	-0.45	0.48	0.03
Finance	7.41	-37.31	7.31	-32.03	-0.70	0.35	-0.35
Non-Energy Minerals	1.56	-65.20	1.74	-45.26	-0.50	0.02	-0.49
Process Industries	1.48	-79.40	2.74	-8.78	-0.83	-0.06	-0.89
Health Services	5.95	-21.28	4.40	-21.17	-0.71	-0.23	-0.93
Consumer Non-Durables	2.71	-48.47	3.34	2.02	-0.96	-0.05	-1.00
Retail Trade	2.67	-55.33	4.58	-25.60	-0.85	-0.19	-1.04
Health Technology	17.64	-9.49	17.08	-5.03	-2.08	0.25	-1.82
Total	**100.00**	**-19.76**	**100.00**	**-21.75**	**-1.30**	**3.29**	**1.99**

Performance Attribution Analysis By Economic Sector
June 30, 2004 – June 30, 2009

	Sit Small Cap Growth Fund		Russell 2000 Growth		Attribution Analysis		
Sector	Average Weight	Total Return	Average Weight	Total Return	Selection & Interaction	Allocation Effect	Total Effect
Energy Minerals	8.64	174.87	3.73	28.69	6.78	4.07	10.85
Producer Manufacturing	8.63	71.15	7.99	-1.23	4.24	0.30	4.54
Communications	3.50	118.53	1.30	1.15	2.61	0.13	2.74
[Cash]	2.24	15.73	0.00	0.00	0.00	2.43	2.43
Technology Services	9.86	21.41	10.02	4.04	1.75	0.05	1.80
Transportation	2.43	-42.89	2.38	-34.34	0.85	0.50	1.36
Industrial Services	7.20	45.34	4.04	43.78	0.18	0.60	0.78
Utilities	1.74	51.98	0.65	156.28	-1.10	1.86	0.76
Consumer Services	2.09	32.87	6.32	-14.87	0.14	0.52	0.66
Consumer Durables	1.53	-54.50	3.08	-31.81	-0.21	0.60	0.39
Consumer Non-Durables	2.57	12.61	3.01	27.74	0.37	-0.01	0.36
Commercial Services	1.67	-38.68	5.72	-2.33	-0.27	-0.04	-0.30
Health Technology	16.60	6.10	16.19	-2.80	-0.71	0.17	-0.54
Retail Trade	3.94	-54.86	4.91	-20.00	-0.30	-0.27	-0.57
Non-Energy Minerals	1.05	-37.40	1.95	-5.43	-0.11	-0.67	-0.78
Process Industries	1.07	-90.85	2.47	-0.33	-1.08	0.15	-0.93
Finance	7.63	-32.23	8.28	-14.67	-1.75	0.40	-1.35
Electronic Technology	12.53	-38.17	12.85	-29.31	-1.64	0.13	-1.51
Health Services	4.87	-30.57	4.79	1.96	-2.09	-0.83	-2.92
Total	**100.00**	**11.81**	**100.00**	**-6.47**	**7.78**	**10.50**	**18.28**

VII. Dividend Growth Portfolio Characteristics

Sit Dividend Growth Equities Composite [1]
Total Returns Unless Noted

Year 2004

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year
Sit Dividend Growth	1.75%	0.50%	1.44%	7.85%	11.87%
S&P 500 Index	1.69	1.72	-1.87	9.23	10.88

Year 2005

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year
Sit Dividend Growth	1.72%	1.73%	4.67%	2.18%	10.67%
S&P 500 Index	-2.15	1.37	3.61	2.09	4.91

Year 2006

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year
Sit Dividend Growth	6.38%	0.37%	5.18%	6.20%	19.51%
S&P 500 Index	4.21	-1.44	5.66	6.70	15.79

Year 2007

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year
Sit Dividend Growth	2.98%	6.68%	3.42%	0.70%	14.41%
S&P 500 Index	0.64	6.28	2.03	-3.33	5.50

Year 2008

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year
Sit Dividend Growth	-6.13%	0.09%	-6.75%	-18.77%	-28.83%
S&P 500 Index	-9.44	-2.73	-8.37	-21.94	-37.00

Year 2009

	1st Qtr	2nd Qtr	YTD
Sit Dividend Growth	-9.08%	14.83%	4.40%
S&P 500 Index	-11.01	15.93	3.16

	Annualized Returns			Since Inception (12/31/03 - 06/30/09)	
	1 Year	3 Years	5 Years	Cumulative	Annualized
Sit Dividend Growth	-20.92%	-1.71%	4.23%	25.78%	4.26%
S&P 500 Index	-26.22	-8.22	-2.24	-7.65	-1.44

[1] Results are time-weighted, total rates of return, and gross of fees. Representative accounts and composites are valued monthly and returns are dollar-weighted using beginning of month market values. Past performance is not a guarantee of future results.

SIA DIVIDEND GROWTH
LARGE CAP EQUITY ACCOUNTS
ENDING JUNE 30, 2009
QUARTILE



30.00
20.00
10.00
0.00
-10.00
-20.00
-30.00
-40.00
Return (%)
Current Quarter
1 Year
2 Years
3 Years
4 Years
5 Years
Period

	Return	Return	Return	Return	Return	Return
5th Percentile	22.63	-17.74	-11.68	-2.17	1.05	2.91
25th Percentile	18.16	-23.30	-15.63	-5.16	-1.53	0.48
Median	15.72	-26.46	-18.75	-7.32	-3.22	-0.99
75th Percentile	13.94	-29.55	-21.58	-9.22	-4.71	-2.17
95th Percentile	10.25	-35.31	-25.58	-12.46	-6.89	-4.00
# of Portfolios	510	498	481	451	413	374
● SIA Dividend Growth (Gross)	14.83	-20.92	-12.03	-1.71	2.10	4.23
■ S&P500 INDEX	15.93	-26.21	-19.93	-8.22	-4.27	-2.24
▲ RUSSELL 1000	16.50	-26.69	-19.85	-8.20	-4.15	-1.85
◄ R1000 GROWTH	16.32	-24.50	-15.74	-5.45	-2.68	-1.83

Universe Source: (c) Russell Investment Group

Sit Dividend Growth
Risk/Return Profile

SIA Dividend Growth
Large Cap Equity Accounts
5 Years Ending June 30, 2009




Relative Average Quarterly Returns in Rising and Falling Markets
(January 2004 to June 2009)
5%
5%
4%
4%
3%
3%
2%
2%
1%
1%
0%
0.24%
2.89%
Rising Market
Falling Market

Performance Attribution Analysis By Economic Sector
June 30, 2008 – June 30, 2009

	Sit Dividend Growth Fund		S&P 500		Attribution Analysis		
Sector	Average Weight	Total Return	Average Weight	Total Return	Selection & Interaction	Allocation Effect	Total Effect
Finance	17.81	-17.77	12.82	-38.12	3.40	0.42	3.82
[Cash]	2.76	0.56	0.00	0.00	0.00	0.59	0.59
Industrial Services	2.43	-46.45	2.51	-55.53	0.46	0.09	0.54
Energy Minerals	10.00	-34.58	11.04	-35.60	0.52	-0.04	0.47
Transportation	3.54	-20.97	2.16	-27.57	0.43	-0.02	0.42
Communications	4.31	-13.29	3.56	-19.24	0.20	0.16	0.36
Health Services	2.53	-5.10	2.14	-13.54	0.12	0.11	0.23
Consumer Services	2.32	3.92	4.19	-20.17	0.38	-0.16	0.22
Non-Energy Minerals	1.06	-53.57	1.12	-50.72	-0.03	0.17	0.14
Utilities	4.27	-36.70	4.36	-30.94	0.10	0.02	0.11
Process Industries	0.72	-23.39	2.56	-29.21	0.11	-0.01	0.10
Consumer Durables	0.78	-7.50	0.97	-31.89	0.12	-0.02	0.10
Producer Manufacturing	9.06	-34.72	7.87	-36.72	0.21	-0.14	0.07
Consumer Non-Durables	11.94	-6.67	9.54	-7.79	-0.01	0.06	0.05
Commercial Services	0.00	0.00	1.00	-28.01	0.00	0.01	0.01
Retail Trade	3.03	-11.08	5.98	-13.47	0.26	-0.48	-0.23
Electronic Technology	7.62	-15.06	10.08	-18.15	0.04	-0.28	-0.24
Technology Services	4.14	-13.64	6.03	-14.47	-0.01	-0.35	-0.35
Health Technology	11.68	-16.75	12.06	-11.23	-1.15	0.07	-1.08
Total	**100.00**	**-20.60**	**100.00**	**-25.96**	**5.14**	**0.21**	**5.36**

Performance Attribution Analysis By Economic Sector
June 30, 2006 – June 30, 2009

	Sit Dividend Growth Fund		S&P 500		Attribution Analysis		
Sector	Average Weight	Total Return	Average Weight	Total Return	Selection & Interaction	Allocation Effect	Total Effect
Finance	20.27	-22.54	18.04	-59.37	9.02	-0.11	8.91
Producer Manufacturing	11.77	-25.09	8.50	-34.73	1.36	-0.14	1.22
Process Industries	1.88	141.76	2.37	-9.25	1.20	0.00	1.19
Transportation	3.05	5.40	1.96	-25.95	1.08	0.09	1.16
Health Services	2.07	27.24	2.12	-24.42	0.83	0.17	1.00
Consumer Services	1.25	-8.34	4.34	-25.56	0.61	0.21	0.81
Industrial Services	3.02	-7.04	2.60	-26.87	0.73	-0.03	0.70
Communications	3.03	16.36	3.48	-10.41	0.62	0.04	0.67
Non-Energy Minerals	1.19	-15.00	1.20	-33.09	0.48	0.18	0.66
Consumer Durables	0.26	-7.50	1.25	-51.23	0.18	0.39	0.57
Consumer Non-Durables	10.15	8.90	8.46	8.59	-0.02	0.30	0.28
[Cash]	2.68	8.68	0.00	0.00	0.00	0.26	0.26
Utilities	4.13	-14.48	3.99	-5.54	0.15	0.11	0.26
Technology Services	4.22	16.77	5.64	-0.74	0.64	-0.43	0.22
Commercial Services	1.10	-9.46	1.06	-36.85	0.03	0.03	0.05
Energy Minerals	9.53	-4.37	9.52	3.46	-0.20	0.18	-0.02
Retail Trade	2.82	-20.18	5.47	-17.28	0.21	-0.33	-0.12
Electronic Technology	5.50	12.71	9.48	-2.24	0.59	-0.76	-0.17
Health Technology	11.72	-7.69	10.50	-4.08	-0.92	0.23	-0.70
Total	**100.00**	**-4.92**	**100.00**	**-22.34**	**16.59**	**0.83**	**17.42**

Dividend Growth Investing: Why It's Currently Attractive

The Return Environment

In a modest return environment expected for equities going forward, dividends are likely to become a large component of total returns

Investor Preferences

Investors have become more conservative after "excesses" in recent years and high profile scandals. For individuals, both demographics and reduced tax rates favor income-oriented investing

Higher Corporate Payouts

Corporate balance sheets remain strong and payout ratios remains relatively low, particularly based on normalized earnings. Free cash flow will remain strong due to secular/structural factors


Dividend Yield less Real 10 Yr Treasury Yield
Average = 2%
15%
10%
5%
0%
-5%
-10%
1925
1933
1941
1949
1957
1965
1973
1981
1989
1997
2005

Source: Shiller Series, Morgan Stanley Research

Exhibit 2

Dividend Yield Rising From Depressed Levels


S&P 500 Dividend Yield
16%
14%
12%
10%
8%
6%
4%
2%
0%
1925
1933
1941
1949
1957
1965
1973
1981
1989
1997
2005

Source: Company data, Morgan Stanley Research

Dividend Paying Stocks Outperform Non-Dividend Paying Stocks In A Slower Economy


Dividend-Paying Stocks vs. Non-Dividend-Paying Stocks in S&P 500
Dividend-Paying S&P 500 Stocks
Non-Dividend-Paying S&P 500 Stocks
Standard & Poor's 500 (Equal-Weighted) Total Return
2342
1478
933
589
372
235
148
94
59
37

	12/31/89 - 3/31/09	
	Dividend Paying Stocks *	Non-Dividend Paying Stocks *
Avg. Ann. Return When Real Y/Y GDP is **Greater Than 2.5%**	13.9%	18.3%
Avg. Ann. Return When Real Y/Y GDP is **Less Than 2.5%**	6.4%	-1.2%

*Universe consists of 1000 largest U.S. domiciled companies, rebalanced quarterly and equal-weighted

Chart 1: Debt-to-income ratio rose as much in past 7 years as it did in the previous 39 years
Household debt-to-income ratio (percent)


Peak = 139%
2001 = 101%
140
130
120
110
100
90
80
70

Chart 5: Household net worth declines at a record rate
Household net worth (year-over-year % change)



Chart 6: Declining wealth ratio points to higher savings rate


12.5
10.0
7.5
5.0
2.5
0.0
-2.5
Personal Savings Rate
(percent: LHS)
Household net worth /Personal Disposable
Income (Ratio, Inverted Scale: RHS)

Source: Federal Reserve Board, Bureau of Economic Analysis, Merrill Lynch

Private sector credit market debt as a percent of private sector GDP (percent)


375%
350%
325%
300%
275%
250%
225%
200%
175%
150%
125%
100%
75%
50%

Source: Federal Reserve Board, Bureau of Economic Analysis, Merrill Lynch

Relative performance of high dividend yield and high dividend growth


High Dividend Yield
High Dividend Growth
High Div Yield AND High Div Growth
Excess Performance (logged)
130
125
120
115
110
105
100
95
89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09

Source: BAS ML Global Quantitative Strategy

Back-testing since 1989 indicates combining high dividend yield with high dividend growth has achieved annualized outperformance of 7.1%, on average.


S&P 500 ex-Financials Net Debt to Capital
50.0%
46.0%
42.0%
38.0%
34.0%
30.0%
26.0%
Based on current constituents


Median Cash as % Market Cap Ex-Financials
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%

Sit Dividend Growth Fund Structure / Characteristics

- Dividend yield (gross) 50-100 bps higher than S&P 500
- Forecasted beta of 0.90 (provided by Northfield Information Systems)
- Below average portfolio turnover
- EPS growth rates similar to S&P 500, with lower valuations
- Above average "stability" (balance sheets, earnings, cash flow)
- Sector weights differ materially from S&P and Russell Style indices (both growth and value)
- Over 55% of holdings in SIA growth portfolios
- 97% of portfolio invested in common equities; the remainder is in REITs, LPs and Trusts. ADR's account for 9% of the portfolio
- Investment universe: dividend paying stocks across all sectors, geographies (only ADR's), and market capitalizations.
- Equal proportion of dividend growth companies and higher yielding securities

Model Portfolios Use Opportunity Matrix
Dividend Growth

S&P 500: 919.32
10-Year U.S. Treasury: 3.520%

	Conservative Growth			High and Consistent Growth	Cyclical Growth and Opportunity		
	High Yield	Low PE	Assets		Intermediate-Term Secular	Economy Sensitive	Special Situations
First Tier (3-5%) 6	Verizon/Rogers Comm/Telefonica	ACE Ltd/Allied World/PartnerRe/Validus/Aspen Insurance	Total/Chevron Corp Marathon Oil/Occidental/Murphy Oil Atlas Energy Res Equitable Resources Exelon Corp/FPL Group	Abbott Labs/Johnson & Johnson Procter & Gamble/Colgate-Palmolive Inc	IBM		
Second Tier (2-21/2 %) 9		Goldman Sachs/JPMorgan Wells Fargo/US Bancorp		Becton Dickinson/C.R. Bard Inc Pepsico Philip Morris Intl	Lockheed Martin Xilinx/QUALCOMM	General Electric/ABB Union Pacific/UPS	
Third Tier (1-11/2 %) 59	Apollo Investment [illegible] Corp Kayne Anderson/Tortoise Energy PennantPark Royal Bank of Canada TCF Financial	Aon Corp Bank of New York Travelers	Metlife Sasol	Accenture/Syntel Automatic Data Processing Baxter Intl C.H. Robinson/Expeditors Corning Inc Diageo Fluor Franklin Resources/Invesco General Mills Lufkin McKesson Corp Medtronic Microsoft Owens & Minor MTS Corp Oracle Corp PPDI Quality Systems Suncor Ed Target Corp Techne Corp Teleflex Teva Pharmaceutical TJX Companies	3M Air Prod And Chem Applied Materials Best Buy BHP Billiton Deere & Co Diamond Offshore/Halliburton Eli Lilly Emerson Electric Intel McDonalds Nike Snap On Inc Wisconsin Energy	Home Depot [illegible] Nucor Steel Pearson PLC Polaris United Technologies/Goodrich	CF Industries
Sector Distribution	34%			36%	30%		

Targeted weightings as of 6/30/09

SIT DIVIDEND GROWTH: BALANCING INCOME, CAPITAL APPRECIATION POTENTIAL

JUNE 30, 2009

YIELD-ORIENTED

Ticker	Company Name	% of Total Equity	Div. Yield	Div. Payout Ratio	Long-Term EPS Growth
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total		[illegible]			
Average			[illegible]	[illegible]	[illegible]
Median			[illegible]	[illegible]	[illegible]

GROWTH-ORIENTED

Ticker	Company Name	% of Total Equity	Div. Yield	Div. Payout Ratio	Long-Term EPS Growth
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total		[illegible]			
Average			[illegible]	[illegible]	[illegible]
Median			[illegible]	[illegible]	[illegible]

*Held in SIA Growth Model Portfolios

Rotation of Major Industry Weights Over Time

Sit Dividend Growth

PORTFOLIO WEIGHTINGS	03/06	06/06	09/06	12/06	12/07	03/08	06/08	09/08	12/08	03/09	06/09
NON-ENERGY MINERALS	1.7	1.4	1.2	1.0	0.5	1.1	1.1	1.0	0.9	1.5	1.6
PRODUCER MANUFACTURING	14.8	14.8	13.5	12.7	14.6	14.1	12.6	11.0	8.1	7.1	7.7
ELECTRONIC TECHNOLOGY	4.2	3.7	3.7	3.6	5.2	5.1	6.0	7.2	7.7	8.4	9.8
CONSUMER DURABLES	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.6	0.7	1.0	1.4
ENERGY MINERALS	9.3	9.5	8.9	8.9	10.2	10.7	12.0	10.5	10.3	10.1	9.7
PROCESS INDUSTRIES	3.7	2.9	1.8	4.0	2.6	0.8	0.9	0.7	0.5	0.7	1.3
HEALTH TECHNOLOGY	11.7	11.8	13.5	11.9	12.3	12.0	12.6	11.1	12.2	12.7	11.0
CONSUMER NON-DURABLES	9.2	9.6	9.8	9.1	9.7	10.0	10.0	11.6	13.5	12.8	11.1
INDUSTRIAL SERVICES	4.3	4.8	4.2	3.7	3.5	3.8	4.3	3.6	2.3	2.3	2.5
COMMERCIAL SERVICES	2.4	2.8	2.8	2.9	0.0	0.0	0.0	0.0	0.0	0.0	0.0
TECHNOLOGY SERVICES	3.3	3.7	4.0	4.7	4.7	4.5	4.4	4.2	4.3	4.1	4.8
HEALTH SERVICES	0.8	0.7	1.7	2.0	2.1	2.2	2.3	2.9	2.9	2.3	2.2
CONSUMER SERVICES	0.0	0.0	0.0	0.0	1.5	2.0	2.0	2.0	2.4	2.9	2.8
RETAIL TRADE	3.6	2.8	3.8	3.5	2.2	1.8	1.9	2.7	3.1	3.9	4.3
TRANSPORTATION	3.0	2.8	2.5	2.7	3.4	2.8	3.3	3.4	3.6	3.7	3.2
UTILITIES	3.9	3.4	3.6	4.1	4.8	4.8	4.1	3.4	3.9	5.0	4.0
FINANCE	21.7	22.9	22.0	23.8	19.2	21.0	18.7	20.0	19.1	17.1	18.1
COMMUNICATIONS	2.5	2.5	3.2	1.7	3.5	3.5	3.9	4.1	4.7	4.6	4.7
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

S&P 500 WEIGHTING	03/06	06/06	09/06	12/06	12/07	03/08	06/08	09/08	12/08	03/09	06/09
NON-ENERGY MINERALS	1.2	1.2	1.1	1.2	1.3	1.4	1.6	1.1	1.0	1.1	1.1
PRODUCER MANUFACTURING	8.9	8.9	8.6	8.5	9.3	9.7	8.4	8.3	8.1	7.0	7.1
ELECTRONIC TECHNOLOGY	9.9	9.1	9.4	9.3	10.0	9.8	10.0	9.5	9.0	10.9	11.1
CONSUMER DURABLES	1.7	1.5	1.5	1.5	1.2	1.2	1.0	1.2	0.9	0.8	1.0
ENERGY MINERALS	7.5	7.8	7.4	7.8	9.9	10.3	12.1	10.3	11.6	11.3	10.3
PROCESS INDUSTRIES	2.2	2.2	2.2	2.2	2.4	2.6	2.6	2.6	2.4	2.7	2.5
HEALTH TECHNOLOGY	9.9	9.5	10.0	9.5	9.5	9.9	10.1	11.1	12.6	13.2	12.1
CONSUMER NON-DURABLES	7.1	7.3	7.4	7.3	8.0	7.8	8.3	9.7	9.8	9.5	9.2
INDUSTRIAL SERVICES	2.5	2.6	2.2	2.3	2.8	3.0	4.0	2.9	2.0	2.0	2.1
COMMERCIAL SERVICES	1.3	1.2	1.2	1.3	1.0	1.0	1.0	1.0	0.9	1.0	1.0
TECHNOLOGY SERVICES	4.8	5.2	5.3	5.5	6.1	5.6	5.9	5.9	5.6	6.5	6.7
HEALTH SERVICES	3.1	2.8	2.8	2.5	2.5	1.9	1.8	2.0	2.2	2.2	2.2
CONSUMER SERVICES	4.7	5.0	4.7	4.9	4.3	4.3	4.1	4.0	4.3	4.0	4.3
RETAIL TRADE	6.0	5.9	5.6	5.4	4.8	5.4	5.2	5.6	5.9	6.7	6.2
TRANSPORTATION	1.9	2.0	1.7	1.7	1.8	2.1	2.1	2.3	2.2	2.1	2.0
UTILITIES	3.2	3.4	3.4	3.5	4.0	4.0	4.5	3.9	4.4	4.5	4.4
FINANCE	20.8	21.2	21.9	22.1	17.4	16.7	14.1	15.5	13.0	10.5	13.0
COMMUNICATIONS	3.3	3.3	3.5	3.5	3.6	3.5	3.3	3.1	3.8	4.0	3.5
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Sit Dividend Growth Fund Strategy vs. Benchmarks
Data as of June 30, 2009

ECONOMIC SECTOR	Dividend Growth Fund Weight	S&P 500 Weight	Relative Weight +/-	Russell 1000 Growth Weight	Relative Weight +/-	Russell 1000 Value Weight	Relative Weight +/-
Non-Energy Mineral	1.6	1.1	0	1.0	0	1.6	0
Producer Manufacturing	7.7	7.1	0	6.6	+	7.4	0
Electronic Technology	9.8	11.1	-	17.7	--	3.6	++
Consumer Durables	1.4	1.0	0	0.8	0	1.6	0
Energy Minerals	9.7	10.3	0	3.0	++	16.5	--
Process Industries	1.3	2.5	-	3.2	-	2.6	-
Health Technology	11.0	12.1	-	14.9	—	7.6	++
Consumer Non-Durables	11.1	9.2	+	12.6	-	4.5	++
Industrial Services	2.5	2.1	0	2.0	0	2.9	0
Commercial Services	0.0	1.0	-	1.9	-	0.6	0
Technology Services	4.8	6.7	-	12.5	--	0.7	++
Health Services	2.2	2.2	0	2.4	0	2.3	0
Consumer Services	2.8	4.3	-	4.8	-	5.2	-
Retail Trade	4.3	6.2	-	8.4	--	3.4	0
Transportation	3.2	2.0	+	1.8	+	2.0	+
Utilities	4.0	4.4	0	1.0	+	8.4	--
Finance	18.1	13.0	++	4.8	++	22.8	—
Communications	4.7	3.5	+	0.6	++	6.4	-
BENCHMARK AVG TOTAL	100.0	100.0		100.0		100.0	

% OF DIVIDEND GROWTH FUND IN INDEX OR STRATEGY		73%		59%		46%	

Please see General Disclosure on Disclosure Page (page 1) for more information.

Industry Sector Portfolio Evaluation

Sit Dividend Growth

June 30, 2009

NON-ENERGY MINERALS	$000	% EQUITY
BHP BILLITON ADR	460	1.1
NUCOR CORP	218	0.5
		1.6

PRODUCER MANUFACTURING	$000	% EQUITY
DEERE & CO	501	1.2
GENERAL ELECTRIC CO	477	1.1
LOCKHEED MARTIN CORP	444	1.0
UNITED TECHNOLOGIES CORP	411	1.0
ABB LTD - ADR	396	0.9
GOODRICH CORP	300	0.7
3M CO	270	0.6
EMERSON ELECTRIC CO	211	0.5
TELEFLEX INC	219	0.5
		7.7

ELECTRONIC TECHNOLOGY	$000	% EQUITY
INTL BUSINESS MACHINES CORP	1,316	3.1
QUALCOMM INC	806	1.9
INTEL CORP	718	1.7
APPLIED MATLS INC	385	0.9
XILINX INC	336	0.8
INTERSIL CORP	275	0.6
CORNING INC	196	0.5
MTS SYS CORP	138	0.3
		9.8

CONSUMER DURABLES	$000	% EQUITY
SNAP ON INC	359	0.8
POLARIS INDS INC	234	0.5
		1.4

ENERGY MINERALS	$000	% EQUITY
CHEVRON CORP	987	2.3
TOTAL SA ADR	786	1.8
OCCIDENTAL PETROLEUM CORP	770	1.8
MARATHON OIL CORP	645	1.5
MURPHY OIL CORP	348	0.8
ATLAS AMER INC	340	0.8
SASOL LTD - ADR	272	0.6
		9.7

PROCESS INDUSTRIES	$000	% EQUITY
AIR PRODUCTS & CHEMICALS INC	310	0.7
CF INDS HLDGS INC	251	0.6
		1.3

HEALTH TECHNOLOGY	$000	% EQUITY
JOHNSON & JOHNSON	1,187	2.8
BECTON DICKINSON & CO	770	1.8
BAXTER INTL INC	699	1.6
ABBOTT LABORATORIES	615	1.5
TEVA PHARMACEUTICAL INDS ADR	370	0.9
MEDTRONIC INC	345	0.8
LILLY ELI & CO	251	0.6
BARD C R INC	211	0.5
TECHNE CORP	221	0.5
		11.0

CONSUMER NON-DURABLES	$000	% EQUITY
PEPSICO INC	879	2.1
PROCTER & GAMBLE CO	807	1.9
PHILIP MORRIS INTL INC	798	1.9
GENERAL MILLS INC	661	1.5
COLGATE-PALMOLIVE CO	658	1.5
DIAGEO PLC ADR	610	1.5
NIKE INC	300	0.7
		11.1

INDUSTRIAL SERVICES	$000	% EQUITY
DIAMOND OFFSHORE DRILLING	424	1.0
HALLIBURTON CO	279	0.7
LUFKIN INDUSTRIES INC	235	0.6
FLOTEK INDS CONV BD	150	0.3
		2.6

TECHNOLOGY SERVICES	$000	% EQUITY
MICROSOFT CORP	587	1.4
ORACLE CORP	480	1.1
ACCENTURE LTD BERMUDA	418	1.0
AUTOMATIC DATA PROCESSING	319	0.7
SYNTEL INC	246	0.6
		4.8

HEALTH SERVICES	$000	% EQUITY
MCKESSON CORP	336	0.8
OWENS & MINOR INC	254	0.6
PHARMACEUTICAL PROD DEV INC	235	0.5
QUALITY SYS INC	135	0.3
		2.2

CONSUMER SERVICES	$000	% EQUITY
MCDONALDS CORP	644	1.5
PEARSON PLC ADR	314	0.7
STRAYER ED INC	218	0.5
		2.8

RETAIL TRADE	$000	% EQUITY
TARGET CORP	511	1.2
BEST BUY CO INC	385	0.9
TJX COS INC	355	0.8
CATO CORP	291	0.7
HOME DEPOT INC	258	0.6
		4.2

TRANSPORTATION	$000	% EQUITY
UNION PAC CORP	510	1.2
EXPEDITORS INTL WASH INC	317	0.7
C H ROBINSON WORLDWIDE INC	297	0.7
UNITED PARCEL SERVICE INC	251	0.6
		3.2

UTILITIES	$000	% EQUITY
FPL GROUP INC	512	1.2
EXELON CORP	491	1.1
EQT CORPORATION	405	0.9
WISCONSIN ENERGY CORP	301	0.7
		4.0

FINANCE	$000	% EQUITY
JPMORGAN CHASE & CO	741	1.7
PARTNERRE LTD	617	1.5
WELLS FARGO & CO	614	1.4
THE TRAVELERS COMPANIES, INC	550	1.3
BANK OF NEW YORK MELLON CORP	461	1.1
GOLDMAN SACHS GROUP INC	438	1.0
ACE LTD	416	1.0
FRANKLIN RESOURCES INC	401	0.9
U S BANCORP	387	0.9
ASPEN INSURANCE HOLDINGS LTD	371	0.9
INVESCO LTD	358	0.8
METLIFE INC	333	0.8
KAYNE ANDERSON MLP INVSM	291	0.7
ROYAL BANK OF CANADA	290	0.7
TORTOISE ENERGY CAP CORP	261	0.6
VALIDUS HOLDINGS LTD	257	0.6
AON CORP	237	0.5
ALLIED WRLD ASSUR COM HLD	216	0.5
TCF FINANCIAL CORP	214	0.5
APOLLO INVT CORP	181	0.4
PENNANTPARK INVT CORP	116	0.3
		18.1

COMMUNICATIONS	$000	% EQUITY
VERIZON COMMUNICATIONS	1,231	2.9
ROGERS COMMUNICATIONS INC	410	1.0
TELEFONICA SA ADR	319	0.7
		4.7

Portfolio Market Capitalization Summary
Sit Dividend Growth
June 30, 2009

ISSUE DESCRIPTION	SHARES	COST	LAST	%PORT	MKT CAP
MICROSOFT CORP	24,700	2345	23.77	16	211,548
JOHNSON & JOHNSON	20,200	6285	56.80	23	156,518
PROCTER & GAMBLE CO	15,300	6101	51.10	19	148,941
INTL BUSINESS MACHINES CORP	12,800	10859	104.42	27	137,284
JPMORGAN CHASE & CO	21,750	3828	34.11	17	133,089
CHEVRON CORP NEW	14,300	7779	66.25	23	132,810
TOTAL S A ADR	14,500	6560	54.23	18	128,829
GENERAL ELECTRIC CO	40,700	2268	11.72	11	124,109
WELLS FARGO & CO	25,300	2834	24.26	16	114,141
ORACLE CORP	22,400	1778	21.42	11	108,745
TELEFONICA SA ADR	4,700	3141	67.89	07	108,474
INTEL CORP	44,800	1999	16.55	17	92,492
BHP BILLITON ADR	8,400	3742	54.73	11	91,889
VERIZON COMMUNICATIONS	40,700	3420	30.73	29	87,291
PHILIP MORRIS INTL INC	13,300	4102	43.62	13	85,584
PEPSICO INC	18,000	6124	54.96	23	85,581
QUALCOMM INC	17,300	4034	45.20	19	74,307
GOLDMAN SACHS GROUP INC	2,300	9989	147.44	10	74,224
ABBOTT LABORATORIES	19,500	5189	47.04	15	72,893
MCDONALD'S CORP	11,200	5480	57.49	15	63,425
ROYAL BANK OF CANADA	7,100	3375	40.85	07	54,879
OCCIDENTAL PETROLEUM CORP	11,700	6809	65.81	18	53,344
UNITED TECHNOLOGIES CORP	8,300	6451	51.96	10	48,948
TEVA PHARMACEUTICAL INDS ADR	7,500	4449	49.34	09	43,957
SMCO	4,500	5348	60.10	08	41,832
HOME DEPOT INC	10,300	2447	23.63	08	40,251
LILLY ELI & CO	7,250	4443	34.64	08	39,802
MEDTRONIC INC	9,300	4549	34.89	03	38,810
ABB LTD - ADR	25,100	2099	15.78	09	36,654
DIAGEO PLC ADR	11,000	6599	57.25	15	35,775
COLGATE-PALMOLIVE CO	3,300	6672	70.74	15	35,399
BANK OF NEW YORK MELLON CORP	15,300	3257	29.31	11	35,099
UNITED PARCEL SERVICE INC	5,050	5797	49.99	08	34,955
U S BANCORP	21,800	2582	17.92	09	34,005
EXELON CORP	3,800	5309	51.21	12	33,735
BAXTER INTL INC	13,200	5989	52.96	18	32,042
LOCKHEED MARTIN CORP	5,500	9568	80.65	10	31,731
TARGET CORP	13,500	3345	39.47	12	29,692
UNION PAC CORP	9,300	4264	52.06	12	26,244
CORNING INC	12,200	1432	16.06	05	24,955
METLIFE INC	11,100	2924	30.01	03	24,569
EMERSON ELECTRIC CO	7,200	4533	32.40	05	24,347
THE TRAVELERS COMPANIES, INC.	13,400	3706	41.04	13	24,028
FPL GROUP INC	9,000	4999	56.86	12	23,253
SASOL LTD - ADR	7,300	4834	34.82	08	22,197
MARATHON OIL CORP	21,400	4044	30.13	15	21,325
ACCENTURE LTD BERMUDA	12,500	3271	33.46	10	20,559
NIKE INC	5,300	4437	51.78	07	20,125
HALLIBURTON CO	13,500	3135	20.70	07	18,570

ISSUE DESCRIPTION	SHARES	COST	LAST	%PORT	MKT CAP
GENERAL MILLS INC	11,400	54.389	56.000	15	11,429
AUTOMATIC DATA PROCESSING	9,000	19.798	35.440	07	17,778
BECTON DICKINSON & CO	10,800	76.085	71.310	18	17,080
DEERE & CO	10,600	56.668	39.950	13	16,889
FRANKLIN RESOURCES INC	5,600	71.661	72.010	09	16,650
ACE LTD	9,400	47.957	44.230	10	14,857
APPLIED MATLS INC	35,000	16.119	11.010	09	14,677
NUCOR CORP	4,900	39.508	44.430	05	13,982
BEST BUY CO INC	11,500	40.950	33.490	09	13,941
AIR PRODUCTS & CHEMICALS INC	4,800	61.439	64.590	07	13,583
ROGERS COMMUNICATIONS INC	16,100	33.860	25.750	10	13,194
TJX COS INC NEW	11,100	29.891	31.460	08	13,008
MCKESSON CORP	7,400	51.711	44.000	08	11,833
DIAMOND OFFSHORE DRILLING	5,100	91.775	83.050	10	11,544
AON CORP	6,000	37.407	37.870	05	10,480
MURPHY OIL CORP	6,400	44.348	54.320	08	10,164
C H ROBINSON WORLDWIDE INC	5,700	47.478	52.150	07	8,877
PEARSON PLC ADR	11,100	14.329	10.110	07	8,188
BARD C R INC	1,100	85.319	74.450	05	7,398
INVESCO LTD	30,100	16.577	17.820	08	7,329
EXPEDITORS INTL WASH INC	9,500	30.711	33.340	07	7,080
GOODRICH CORP	6,000	44.306	49.970	07	6,189
XILINX INC	16,400	23.291	20.460	08	5,677
WISCONSIN ENERGY CORP	7,400	39.696	40.710	07	4,760
EQT CORPORATION	11,600	34.451	34.910	09	4,570
PARTNERRE LTD	9,800	66.475	64.950	15	3,675
CF INDS HLDGS INC	7,400	60.404	74.140	06	3,589
STRAYER ED INC	1,000	149.917	218.110	05	3,057
PHARMACEUTICAL PROD DEV INC	9,700	31.746	23.220	05	2,778
TECHNE CORP	1,500	51.676	63.810	05	2,376
ALLIED WRLD ASSUR COM HLD	5,100	39.333	40.830	05	2,008
ASPEN INSURANCE HOLDINGS LTD	16,700	23.351	22.340	09	1,852
OWENS & MINOR INC	5,800	34.483	43.820	06	1,825
TELEFLEX INC	5,100	51.945	44.830	05	1,788
TCF FINANCIAL CORP	16,000	16.606	13.370	05	1,733
VALIDUS HOLDINGS LTD	11,700	30.049	21.980	06	1,674
SNAP ON INC	8,500	38.617	28.740	08	1,666
QUALITY SYS INC	3,300	31.677	56.960	01	1,627
INTERSIL CORP	33,900	11.688	12.570	06	1,536
SYNTEL INC	7,833	26.371	31.440	06	1,306
POLARIS INDS INC	7,300	35.459	32.120	05	1,047
KAYNE ANDERSON MLP INVSM	8,150	30.808	21.950	07	964
APOLLO INVT CORP	30,600	9.067	5.990	04	852
ATLAS AMER INC	19,000	17.596	17.870	08	704
LUFKIN INDUSTRIES INC	5,600	41.494	42.050	06	635
CATO CORP NEW	16,700	14.477	17.440	07	485
MTS SYS CORP	6,700	30.751	20.650	01	346
TORTOISE ENERGY CAP CORP	14,600	17.610	17.930	06	171
PENNANTPARK INVT CORP	16,400	5.961	7.100	01	150

WEIGHTED AVERAGE:	53,178
UNWEIGHTED AVERAGE:	15,777
MEDIAN:	11,500

Please see General Disclosure on Disclosure Page (page 1) for more information.

Sit Investment Associates

Sit Dividend Growth Fund

June 30, 2009

(Medians)

	Valuation			Dividends		
	NTM P/E	FCF Yield[1]	Dividend Yield	1 Year Growth	5 Year Growth	Payout Ratio
Sit Dividend Growth Rep. Account	13.8x	5.9%	2.7%	9.6%	14.9%	34%
S&P 500 Index	13.7x	5.6%	1.7%	5.1%	11.8%	26%
Russell 1000 Value Index	13.1x	5.0%	1.7%	6.8%	10.6%	28%
Russell 1000 Growth Index	14.8x	5.8%	0.7%	2.8%	14.4%	16%

	Earnings			Balance Sheet / Profitability[1]		
	Earnings Stability[2]	'09 - '10 EPS Growth	Long Term Growth	ROIC	FCF Margin	Net Debt/ Capital
Sit Dividend Growth Rep. Account	14.9	10%	11%	18.1%	9.5%	15.5%
S&P 500 Index	19.7	11%	11%	12.9%	6.6%	25.7%
Russell 1000 Value Index	26.6	12%	10%	11.0%	4.8%	32.9%
Russell 1000 Growth Index	20.8	10%	13%	13.8%	7.5%	19.0%

[1] Excludes financials and Limited Partnerships

[2] Consistency of earnings per share growth over the past five years. The lower the number, the more uniform growth has been.

Top 25 Holdings
Sit Dividend Growth Fund
June 30, 2009

Security	Sector	Market Value (000)	% of Equity	LT Growth	C2009 P/E Ratio
INTL BUSINESS MACHINES CORP	ELECTRONIC TECHNOLOGY	$1,316	3.1%	11.5%	11x
VERIZON COMMUNICATIONS	COMMUNICATIONS	1,251	2.9%	5.0%	11x
JOHNSON & JOHNSON	HEALTH TECHNOLOGY	1,187	2.8%	6.4%	11x
CHEVRON CORP NEW	ENERGY MINERALS	987	2.3%	8.9%	9x
PEPSICO INC	CONSUMER NON-DURABLES	879	2.1%	10.3%	13x
PROCTER & GAMBLE CO	CONSUMER NON-DURABLES	807	1.9%	9.0%	13x
QUALCOMM INC	ELECTRONIC TECHNOLOGY	805	1.9%	14.8%	19x
PHILIP MORRIS INTL INC	CONSUMER NON-DURABLES	798	1.9%	8.0%	12x
TOTAL S A ADR	ENERGY MINERALS	784	1.8%	2.5%	9x
BECTON DICKINSON & CO	HEALTH TECHNOLOGY	770	1.8%	12.3%	N/A
OCCIDENTAL PETROLEUM CORP	ENERGY MINERALS	770	1.8%	10.8%	15x
JPMORGAN CHASE & CO	FINANCE	742	1.7%	8.0%	14x
INTEL CORP	ELECTRONIC TECHNOLOGY	738	1.7%	12.7%	18x
BAXTER INTL INC	HEALTH TECHNOLOGY	699	1.6%	12.0%	12x
GENERAL MILLS INC	CONSUMER NON-DURABLES	661	1.5%	7.0%	N/A
COLGATE-PALMOLIVE CO	CONSUMER NON-DURABLES	658	1.5%	10.0%	14x
MARATHON OIL CORP	ENERGY MINERALS	645	1.5%	8.3%	9x
MCDONALDS CORP	CONSUMER SERVICES	644	1.5%	9.9%	14x
PARTNERRE LTD	FINANCE	637	1.5%	12.0%	7x
ABBOTT LABORATORIES	HEALTH TECHNOLOGY	635	1.5%	10.8%	11x
DIAGEO PLC ADR	CONSUMER NON-DURABLES	630	1.5%	6.5%	N/A
WELLS FARGO & CO	FINANCE	614	1.4%	13.0%	14x
MICROSOFT CORP	TECHNOLOGY SERVICES	587	1.4%	10.5%	N/A
THE TRAVELERS COMPANIES, INC.	FINANCE	550	1.3%	7.3%	8x
TARGET CORP	RETAIL TRADE	533	1.2%	13.9%	12x
	TOTAL		45.1		

Number of Equity Holdings = 59

NM=non-meaningful, N/A=not applicable

Equity Characteristics
June 30, 2009

	Sit Dividend Growth Fund	Russell 1000 Growth	S&P 500 [3]	S&P 500 [4]
Earnings Outlook - Strong Growth [1]				
2008 Projected Gain	-6.2%	+1.4%	+92.5%	-13.1%
2009 Projected Gain	+17.7%	+7.6%	+32.0%	+8.3%
5-Year Projected Growth	+10.7%	+10.8%	+8.0%	+8.0%
Dividend Yield				
Equities Only	+2.9%	+1.9%	+2.3%	+2.3%
Total Fund	+2.9%	+1.9%	+2.3%	+2.3%
Implied Return				
5-Year Growth & Yield - Equity Only (Assumes no Change in P/E Ratio)	+13.7%	+12.7%	+10.3%	+10.3%
Weighted Average Price/Earnings Ratio [2]				
2009 Calendar P/E	15.0x	18.2x	32.1x	21.4x
2010 Calendar P/E	12.7x	16.2x	24.3x	19.7x
Median Price/Earnings Ratio [2]				
2009 Calendar P/E	14.0x	16.2x	N/A	14.9x
2010 Calendar P/E	12.5x	14.4x	N/A	13.6x
Average P/E-to-5-Year Earnings Growth Ratio				
2009 Calendar PEG	1.4x	1.7x	4.0x	2.7x
2010 Calendar PEG	1.2x	1.5x	3.0x	2.5x
Weighted Average Market Capitalization ($MIL)	52,232	64,392	70,824	70,824

(1) Excludes stocks with P/E ratios over 200x and earnings growth rates greater than 300%
(2) Excludes stocks with P/E ratios over 200x
(3) Based on S&P 500 reported earnings - top down basis
(4) Based on S&P 500 earnings prior to write-offs - top down basis;
Median P/E is calculated using bottom up earnings estimates from FactSet

Sit Dividend Growth
Portfolio Free Cash Flow Yield Summary*
June 30, 2009

ISSUE DESCRIPTION	%EQ	$ FCF	Ent. Value	FCF Yield	DVD Yield
Cato Corp. (Cl A)	0.68	61	348	17.5	3.4
Accenture Ltd.	0.98	2,889	17,184	16.8	1.7
CF Industries Holdings Inc.	0.99	454	2,785	16.3	0.5
Pharmaceutical Product Development Inc.	0.53	267	2,180	12.2	2.5
Lockheed Martin Corp.	1.04	3,803	32,785	11.6	2.7
Intersil Corp. (Cl A)	0.65	138	1,228	11.3	3.9
Exelon Corp.	1.15	4,851	44,797	10.8	4.4
Eli Lilly & Co.	0.99	4,761	44,771	10.6	5.7
International Business Machines Corp.	3.08	15,244	156,753	9.7	2.1
Diamond Offshore Drilling Inc.	0.99	1,057	11,237	9.4	9.2
McKesson Corp.	0.76	1,155	12,324	9.4	1.2
Automatic Data Processing Inc.	0.75	1,442	16,424	8.8	3.5
United Parcel Service Inc. (Cl B)	0.99	4,980	57,47	8.6	3.5
Microsoft Corp.	1.38	15,811	188,164	8.4	2.5
Polaris Industries Inc.	0.95	104	1,273	8.1	4.9
Xilinx Inc.	0.79	403	5,002	8.1	2.7
United Technologies Corp.	1.01	4,612	57,476	8.0	2.9
Emerson Electric Co.	0.95	2,280	28,412	8.0	4.1
Oracle Corp.	1.12	8,253	104,380	7.9	1.0
QUALCOMM Inc.	1.89	5,098	65,301	7.7	1.6
Lufkin Industries Inc.	0.95	41	536	7.7	2.2
C.R. Bard Inc.	0.54	529	6,887	7.7	0.9
Medtronic Inc.	0.81	3,380	44,611	7.6	2.2
Murphy Oil Corp.	0.82	785	10,419	7.5	1.7
Johnson & Johnson	2.78	11,541	156,849	7.4	3.6
Home Depot Inc.	0.60	3,584	49,467	7.2	3.9
Occidental Petroleum Corp.	1.81	3,878	54,592	7.1	1.9
Abbott Laboratories	1.49	5,531	82,888	6.7	3.6
Target Corp.	1.25	3,013	47,079	6.4	1.6
Syntel Inc.	0.58	74	1,180	6.4	0.8
3M Co.	0.63	2,814	46,291	6.1	3.6
Nucor Corp.	0.51	927	15,437	6.0	3.2
Deere & Co.	1.18	2272	37872	6.0	3
Goodrich Corp.	0.703	438	7446	5.9	2
MTS Systems Corp.	0.324	17	288	5.9	3
Procter & Gamble Co.	1.883	10967	183315	5.8	3
General Electric Co.	1.12	34,195	589,585	5.8	9.2
Verizon Communications Inc.	2.93	10,925	190,776	5.7	6.3
Expeditors International of Washington In	0.74	344	6,158	5.6	1.2
Becton Dickinson & Co.	1.21	966	17,504	5.5	2.0
TJX Cos.	0.83	714	13,077	5.5	1.6
General Mills Inc.	1.55	1,372	25,406	5.4	3.4
C.H. Robinson Worldwide Inc.	0.70	451	8,393	5.4	1.9
Teleflex Inc.	0.54	151	2,949	5.1	3.0
McDonald's Corp.	1.51	3,425	71,883	4.8	3.4
Techne Corp.	0.52	103	2,211	4.7	1.7
Colgate-Palmolive Co.	1.54	1,687	38,449	4.4	2.7
Baxter International Inc.	1.64	1,422	34,450	4.1	2.0
PepsiCo Inc.	2.06	3778	92,924	4.1	3.3
Rogers Communications Inc. (Cl B)	0.98	939	23,323	4.0	3.3
Intel Corp.	1.73	3,290	83,034	4.0	3.6
Snap-On Inc.	0.84	83	2,092	4.0	3.9
Union Pacific Corp.	1.20	1,272	33,972	3.7	2.2
Best Buy Co. Inc.	0.90	574	15,334	3.7	1.6
Nike Inc. (Cl B)	0.70	803	22,440	3.6	1.8
Philip Morris International Inc.	1.87	3,429	97,977	3.5	5.1
Quality Systems Inc.	0.29	45	1,549	2.9	2.4
Halliburton Co.	0.66	580	20,229	2.9	1.6
Strayer Education Inc.	0.51	79	2,973	2.7	1.1
Chevron Corp.	2.31	2,731	136,203	2.0	3.9
Air Products & Chemicals Inc.	0.73	331	17,702	1.9	2.8
Corning Inc.	0.46	367	24,004	1.5	1.4
FPL Group Inc.	1.20	603	40,121	1.5	3.3
Owens & Minor Inc.	0.60	24	2,176	1.1	2.6
Applied Materials Inc.	0.90	68	12,815	0.5	2.1
Apollo Investment Corp.	0.43	-15	1,904	-0.8	18.9
Marathon Oil Corp.	1.51	-430	28,184	-1.5	3.0
Wisconsin Energy Corp.	0.71	-547	9,476	-5.8	3.4
EQT Corp.	0.96	-736	6,168	-11.9	2.4
Atlas America Inc.	0.80	-654	4,229	-15.5	1.1
Tortoise Energy Capital Corp.	0.61	--	--	--	9.0

	$ FCF	Ent. Value	FCF Yield	DVD Yield
Sit Dividend Growth Fund Average	2,849	46,792	5.6	3.2
S&P 500 Index Average	1,121	22,118	5.0	2.3

* Excludes Financials and ADRs

Source: FactSet Research Systems and Sit Investment Associates, Inc.

VIII. Services and Fee Schedule

- Separate accounts
- Commingled funds
- Mutual funds

Sit Investment Associates, Inc. is a full service investment management organization. The firm's goal is to be considered an extension of our client's own operations.

Among the services offered are:

- Consultation designed to meet each client's individualized requirements, including establishment of appropriate portfolio objectives.
- Portfolio policy related specifically to client needs; full discretionary asset management, including investment of short-term funds.
- Execution of all portfolio trades, including client-directed brokerage allocations.
- Liaison with custodians; including monthly reconciliation.
- Complete client reports on a monthly/quarterly basis; flexible in providing customized formats per client request.
- Review meetings at client's request; typically quarterly.
- Special servicing features to include client workshops and selected consultants available to clients.
- Quarterly investment outlook and strategy policy paper.
- Access to all investment staff, including chief investment officer.

Speakers for 27th Annual Domestic Client Workshop

February 12–15, 2009

The Wigwam Golf Resort & Spa, Litchfield Park, AZ

Mr. Charles E. Cook, Jr. – Editor and Publisher, *The Cook Political Report*, and political analyst for the National Journal Group. He is widely regarded as one of the most astute impartial analysts of the Washington political scene and is one of the nation's leading authorities on U.S. elections.

Congressman Bill Frenzel – Retired veteran Republican Congressman from Minnesota. An expert on U.S. budget and trade issues, and was a Special Adviser to President Clinton on NAFTA and a member of President Bush's Social Security Commission and the 2005 President's Advisory Panel on Federal Tax Reform. He is currently resident scholar at the Brookings Institution.

Dr. Sidney L. Jones – Former Assistant Secretary for Economic Policy, Department of the Treasury. Served as senior economist at the Council of Economic Advisors and Special Adviser to the Chairman of the Board of Governors of the Federal Reserve System. He has taught finance and economics courses at major universities and authored many publications dealing with U.S. and international economic policy.

Dr. Stephen Kotkin - Rosengarten Professor of Modern and Contemporary History, with a joint appointment as Professor of International Affairs in the Woodrow Wilson School at Princeton University. His publications include *Armageddon Averted: The Soviet Collapse, 1970-2000* (revised 2008) and *Uncivil Society: 1989 and the Implosion of Communist Establishments*, with Jan Gross (forthcoming Fall 2009).

Dr. Nicholas R. Lardy - Senior fellow at the Peterson Institute for International Economics. Joined the Institute in March 2003 from the Brookings Institution, where he was a senior fellow in the Foreign Policy Studies Program and served as interim director of Foreign Policy Studies in 2001. Served at the University of Washington as the director of the Henry M. Jackson School of International Studies from 1991-1995.

Mr. Christopher B. Leinberger – Land use strategist, developer, teacher, consultant and author, focusing on alternative methods of building the built environment. Professor of Practice and Director of the Graduate Real Estate Development Program at the University of Michigan. Founding partner of Arcadia Land Company, a progressive real estate development firm. He is also a Visiting Fellow at The Brookings Institution.

Lord Marlesford – Former special advisor to the Conservative Party in the U.K. and political editor and parliamentary correspondent for *The Economist Magazine*. Has been an active member of the House of Lords, and a current member of its European Economic and Financial Affairs, Trade and External Relations sub-committee. Member of The House of Lords All Party Defense Study Group and a consultant to several organizations on world economic and political developments.

Mr. John H. Matheson – Law Alumni Distinguished Professor of Law and Co-Director of the Business Law Center at University of Minnesota Law School. He is also Of Counsel for Kaplan, Strangis and Kaplan, P.A., where he specializes in corporate governance counseling, mergers and acquisitions, and securities law matters. He is an internationally-recognized expert on corporate law and governance.

Mr. John Palfrey – Henry N. Ess III Professor of Law and Vice Dean for Library and Information Resources at Harvard Law School. He is also co-director of the Berkman Center for Internet & Society. His research and teaching focus on Internet law, intellectual property and the potential of new technologies to strengthen world democracies.

Mr. Erik R. Peterson – Senior Vice President at the Center for Strategic and International Studies (CSIS), where he is director of the Global Strategy Institute. As director, he heads the Seven Revolutions Initiative, an internationally recognized effort to identify and forecast global trends out to the year 2025 and beyond. Mr. Peterson also holds the William A. Schreyer Chair in Global Analysis at CSIS.

Mr. L. William Seidman – Chief commentator for CNBC-TV and publisher of *Bank Director* and *Board Member* magazines. Mr. Seidman served as the 14th chairman of the Federal Deposit Insurance Corporation from 1985 to 1991 and became the first chairman of the Resolution Trust Corporation (RTC) in 1989 and served until 1991. Mr. Seidman also served as co-chairman of President Reagan's White House Conference on Productivity and as assistant to President Ford for U.S. economic affairs.

Dr. Arvind Subramanian - Joined the Peterson Institute for International Economics as senior fellow in April 2007. He also holds a joint appointment at the Center for Global Development and is senior research professor at Johns Hopkins University. He had served at the International Monetary Fund since 1992, most recently as assistant director in the research department (2004–07).

George F. Will – Mr. Will's newspaper column has been syndicated by *The Washington Post* since 1974. Today it appears twice weekly in just under 500 newspapers in the U.S. and in Europe. In 1976, he became a regular contributing editor of *Newsweek* magazine.. In 1977 he won a Pulitzer Prize for commentary for his newspaper column. In 1981, Mr. Will became a founding panel member on ABC television's *This Week*.

Dr. Marvin Zonis – Professor Emeritus, Graduate School of Business, the University of Chicago. Expert on world affairs, particularly the Middle East, Marvin is publisher of *International Political Economy*, a current affairs letter that analyzes the sources and effects of politics on business and markets.

Sit Investment Separate Account Fee Schedule

Domestic Equity

Large Capitalization, Concentrated, Dividend Growth and Balanced

0.75% - First $10 million

0.70% - Next $10 million

0.65% - Next $10 million

0.60% - Next $10 million

0.55% - Next $10 million

(over $50 million negotiable)

Medium Capitalization

1.00% - First $30 million

0.75% - Next $70 million

0.50% - On the balance

Small Capitalization

1.00% - First $50 Million

0.75% - Next $50 Million

0.60% on the Balance

International/EAFE+

0.80% - First $10 million

0.75% - Next $20 million

0.65% - Next $20 million

0.50% - Over $50 million

Fixed Income

0.40% - First $20 million

0.30% - Next $30 million

0.25% - Over $50 million

Global and Global Dividend Growth

0.80% - First $10 million

0.75% - Next $20 million

0.65% - Next $20 million

0.50% - Over $50 million

Developing Markets and Pacific Basin Equity

0.90% - First $10 million

0.85% - Next $20 million

0.75% - Next $20 million

0.60% - Over $50 million

Client Investment Options

Separate Managed Accounts

Large Cap Growth
Concentrated Growth
Dividend Growth
Mid Cap Growth
Small Cap Growth
Balanced

Global
Global Dividend Growth
International
Developing Markets

Taxable Bond
Tax-Exempt Bond

Client Investment Options Commingled Products

Global Growth Fund, LLC
Dividend Growth Fund, LLC
Large Cap Growth Fund, LLC
Small Cap Growth Fund, LLC

International Growth Fund, LLC
Pacific Basin, LLC

MN Municipal Bond Fund, LLC
Bond Fund, LLC
Opportunity Bond Fund, LLC
Short Duration Tax Efficient Bond Fund, LLC

Sit Mutual Funds

Large Cap Growth
Mid Cap Growth
Small Cap Growth

Balanced
Dividend Growth
Global Dividend Growth
International Growth
Developing Markets Growth

Tax-Free Income
MN Tax-Free Income
U.S. Gov't Securities
Money Market

	Balanced Fund	Dividend Growth Fund Class I[1]	Dividend Growth Fund Class S[1]	Global Dividend Growth Fund Class I[1]	Global Dividend Growth Fund Class S[1]	Large Cap Growth Fund	Mid Cap Growth Fund	International Growth Fund	Small Cap Growth Fund	Developing Markets Growth Fund
Investment Objectives	Long-term capital appreciation, preserve principal and provide income	Provide current income that exceeds the dividend yield of the S&P 500 Index; Long-term capital appreciation.		Provide current income that exceeds the dividend yield of a composite index (60% S&P 500 Index and 40% MSCI EAFE Index); Long-term capital appreciation.		Maximization of long-term capital appreciation	Maximization of long-term capital appreciation	Long-term growth	Maximization of long-term capital appreciation	Maximization of long-term capital appreciation
Min./Addt. Inv. Regular Acct.	$5,000/$100	$100,000/$100	$5,000/$100	$100,000/$100	$5,000/$100	$5,000/$100	$5,000/$100	$5,000/$100	$5,000/$100	$5,000/$100
Min./Addt. Inv. Retirement Acct.	$2,000/$100	$100,000/$100	$2,000/$100	$100,000/$100	$2,000/$100	$2,000/$100	$2,000/$100	$2,000/$100	$2,000/$100	$2,000/$100
Primary Investment Vehicles	Diversified portfolio of stocks and bonds	Common stocks of companies that pay dividends		Common stocks of companies that pay dividends issued by U.S. and foreign companies		Common stocks of medium to large-sized growth companies	Common stocks of small- and mid-sized growth companies	Common stocks of companies located outside the U.S.	Common stocks of small growth companies	Common stocks of companies located in developing markets
Investment Parameters	Between 35% and 65% of net assets in common stocks; between 35% and 65% of net assets in fixed-income securities	At least 80% of net assets in dividend-paying common stocks; the Fund may invest the balance in preferred stocks, convertible bonds, and U.S. Treasury securities		At least 80% of net assets in dividend-paying common stocks issued by U.S. and foreign companies; the Fund may invest the balance in preferred stocks, convertible bonds, and U.S. Treasury securities		At least 80% of net assets in common stocks of companies with market caps of $5 billion or more at the time of purchase	At least 80% of net assets in common stocks of companies with market caps of $2 billion to $15 billion at the time of purchase	At least 90% of net assets in common stocks of companies outside the U.S.; up to 50% in small- to mid-sized emerging growth companies in developed and developing markets	At least 80% of net assets in common stocks of companies with market caps of up to $3 billion or up to the market cap of the largest company in the Russell 2000 Index measured at the end of the previous 12 months	At least 80% of net assets in common stocks of companies domiciled or operating in developing markets
Dividend Policy	Quarterly (if any) automatically reinvested, may request cash distribution	Quarterly (if any) automatically reinvested, may request cash distribution		Quarterly (if any) automatically reinvested, may request cash distribution		Annually (if any) automatically reinvested, may request cash distribution	Annually (if any) automatically reinvested, may request cash distribution	Annually (if any) automatically reinvested, may request cash distribution	Annually (if any) automatically reinvested, may request cash distribution	Annually (if any) automatically reinvested, may request cash distribution
Expense Ratios as of 11/1/08	1.00%	1.00%	1.25%(2)	1.35%	1.60%(2)	1.00%	1.15%(3)	1.50%(3)	1.50%	2.00%
Total Assets as of 9/30/09	$10.0 Million	$20.0 Million	$13.7 Million	$2.0 Million	$0.7 Million	$[illegible] Million	$127.5 Million	$21.0 Million	$53.4 Million	$10.2 Million
Inception Date	12/31/93	12/31/03	3/31/06	9/30/08	9/30/08	9/2/82	9/2/82	11/1/91	7/1/94	7/1/94
NASDAQ Symbols	SIBAX	SDVGX	SDVSX	GDGIX	GDGSX	SNIGX	NBNGX	SNGRX	SSMGX	SDMGX
Cusip Numbers	82980D 20 2	82980D 70 7	82980D 80 6	82980D 88 0	82980D 87 1	829797 10 9	829796 10 1	82980D 10 3	82980D 30 1	82980D 40 0

(1) Please refer to your prospectus for details on the Dividend Growth Fund and Global Dividend Growth Fund share classes.
(2) Includes a 25 basis point 12b-1 fee.
(3) Net of voluntary fee waiver. The contractual fees (without waivers) for the Mid Cap Growth and the International Growth Funds are 1.25% and 1.85% per year, respectively, of the Fund's average daily net assets. After December 31, 2009, these voluntary fee waivers may be terminated at any time by the Adviser.

Sit Mutual Funds
Fixed Income Funds

	U.S. Government Securities Fund	Tax-Free Income Fund	Minnesota Tax-Free Income Fund
Investment Objectives	High current income and safety of principal	Current income exempt from federal tax	Current income exempt from federal and Minnesota tax
Min./Addtl. Inv. Regular Acct.	$5,000/$100	$5,000/$100	$5,000/$100
Min./Addtl. Inv. Retirement Acct.	$2,000/$100	$2,000/$100	$2,000/$100
Primary Investment Vehicles	U.S. government securities	Municipal securities whose income is exempt from federal income tax	Municipal securities whose income is exempt from federal and MN income tax
Investment Parameters	100% of assets invested in U.S. government securities including pass-through securities, U.S. Treasury securities and CMOs	At least 80% of net assets invested in municipal securities whose income is exempt from federal income tax; primarily invested in securities rated investment grade at the time of purchase	At least 80% of net assets invested in municipal securities whose income is exempt from federal and MN income tax; primarily invested in securities rated investment grade at time of purchase
Dividend Policy	Monthly (if any) automatically reinvested, may request cash distribution	Monthly (if any) automatically reinvested, may request cash distribution	Monthly (if any) automatically reinvested, may request cash distribution
Expense Ratios as of 8/1/08	0.80%(1)	0.77%(1)	0.80%
Total Assets as of 6/30/2009	$426.7 Million	$142.5 Million	$255.1 Million
Inception Date	6/2/87	9/29/88	12/1/93
NASDAQ Symbols	SNGVX	SNTIX	SMTFX
Cusip Numbers	829800 10 1	829799 10 5	82979K 10 0

(1) Net of voluntary fee waiver. The contractual fee (without waivers) for the U.S. Government Securities Fund is 1.00% (.80% of assets in excess of $50 million) per year of the Fund's average daily net assets, and the Tax-Free Income Fund is .80% per year of the Fund's average daily net assets. After December 31, 2009, these voluntary fee waivers may be discontinued by the Adviser in its sole discretion.

SIT MUTUAL FUNDS
PERFORMANCE SUMMARY, TOTAL RETURN - AFTER ALL EXPENSES
JUNE 30, 2009

INCEPTION:	US GOVT FUND [SNGVX] [illegible]	TAX FREE INCOME [SNTIX] [illegible]	MN TAX FREE INCOME [SNTFX] [illegible]	HIGH INCOME MUNI BOND [SHNIX] [illegible]	BALANCED FUND [SIBAX] [illegible]	DIV GROWTH FUND (I) [SDVGX] [illegible]	DIV GROWTH FUND (S) [SDVSX] [illegible]	LARGE CAP GR. FUND [SNIGX] [illegible]	GLOBAL DIV. GROWTH FD. (I) [GDGIX] [illegible]	GLOBAL DIV. GROWTH FD. (S) [GDGSX] [illegible]	MID CAP GR. FUND [NBNGX] [illegible]	INT'L GROWTH FUND [SNGRX] [illegible]	SMALL CAP GR. FUND [SSMGX] [illegible]	DEVELOPING MARKETS [SDMGX] [illegible]
1 Month	0.09%	-0.06%	-0.17%	-0.16%	0.19%	0.95%	0.96%	-0.61%	[illegible]	[illegible]	0.10%	-0.83%	1.57%	[illegible]
3 Month	[illegible]	5.61%	[illegible]	6.18%	10.18%	[illegible]	[illegible]	11.00%	16.10%	16.17%	19.71%	23.58%	19.69%	23.98%
6 Month	1.91%	11.59%	11.77%	[illegible]	6.07%	[illegible]	[illegible]	[illegible]	11.17%	1.70%	17.66%	[illegible]	10.17%	[illegible]
YTD	1.91%	11.59%	11.77%	[illegible]	6.07%	[illegible]	[illegible]	[illegible]	11.17%	1.70%	17.66%	[illegible]	10.17%	[illegible]
1 Year	6.18%	[illegible]	[illegible]	[illegible]	[illegible]	-21.59%	-21.79%	[illegible]	n/a	n/a	-12.51%	[illegible]	-10.85%	-11.71%
3 Year	11.06%	[illegible]	[illegible]	n/a	-7.76%	-7.66%	[illegible]	[illegible]	n/a	n/a	[illegible]	-26.98%	-11.61%	0.71%
3 Year (Ann.)	[illegible]	-0.61%	[illegible]	n/a	-2.66%	-2.61%	-2.90%	[illegible]	n/a	n/a	[illegible]	-9.96%	-4.19%	0.11%
5 Year	27.71%	[illegible]	11.89%	n/a	[illegible]	17.30%	n/a	1.71%	n/a	n/a	0.92%	1.11%	2.17%	77.17%
5 Year (Ann.)	5.01%	0.89%	[illegible]	n/a	0.97%	1.11%	n/a	[illegible]	n/a	n/a	0.18%	0.26%	[illegible]	12.12%
10 Year	66.68%	27.51%	[illegible]	n/a	[illegible]	n/a	n/a	-26.17%	n/a	n/a	[illegible]	[illegible]	[illegible]	76.58%
10 Year (Ann.)	[illegible]	[illegible]	[illegible]	n/a	[illegible]	n/a	n/a	-3.01%	n/a	n/a	[illegible]	-1.98%	1.72%	5.85%
Inception	109.70%	170.17%	95.99%	-9.69%	[illegible]	9.25%	-8.10%	[illegible]	-2.06%	-2.18%	861.16%	56.80%	150.30%	77.52%
Inception (Ann.)	6.59%	[illegible]	[illegible]	[illegible]	[illegible]	1.25%	-3.60%	9.12%	n/a	n/a	[illegible]	2.58%	8.77%	1.90%
30 Day SEC Yield:	5.11%	6.10%	5.11%	5.87%	n/a	n/a	n/a							
12 Month Dist. Rate:	[illegible]	5.00%	[illegible]	[illegible]	1.19%	2.56%	2.26%							

Tax Equivalent Yield (*):

25%	8.17%	7.68%	7.87%
28%	[illegible]	8.00%	8.15%
33%	9.10%	8.60%	8.76%
35%	9.18%	8.87%	9.01%

* [illegible] 7.85%.

- Please remember that past performance is not a guarantee of future results and is only one of the factors to consider in choosing a fund.
- As with all investments, the share price and return may vary and you may have a gain or loss at the time of the sale.

Please see General Disclosure on Disclosure Page (page 1) for more information.

Private Investment Funds Summary – Taxable

Sit Large Cap Fund, LLC	Sit Global Fund, LLC	Sit Opportunity Bond Fund, LLC	Sit MN Municipal Bond Fund, LLC	Sit Bond Fund, LLC	Sit Pacific Basin Fund, LLC
180	632	179	191	157	658
Maximization of long-term capital appreciation	Maximization of long-term capital appreciation	Maximize total return	Achieve high current income exempt from Fed. & MN personal income tax	Maximize total return	Maximization of long-term capital appreciation
Common stocks of medium to large growth companies	Common stocks of foreign and U.S. growth companies	Fixed-income securities	Fixed-income MN municipal securities	Fixed-income securities	Common stocks of companies located outside the U.S.
Common stocks of growth companies with capitalizations of $5 billion or more at time of purchase	Common stocks of foreign and U.S. growth companies with capitalizations w/ no restriction on cap size	Underlying closed-end registered investment companies that invest in fixed-income securities ("Underlying Funds") and by investing directly in fixed-income securities	Municipal securities issued in MN and its political subdivisions, which are primarily inv. grade at the time of purchase	Debt securities that are rated inv. grade or are of comparable quality	Common stocks of companies whose principal business activities are in countries in the Morgan Stanley Capital International AC Pacific Index (Pacific Index). May invest up to 20% in non-Pacific Index country companies
$1M	$1M	$1M	$1M	$1M	$1M
0.80%	1.00%	0.40% management fee and 20% contingent fee on the difference b/w returns with Lehman Agg. Bond Index + 1%	0.60%	0.60%	1.10%
<0.10	<0.15	<0.10	<0.10	<0.10	<0.15
3/31/00	3/31/00	3/31/00	10/31/00	2/11/02	6/30/03
$4.31 million	$11.91 million	$114.28 million	$5.54 million	$5.24 million	$6.84 million
Monthly, 90 day notice	Monthly, 90 day notice	Monthly, 60 day notice	Monthly, 90 day notice	Monthly, 90 day notice	Monthly, 30 day notice

PRIVATE INVESTMENT FUNDS SUMMARY - TAXABLE

Name of Fund	Sit Municipal Opportunity Bond Fund, LLC	Sit Dividend Growth Fund, LLC	Sit Mortgage Opportunity Fund, LLC	Sit Capital Fund, L.P.	Sit Custom Alpha Fund, LP	Sit Bond Portfol
Account #	582	240	897	135	1110, 1120, 1130, 1140, 1150	850
Investment Objectives	Maximize total return	Provide current income that exceeds the dividend yield of the S&P 500 Index and that grows over a period of years. Secondarily, long-term capital appreciation	Maximize total return	Long-term capital appreciation	Each Series seeks to achieve a superior risk-adjusted return to its stated index (see PPM)	Maximize total r
Primary Investment Vehicles	Municipal securities	Dividend-paying common stocks	Mortgage-related debt securities	Publicly traded common stocks of growth companies	Futures contracts and debt securities	Debt securities
Investment Parameters	Underlying closed-end registered investment companies that invest in municipal securities that generate income that is exempt from regular federal income taxes ("Underlying Funds") and by investing directly in such securities	Dividend-paying growth-oriented companies believed to exhibit the potential for growth and growing dividend payments	Mortgage-related debt securities believed to be undervalued by the market, but have solid prospects for strong returns	Fund concentrates its investments in a relatively small number of publicly traded securities	Each Series will invest 5 to 15% of its assets in futures contracts relative to its stated index, and the balance in a short duration diversified portfolio of debt securities	Diversified port securities with a short duration
Minimum Investment	$1 M	$1 M	$1 M	$1 M	$1 M	$1 M
Investment Advisory Expense Ratio	0.40% management fee and 20% management fee on the difference b/w return with Lehman Municipal Bond Index + 1%	0.80%	1.00% management fee or 0.40% management fee with a performance fee is equal to 20% of the excess during any year of the total return of the Member's interest and the benchmark return	1.00%	1.00% or 0.40% with an annual incentive allocation equal to 30% of the excess during any year of any return over the benchmark return applicable to the Series. (See PPM and LP Agreement)	1.50%
Est. Custodian/ Accounting/ Misc. Fees	<0.10	<0.10	<0.10	<0.10		
Inception Date	6/1/06	8/1/08	8/22/08	3/30/98	2/11/08 (E), 4/22/08 (A, B, C), 6/17/09 (F)	2/15/08
Total Assets 6/30/09	$15.22 million	$4.75 million	$3.04 million	$21.75 million	A: $896,000 E: $17.73 m B: $580,000 F: $152,000 C: $923,000	$20.8 million
Purchases and Redemptions	Monthly, 60 day notice	Monthly, 60 day notice	Monthly, 60 day notice	Monthly, 60 day notice	Monthly, 60 day notice	Monthly, 60 day notice

PRIVATE INVESTMENT FUNDS SUMMARY – NON-TAXABLE

Name of Fund	Sit Dividend Growth Fund II, LLC	Sit Small Cap Fund II, LLC	Sit/Kim Int'l Fund II, LLC
Account #	241	183	627
Investment Objectives	Provide current income that exceeds the dividend yield of the S&P 500 Index and that grows over a period of years. Secondarily, the Fund seeks long-term capital appreciation.	Maximization of long-term capital appreciation.	Maximization of long-term capital appreciation.
Primary Investment Vehicles	Dividend-paying common stocks	Common stocks of small growth companies.	Common stocks of companies located outside the U.S.
Investment Parameters	Dividend-paying growth-oriented companies believed to exhibit the potential for growth and growing dividend payments.	Common stocks of companies with market cap under $2.5 billion or less at time of purchase.	Common stocks of companies whose principal business activities are in the EAFE countries. May invest up to 20% in non-EAFE country companies
Minimum Investment	$1 M	$1 M	$1 M
Investment Advisory Expense Ratio	0.80%	1.10%	Management & admin. fee: Investors < $10 mil: 1%, Investors > $10 mil: up to 10 million, .80%, up to 30 mil .75%, up to 50 mil .65%, over 50 mil .50% & custodian, auditors, legal fees
Est. Custodian/ Accounting/ Misc. Fees	<0.10	<0.10	<0.15
Inception Date	8/1/08	3/31/00	10/26/99
Total Assets 6/30/09	$9.78 million	$10.89 million	$2.01 million
Purchases and Redemptions	Monthly; 60 day notice	Monthly; 90 day notice	Monthly; 30 day notice

IX. Biographical Data

Roger J. Sit
Chairman, CEO, President and Global Chief Investment Officer

Professional Experience:	1998-Present	Sit Investment Associates, Inc.
	1991-1998	Goldman Sachs & Co. Vice President, Senior Equity Research Analyst
	1984-1990	Captain, United States Air Force
Education:	Harvard University, Harvard Business School, MBA (1991)	
	University of Southern California, MS Systems Technology (1987)	
	United States Air Force Academy, BS (1984)	
Inv. Exp.:	18 Years	
Age:	47	
E-mail:	rjs@sitinvest.com	



Kent L. Johnson, CFA
Senior Vice President - Research and Investment Management

Financials/Capital Goods Sectors

Professional Experience:	1989-Present	Sit Investment Associates, Inc.
Education:	University of Minnesota, MBA (1995)	
	University of Minnesota, BS (1989)	
Inv. Exp.:	16 Years	
Age:	44	
E-mail:	klj@sitinvest.com	



Ronald D. Sit, CFA
Vice President - Research and Investment Management

Retail/Consumer Sectors

Professional Experience:	1984-Present	Sit Investment Associates, Inc.
	1981-1982	Gelco Corporation, Treasury Assistant
	1977	Piper Jaffray, Research Assistant
Education:	Northwestern University, MM (1984)	
	Northwestern University, BA (1981)	
Inv. Exp.:	24 Years	
Age:	49	
E-mail:	rds@sitinvest.com	



David A. Brown, CFA, CPA
Vice President - Research and Investment Management
Director of Client Services

Consumer/Accounting Sectors

Professional Experience:	1997-Present	Sit Investment Associates, Inc.
	1986-1997	KPMG PeatMarwick LLP, Director of Financial Services Corporate Finance Practice
Education:	University of North Dakota, BBA (1986)	
Inv. Exp.:	14 Years	
Age:	45	
E-mail:	dab@sitinvest.com	



Robert W. Sit, CFA
Vice President – Research and Investment Management

Technology/Energy Sectors

Professional Experience: 1991-Present Sit Investment Associates, Inc.
Education: Northwestern University, MBA (2002)
DePauw University (IN), BA (1991)
Inv. Exp.: 17 Years
Age: 40
E-mail: rws@sitinvest.com



Michael J. Stellmacher, CFA
Vice President – Research and Investment Management

Energy/Materials Sectors

Professional Experience:
2001-Present Sit Investment Associates, Inc.
1987-2000 The Pillsbury Company, Manager – Benefits Investment, Senior Economist
1984-1987 Tri/Valley Growers, Manager - Economic Research
1979-1983 U.S. Department of Agriculture, Agricultural Economist

Education: University of Minnesota, MBA (1991)
Oklahoma State University, MS (1979)
University of Wisconsin – Madison, BS (1977)
Inv. Exp.: 18 Years
Age: 54
E-mail: mjs@sitinvest.com



Raymond E. Sit
Vice President – Research and Investment Management

Asia/Developing Markets Regions

Professional Experience:
1992-Present Sit Investment Associates, Inc.
1988-1992 Tecolote Research, Inc., Cost Analyst

Education: Pepperdine University, MBA (1990)
University of Minnesota, BS (1987)
Inv. Exp.: 17 Years
Age: 44
E-mail: res@sitinvest.com



Denise A. Anderson, Ph.D.
Vice President – Research & Investment Management

Health Care Sector

Professional Experience:
2008-Present Sit Investment Associates, Inc.
2001-2008 Kepler Capital Markets,
1998-2000 Bank Sarasin, Chemical and Pharm. Analyst/VP
1992-1998 Roche Holding Company, Director/Scientist

Education: Duke University, MBA (1997)
The Johns Hopkins University, PhD (1989)
University of Minnesota, BA (1983)
Inv. Exp.: 11 Years
Age: 47
E-mail: daa@sitinvest.com



John M. Bernstein
Vice President, Research & Investment Management
Financial Sector

Professional Experience:	1995-Present	Sit Investment Associates, Inc.
	1993-1994	Exponential Partners, Analyst
Education:	University of Minnesota, MBA (1992)	
	Carleton College, BA (1986)	
Inv. Exp.:	16 Years	
Age:	45	
E-mail:	jmb@sitinvest.com	



Stacey M. Curme
Equity Trader/Equity Research Analyst
Generalist/Trading

Professional Experience:	1993-Present	Sit Investment Associates, Inc.
Education:	University of Minnesota, MBA (2001)	
	University of Minnesota, BS (1993)	
Inv. Exp.:	12 Years	
Age:	38	
E-mail:	smc@sitinvest.com	



Joseph R. Eshoo
Vice President, Research & Investment Management
Technology/Telecommunications Sectors

Professional Experience:	2008-Present	Sit Investment Associates, Inc.
	2005-2007	HighMark Capital, Senior Technology Analyst, Vice President
	2003-2005	Zacks Investment Research, Senior Analyst
	1997-2001	A.G. Edwards & Sons, Senior Analyst
	1995-1996	SEI Corporation, Senior Research Consultant
Education:	University of Chicago, MBA (1991)	
	Northwestern University, MEM (1988)	
	Marquette University, BSEE (1982)	
Inv. Exp.:	14 Years	
Age:	49	
E-mail:	jre@sitinvest.com	



Matthew T. Loucks, CFA
Vice President, Research & Investment Management
Health Care Sector

Professional Experience:	2005-Present	Sit Investment Associates, Inc.
	2001-2005	William Blair & Co., Analyst
	1998-1999	Banc of America Securities, Associate
	1995-1998	JP Morgan & Co., Analyst
Education:	University of Chicago, Graduate School of Business, MBA (2001)	
	University of Chicago, BA (1995)	
Inv. Exp.:	14 Years	
Age:	35	
E-mail:	mtl@sitinvest.com	



Janet K. Kinzler
Vice President, Research & Investment Management
Europe/Canada Regions

Professional Experience:	2001-Present	Sit Investment/International
	2000-2001	SCA Consulting, Principal
	1997-1999	Credit Suisse First Boston, V.P., European Airline Industry Analyst
	1992-1997	Northwest Airlines, Director Business and Financial Analysis
Education:	University of Pennsylvania, Wharton School, MBA (1992) University of Michigan, BBA (1986)	
Inv. Exp.:	16 Years	
Age:	44	
E-mail:	jkk@sitinvest.com	



Tasha M. Murdoff
Vice President, Research & Investment Management
Europe/Emerging Markets/Canada Regions

Professional Experience:	1998-Present	Sit Investment/International
	1995-1998	Sit Mutual Funds
Education:	University of St. Thomas, MBA (2002) Augsburg College, BA (1997)	
Inv. Exp.:	9 Years	
Age:	33	
E-mail:	tmm@sitinvest.com	



Ningning Tang, CFA
Equity Research Associate

Semiconductors Sector/Greater China Region

Professional Experience:	2007-Present	Sit Investment Associates, Inc.
	2005-2007	Craig-Hallum Capital Group, Equity Analyst
	2004-2005	Peregrine Capital Group, Intern
Education:	University of St. Thomas, MBA (2004) Beijing Second Foreign Language Institute, BA (1992)	
Inv. Exp.:	5 Years	
Age:	39	
E-mail:	nt@sitinvest.com	



William F. Wanner III
Equity Research Associate
Quantitative /Health Service Sector

Professional Experience:	Jan. 2008-Present	Sit Investment Associates, Inc.
	2004	Massie & Co., Analyst
	2000-2003	Wellington Management, Equity Research Assistant
Education:	Fuqua School of Business at Duke University, MBA (2006) Trinity College, BA (1998)	
Inv. Exp.:	7 Years	
Age:	34	
E-mail:	wfw@sitinvest.com	



Bradley W. Meyer
Equity Trader/Equity Research Assistant

Generalist – Trading/Quantitative Research

Professional Experience:	2001-Present	Sit Investment Associates, Inc.
	2000-2001	Investment Advisers, Inc., Portfolio Accountant
Education:	University of Minnesota, MBA (2008)	
	Gustavus Adolphus College, BA (1998)	
Inv. Exp.:	6 Years	
Age:	33	
E-mail:	bwm@sitinvest.com	



Matthew J. Michalik
Equity Research Assistant

Generalist - Quantitative Research

Professional Experience:	2008-Present	Sit Investment Associates, Inc.
	2007-2008	United Health Group, Sr. Business Analyst
	2006-2007	Sit Investment Associates, Inc., Intern
Education:	University of St. Thomas, BA (2006)	
Inv. Exp.:	2 Years	
Age:	25	
E-mail:	mjm@sitinvest.com	



Nicholas D. Tich
Equity Research Assistant

Generalist – Quantitative Research

Professional Experience:	2005-Present	Sit Investment Associates, Inc.
Education:	University of St. Thomas, BS (2008)	
Inv. Exp.:	1 Year	
Age:	23	
E-mail:	ndt@sitinvest.com	



Lee J. Feltman
Equity Research Assistant

Generalist – Quantitative Research

Professional Experience:	2007-Present	Sit Investment Associates, Inc.
Education:	University of Minnesota, BS (2009)	
Inv. Exp.:	1 Year	
Age:	22	
E-mail:	ljf@sitinvest.com	

Peter L. Mitchelson, CFA
Consultant

Professional Experience:	1981-Present	Sit Investment Associates, Inc.
	1978-1981	IDS Advisory Senior Vice President
	1968-1978	McLean, Budden Limited, Montreal
Education:	Harvard University, Harvard Business School, MBA (1966)	
	University of Toronto, B Comm (1964)	
Inv. Exp:	41 Years	
Age:	67	
E-mail:	plm@sitinvest.com	



Mark A. Pepper
Consultant – Equity Generalist

Professional Experience:	2008 – Present	Sit Investment Associates, Inc.
	2007-2008	OFI Institutional Asset Management, Vice President, Senior Research Analyst
	2002-2007	Sit Investment Associates, Inc., Analyst
	1996-1999	Goldman, Sachs & Company, Financial Analyst, Global Research
Education:	Harvard Business School, MBA (2001)	
	Bryant College, BS (1995)	
Inv. Exp.:	10 Years	
Age:	39	

Scott A. Spalding, CFA
Institutional Marketing

Professional Experience:	2006-Present	Sit Investment Associates, Inc.
	1999-2006	FAF Advisors, Inc., Director, Consultant Relations
	1994-1999	Piper Jaffray, Marketing and Sales
Education:	Winona State University, BA Accounting (1994)	
Inv. Exp.:	15 Years	
Age:	38	
E-mail:	sas@sitinvest.com	



AMBASSADOR (RET.) BURTON LEVIN

Burton Levin entered the Foreign Service in 1954, serving in Taiwan, Indonesia and Thailand, and served as Consul General in Hong Kong from 1981 to 1986. In 1987-1990, he served as U.S. Ambassador to Burma. He retired from the Foreign Service in October 1990 to head the newly opened Hong Kong Office of the Asia Society. In August 1995, Ambassador Levin retired from the Asia Society to teach at Carleton College as the Sit Investment Visiting Professor of Asian Affairs.

MARVIN ZONIS

Marvin Zonis is currently a professor emeritus at the Graduate School of Business at the University of Chicago, where he teaches courses on International Political Economy, Leadership, and Business Strategy in the era of E-Commerce. He also heads his own consulting firm, Marvin Zonis and Associates. Expert on world affairs, particularly the Middle East, he is also publisher of International Political Economy, a current affairs letter that analyzes the sources and effects of politics on business and markets. Marvin has testified before committees of Congress and served as an advisor to Eastern European governments, major corporations, and the United States government.

LORD MARK MARLESFORD

Lord Marlesford has been a member of the House of Lords since 1991. He has served on the Joint House of Lords & House of Commons European Legislation Scrutiny Committee and The House of Lords European Agricultural sub-committee and is currently the leading member of the House of Lords All Party Defence Study Group. In the 1970's Lord Marlesford was the special advisor to Prime Minister Edward Heath. In 1963 he was invited to join the Conservative Party Research Department in London where he remained until 1970. From 1974 until 1991 he was a political editor and parliamentary correspondent for The Economist Newspaper, where he wrote about British, Hong Kong and Chinese politics. He is also a consultant to several organizations on world economic and political development. He began his career with military service, commissioned to the famous Coldstream Guards as a second lieutenant and has held various managerial positions in economic research and sales at Fisons Ltd.

AMBASSADOR (RET.) JÉSUS SILVA-HERZOG

Ambassador Silva-Herzog is an economist, with a Bachelor's degree from the National Autonomous University of Mexico (UNAM) and a M.A. from Yale University. He has served in the positions of Secretary of Finance (1982-1986), Secretary of Tourism (1994), Ambassador to Spain (1991-1993), and Ambassador to the United States (1995-1997). The Ambassador has been a professor and lecturer at numerous universities in Mexico and abroad. He was a candidate for the government of Mexico City in the year 2000 and has written several books and articles in the economic and financial fields.